Exemption file
82-4953.

Heineken
NV

AR/S
12-31-08

A[illegible]
2008


5L
TRADE
MARK
Heineken®
Heineken
IMPORTED
THE ORIGINAL QUALITY
HEINEKEN LAGER BEER
TRADE
MARK
Heineken
MEDAILLE D'OR PARIS 1875
GRAND PRIX PARIS 1889
PREMIUM QUALITY
Heineken

WELCOME TO THE WORLD'S MOST INTERNATIONAL BREWER: HEINEKEN



Heineken
IMPORTED
THE ORIGINAL QUALITY
THE ORIGINAL QUALITY
HEINEKEN LAGER BEER
DIPLOME D'HONNEUR AMSTERDAM 1883
TRADE MARK
Heineken
MEDAILLE D'OR PARIS 1875
GRAND PRIX PARIS 1889

PROFILE

Heineken is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand.

Our aim is to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. Our principal international brand is Heineken®, but the Group brews and sells more than 200 international premium, regional, local and specialty beers and ciders, including Amstel®, Birra Moretti®, Cruzcampo®, Foster's®, Maes®, Murphy's®, Newcastle Brown Ale®, Ochota®, Primus®, Sagres®, Star®, Strongbow®, Tiger® and Żywiec®.

We have the widest presence of all international brewers, thanks to our global network of distributors and 125 breweries in more than 70 countries. In Europe we are the largest brewer and cider producer.

We achieve our global coverage through a combination of wholly-owned companies, licence agreements, affiliates and strategic partnerships and alliances. Some of our wholesalers also distribute wine, spirits and soft drinks. Our brands are well established in profitable, mature markets, whilst the popularity of our beers is growing in emerging beer markets.

Marketing excellence and innovation are key components of our growth strategy. In everything we do, it is the consumers and their changing needs that is at the heart of our efforts.

We also play an important role in society and in the communities in which we operate. Social responsibility and sustainability underpin everything we do. As part of this, we continue to increase our initiatives to combat alcohol abuse and misuse and we will work hard to reach the highest environmental standards in the industry.

History

The Heineken story began more than 140 years ago in 1864 when Gerard Adriaan Heineken acquired a small brewery in the heart of Amsterdam. Since 1886, the unique Heineken A-yeast has guaranteed the pure, premium taste of Heineken beer. After 13 years of prohibition, in 1933, Heineken set foot on American soil and in 1937 the first Heineken beer was brewed outside the Netherlands, in the Dutch East Indies.

Over the ensuing 60 years, growth and acquisitions substantially expanded the Company. The acquisition of Brau Union in Austria in 2003 significantly extended the pre-eminence of Heineken in Europe.

The acquisition of key Scottish & Newcastle businesses in 2008 represented the largest acquisition in the history of Heineken. It created a single, stronger, more competitive business focused on sustainable growth.

Four generations of the Heineken family have been passionately involved in the expansion of the Heineken brand and the Heineken Company throughout the world. By the 21st century, the small 19th century local Amsterdam brewer has grown into a worldwide business with a global brand, employing more than 50,000 people.



PERFORMANCE HIGHLIGHTS

€14,319 MILLION
Revenue
+ 27.3%

€1,932 MILLION
EBIT (beia)
+ 10.5%

€1,013 MILLION
Net profit (beia)
(9.5%)

125.8 MILLION HECTOLITRES
Consolidated beer volume
+ 19.4%

25.9 MILLION HECTOLITRES
Heineken volume in premium segment
+ 4.7%

- Strong organic net profit growth of 11 per cent, ahead of forecast; net profit (beia) amounted to €1,013 million.
- Reported net profit of €209 million: diluted by lower than expected profits from new businesses, related financing charges and net exceptional charges of €757 million.
- Consolidated beer volume grew 3.5 per cent organically.

EBIT (beia)[1]
In millions of EUR


2004 1,322
2005 1,319
2006 1,481
2007 1,748
2008 1,932

Net profit (beia)
In millions of EUR


2004 803
2005 840
2006 930
2007 1,119
2008 1,013

Consolidated beer volume[1]
In millions of hectolitres


2004 86.3
2005 88.3
2006 98.8
2007 105.4
2008 125.8

Heineken volume in premium segment
In millions of hectolitres


2004 19.2
2005 20.1
2006 22.5
2007 24.7
2008 25.9




Heineken

Key figures[2]

Results

In millions of EUR	2008	2007[1]	Change in %
Revenue	14,319	11,245	27.3
EBIT[3]	1,080	1,418	(23.8)
EBIT (beia)[3]	1,932	1,748	10.5
Net profit	209	807	(74.1)
Net profit (beia)[3]	1,013	1,119	(9.5)
EBITDA[3]	2,286	2,056	11.2
EBITDA (beia)[3]	2,720	2,384	14.1
Net debt	8,932	1,746	411.6
Dividend (proposed)	304	343	(11.4)
Free operating cash flow[3]	550	663	(17.0)

Balance sheet

In millions of EUR			
Total assets	20,563	11,954	72.0
Equity attributable to equity holders of the Company	4,471	5,404	(17.3)
Net debt position	8,932	1,746	411.6
Market capitalisation	10,708	21,639	(50.5)

Results and balance sheet per share of €1.60

Weighted average number of shares – basic	488,930,340	489,353,315	(0.1)
Net profit	0.43	1.65	(73.9)
Net profit (beia)	2.07	2.28	(9.2)
Dividend (proposed)	0.62	0.70	(11.4)
Free operating cash flow	1.12	1.35	(17.0)
Equity attributable to equity holders of the Company	9.14	11.04	(17.2)
Share price[4]	21.90	44.22	(50.5)

Employees

In numbers			
Average number of employees	56,208	46,439	21.0

Ratios

EBIT as % of revenue	7.5%	12.6%	(40.5)
EBIT as % of total assets	5.3%	11.9%	(55.5)
Net profit as % of average equity attributable to equity holders of the Company	4.2%	15.5%	(72.9)
Net debt/EBITDA (beia)	3.28	0.73	349.3
Dividend % payout	30.0%	30.7%	(2.3)
Cash conversion rate	47.8%	53.3%	(10.3)
EBITDA/Net interest expenses	6.0	22.6	(73.5)

[1] Restated for change in accounting policies as disclosed in note 3(b) of the notes to the consolidated financial statements.

[2] Please refer to the 'Glossary' for definitions.

[3] 'EBIT, EBIT (beia), net profit (beia), EBITDA, EBITDA (beia) and free operating cash flow' are not financial measures calculated in accordance with IFRS. Accordingly, it should not be considered as an alternative to 'results from operating activities' or 'profit' as indicators of our performance, or as an alternative to 'cash flow from operating activities' as a measure of our liquidity. However, we believe that 'EBIT, EBIT (beia), net profit (beia), EBITDA, EBITDA (beia) and free operating cash flow' are measures commonly used by investors and as such useful for disclosure. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated. For a reconciliation of 'results from operating activities', 'profit' and 'cash flow from operating activities' to 'EBIT, EBIT (beia), net profit (beia), EBITDA, EBITDA (beia) and free operating cash flow' we refer to the financial review on pages 49 to 53.

[4] As at 31 December.

2008

JANUARY

ACQUISITION IN ALGERIA

Heineken announces the acquisition of the Tango Brewery in Algiers, Algeria.

The company employs 350 employees and operates a modern brewing facility in Rouiba, near Algiers, the capital. The brewery has been operational since 2001 and has a production capacity of 750,000 hectolitres.

The company's portfolio consists of the leading mainstream beer brand Tango and two brands in the economy segment, Samba and Fiesta. The combined volume, including Heineken, totals 140,000 hectolitres. Heineken is now locally brewed in Algeria.

AGREEMENT ON ACQUISITION OF SCOTTISH & NEWCASTLE

The boards of Sunrise Acquisitions Limited ("BidCo") and Scottish & Newcastle plc announce that they have reached agreement on the terms of a recommended cash offer to be made by BidCo, a newly incorporated company jointly owned by Carlsberg A/S and Heineken for the entire issued and to be issued share capital of S&N.

JOINT VENTURE SERBIA AND KAZAKHSTAN

Heineken announces the establishment of a joint venture with Efes Breweries International (EBI) in order to invest in the Uzbek beer market through the acquisition of breweries. Heineken and EBI hold 40 per cent and 60 per cent respectively of the shares in the joint venture, respectively, with EBI responsible for operational management.

In addition, Heineken and EBI announce they intend to combine their operations in the Kazakh and Serbian beer markets. In Kazakhstan, EBI is the second largest brewer with a 25 per cent market share. The company operates two breweries with a total annual capacity of 2.1 million hectolitres. Heineken is the fifth largest brewer in the market with a 5 per cent market share and an annual capacity of 400,000 hectolitres. Following the completion of the proposed transaction (in October 2008), Heineken and EBI hold 72 per cent and 28 per cent respectively of the combined Kazakh business.

In Serbia, EBI is the third largest brewer in the market with a 10 per cent market share. The company operates two breweries with a total annual capacity of 1.4 million hectolitres.

After Heineken's acquisition of the Rodic brewery in February 2008, Heineken is the fourth largest brewer in the market with a 7 per cent market share and an annual capacity of 1.5 million hectolitres. Following the completion of the proposed transaction (which occurred in August 2008), Heineken and EBI hold 72 per cent and 28 per cent respectively of the combined Serbian business.

FEBRUARY

ACQUISITION IN ROMANIA

Heineken announces the acquisition of the Romanian brewer Bere Mures. The transaction will strengthen Heineken's number one position in the country, increasing both its market share – to 31 per cent – and its volume to 6 million hectolitres.

The brewer is located in Targu Mures in the Transylvania region. The company employs 394 people and has a production capacity of 1.6 million hectolitres.

The company's portfolio includes Neumarkt, one of the country's leading beers, the smaller brands Dracula and Sovata as well as two profitable mineral water brands, Cezara sparkling mineral water and Cheile Cibului still water.

MARCH

ACQUISITION IN THE CZECH REPUBLIC

Heineken announces the acquisition of Drinks Union in the Czech Republic. The transaction will strengthen Heineken's number three position in the market and will give the Company a market share of 12 per cent and a total domestic volume of more than 1.9 million hectolitres.

Drinks Union owns four breweries, located in North and East Bohemia. The company employs 523 people and has a total production capacity of 0.9 million hectolitres.

The company's portfolio consists of the national brand Zlatopramen and the regional Breznak, Louny and Dacicky brands.


Heineken

APRIL

FINAL APPROVAL SCOTTISH & NEWCASTLE

Recommended cash offer for the acquisition of Scottish & Newcastle becomes effective.

The closure of the transaction is the start of an exciting new era for Heineken, strengthening the position in Western Europe. The Company will accelerate the process of uniting people, brands and best practice from both Heineken and S&N to create a single, stronger, more competitive business.

Heineken's acquisition of parts of S&N includes businesses, licences and investments in Belgium, Finland, India, Ireland, Portugal, the UK and the US, with core brands including Foster's, Kronenbourg 1664, John Smith's, Newcastle Brown Ale, Sagres, Lapin Kulta, Maes and Beamish.

JUNE

ACQUISITION IN BELARUS

Heineken announces the acquisition of the Rechitsa Brewery, strengthening Heineken's number two position in the fast-growing Belarusian market giving the Company a production share of 24 per cent.

The company employs 588 people, has a production capacity of 525,000 hectolitres and is located in the city of Rechitsa in South Eastern Belarus. The business also operates a maltery, with a capacity of 10,000 tonnes.

The company's portfolio consists of the mainstream beer brand Rechitsa and its six sub-brands, the economy brand Dneprovska and a newly launched premium brand, BergG, which has three variants.

JULY

ACQUISITION IN SWITZERLAND

Heineken announces the tendering of 96.54 per cent* of all shares in the newly formed Eichhof Getränke Holding AG.

The tender offer for the beverage division of Eichhof was completed after approval of the Swiss Competition Commission in August.

The beverage division comprises the production and distribution of beers, non-alcoholic beverages and wine and employs approximately 450 people. The company is the owner of the Eichhof brewery in Lucerne, which has a production capacity of 400,000 hectolitres. Its main brand, Eichhof, is the leading mainstream beer in the Lucerne region. The company has an estimated 10 per cent market share of the Swiss beer market. Soft drinks and wine account for 45 per cent of total volumes.

* Increased to 100 per cent in December 2008.

AUGUST

HEINEKEN RETURNS AS GLOBAL JAMES BOND PARTNER

Heineken launches a worldwide promotional campaign for the 22nd James Bond film, 'Quantum of Solace'.

Heineken's global 'Quantum of Solace' marketing campaign, featuring leading Bond-girl Olga Kurylenko, launches across an estimated 40 countries and offers a great opportunity to drive sales growth and to help build the value of Heineken's brand equity.

The new James Bond film, released in cinemas worldwide in November 2008, is Heineken's fifth consecutive global partnership with one of the most successful and longest-running movie franchises.

SEPTEMBER

NEW CAMPAIGN FOR UEFA CHAMPIONS LEAGUE

In its fourth year as a sponsor of the UEFA Champions League, Heineken launches a new advertising campaign: 'Great Together'.

The campaign's 10-second break bumpers will be broadcast worldwide on UEFA Champions League match nights with an estimated audience of 140 million viewers per match week.

As of the 2008 – 2009 season, Heineken will integrate its responsible consumption programme 'Enjoy Heineken Responsibly' into the sponsorship of the UEFA Champions League.

OCTOBER

OPENING OF SEVILLE BREWERY, SPAIN

Heineken announces the official opening of its newest brewery in Seville by His Majesty, King Juan Carlos I of Spain.

This modern and technologically advanced brewery will increase annual production capacity in Seville from 3 to 5 million hectolitres and will also significantly enhance Heineken's environmental credentials. In 2008, consolidated beer volume of Heineken Spain totalled 10.9 million hectolitres.

Heineken Spain owns five breweries and brews the Heineken, Amstel, Cruzcampo (Spain's best selling beer brand), Buckler and Kaliber brands.

NOVEMBER

FIRST INTERNATIONAL RESPONSIBLE DRINKING CAMPAIGN

Heineken launches the first global, interactive responsible drinking campaign, called 'Know The Signs'. Our aim is for consumers to engage and interact with this campaign rather than passively watch a one-way piece of communication. By making it possible to interact with this campaign we believe we are more likely to be successful in raising awareness of over-consumption of alcohol.

DECEMBER

REOPENING HEINEKEN EXPERIENCE IN AMSTERDAM

Following extensive renovation and expansion, the Heineken Experience, located in the former Heineken brewery in the centre of Amsterdam, re-opens for visitors and is officially opened by Mrs. Charlene de Carvalho-Heineken on 9 December.

The Heineken Experience is one of Amsterdam's most popular tourist attractions with over 400,000 visitors a year. Visitors are introduced to the Company's history and the world of Heineken during a self-guided tour, which includes a variety of new, interactive and entertaining elements like a Mini Brewery, a Stable Walk along the iconic Shire horses and the Brew U Ride Theatre, where visitors can interactively experience the brewing and bottling process.

QUANTUM OF SOLACE

Heineken

EXPERIENCE

REPORT OF THE EXECUTIVE BOARD

CHIEF EXECUTIVE'S STATEMENT



"I believe that the combination of our actions, our commitments and our people will ensure that Heineken will emerge as an even stronger and more competitive company."

New additions to the portfolio:


SAGRES
MAES



By any measure, 2008 was a unique year.

Large-scale industry consolidation, a global slowdown in category growth, significant increase in input costs and cost pressures and above all, an unprecedented economic crisis unfolding in the second half of the year.

Against this backdrop, we delivered strong organic growth in net profit of 11 per cent, revenue growth of more than 27 per cent (7 per cent organic) and 16 per cent increase in Group volume (4 per cent organic). These results are testament to the resilience of our core business, the strength of our portfolio and the considerable efforts of our employees and business partners. I would like to thank them all for their contribution.

However, the exceptional economic circumstances required us to reduce the value of goodwill in Russia, our investment in India and in our pub portfolios in the UK. These non-cash exceptional charges, together with low profit contributions of new businesses and the related financing costs resulted in a substantially lower reported net profit.

Looking back over the last three years, we have become more resilient, performance driven and competitive. We have achieved an average top-line growth of 16.5 per cent per year and grown the Heineken® volume in the premium segment by 3.4 million hectolitres, an average of 7.3 per cent per year. We are more efficient thanks to the successful delivery of more than €450 million of cost savings between 2006 and 2008 linked to our Fit2Fight programme. And we have a much stronger global footprint.

Heineken N.V. Executive Board

Right: Jean-François van Boxmeer
Chairman of the Executive Board/CEO

Left: René Hooft Graafland
Member of the Executive Board/CFO

CHIEF EXECUTIVE'S STATEMENT CONTINUED

Regional contrasts
The year was also one of regional contrasts. In Western Europe and the Americas, the impact of the economic crisis on consumer sentiment was felt early and volumes in many markets contracted.

Central and Eastern Europe continued to grow volumes, but experienced much tougher trading conditions in some big markets, such as Russia and Romania, particularly in the fourth quarter, resulting in marginal profit decline.

The picture in our Africa and the Middle East and Asia Pacific markets was completely different. We experienced strong growth, driven by good macro-economic and social developments and by the increasing strength and popularity of our brands. As in 2007, Africa and the Middle East was again our fastest growing region in terms of both volume and profit (Africa and the Middle East EBIT (beia) 42.0 per cent). The Asia Pacific region continued its solid growth record, aided by good results from our own businesses and from Asia Pacific Breweries (APB) our jointly owned venture with Fraser and Neave.


Gulder
Cold Filtered
Gulder
THE ULTIMATE BEER

Our brands made the difference
Once again, the Heineken brand has been at the heart of our growth, and confirmed its status as our Company's flagship brand and key differentiator. With volume growth of 4.7 per cent, the brand again outperformed the international premium segment, growing in almost all of our European and African markets. The brand also showed double-digit growth in markets like the UK, Canada, Chile, Argentina, Indonesia, Taiwan and South Korea.

Alongside this, many of our local brands performed strongly. In Nigeria, Star and Gulder grew by 12 per cent and 15 per cent respectively. In Rwanda, Congo and Burundi the Primus brand grew by more than 18 per cent. Strongbow cider in the UK grew and in America, the FEMSA portfolio grew more than 8 per cent. Kelt in Slovakia, Warka in Poland, Bintang in Indonesia, Desperados in France and Poland, Karlovacko in Croatia, Three Bears and Dr. Diesel in Russia also grew well, demonstrating the strength and depth of our portfolio.

A stronger footprint, a clear advantage
During the year, we entered 11 new markets, and completed the largest acquisition in our history when we acquired the Scottish & Newcastle businesses in the UK, Portugal, Finland, Belgium, Ireland, India and the USA. In addition, we acquired breweries across Europe in markets such as Belarus, Serbia, Romania, the Czech Republic and Switzerland. In Africa, we acquired Algeria's leading brewer, completed greenfield expansion in Tunisia and Lubumbashi and began construction of a brewery in South Africa, on schedule to be operational in the second half of 2009. In Asia, we completed greenfield projects in Laos and Mongolia.


Heineken
Heineken
1873

We now have leading positions in 59 of our 66 markets, none of which accounts for more than 10 per cent of EBIT (beia).

The strategic potential of all our new markets remains strong. However, the economic downturn means that some will take longer to achieve the ambitious goals we have set for them. The performance in the UK, in particular, was heavily impacted by the combination of recession, on-trade downturn, unprecedented excise duty rises, smoking bans and an adverse exchange rate. We are rapidly realising the synergies that we announced in 2008, as well as reducing costs significantly, re-structuring parts of the business and improving pricing in order to increase the efficiency and profitability of the UK business.

2009: a tough year ahead

Looking ahead, we must be realistic. Our core business is robust but not immune from the near-term challenges posed by the global economic downturn. The recession in many parts of the world will continue to negatively impact consumer confidence and spending. In the light of this new reality, we have identified clear priorities for our business:

Cash generation

Our entire leadership of more than 500 senior managers has a clear target linked to cash generation and cost reduction in order to reduce our debt levels. In addition, we have introduced a Company-wide programme aimed to restore cash conversion rates to more than 100 per cent by 2011.

Making new markets deliver

We will ensure that our 11 new markets deliver value to the Group in as short a time as possible. We have a proven ability to make new acquisitions value-accretive, particularly also in mature markets.

Reinforce market positions

At the same time, we will continue to focus on increasing our value share in all the markets where we operate by increasing the efficiency and effectiveness of our marketing investments.

Despite the challenges we face, we will remain true to our long-held values: Passion for Quality, Respect for People, Enjoyment of Life. We will continue to create a stronger, more sustainable company and will not compromise on our Corporate Responsibility agenda.

When taken together, I believe that the combination of our actions, our commitments and our people will ensure that Heineken will emerge as an even stronger and more competitive company.

Jean-François van Boxmeer
Chairman of the Executive Board/CEO

Amsterdam, 17 February 2009

OUTLOOK 2009

This outlook for 2009 provides further information on general developments in the international beer industry, their effects on Heineken's position, its profit forecast and its capital investments.

The impact of the economic slowdown is far from clear at this stage and potentially poses significant challenges. A number of beer markets showed a slowdown at the end of 2008. Therefore, Heineken remains cautious on the development of beer consumption.

Past experience indicates that beer consumption as a whole is relatively resilient in a period of economic downturn although shifts from on-trade to off-trade consumption and from mainstream beers to economy beers may occur. Heineken's operations are widely spread geographically and are not dependent on the development of a limited number of markets. The financial structure and cash flow of the Company are sound and existing, committed long-term credit facilities offer financial flexibility. These factors will help mitigate the effect of the global economic downturn on Heineken's business. Heineken will, during 2009 and beyond, maintain a rigorous focus on:


Heineken

- Reducing debt through initiatives that strengthen cash generation and cash conservation. These include programmes to reduce capital expenditure, networking capital and the sale of non-core assets. The Company has instigated a programme to increase the cash conversion rate in excess of 100 per cent in the period 2009 – 2011.
- Improving performance of newly acquired companies. Every new business has specific, focused action plans to improve their performance.
- Reducing costs through Total Cost Management. Heineken has launched new cost-reduction initiatives focusing on savings that will have an immediate and positive impact on cash flow.
- Maintaining the price positioning of key brands. Heineken will continue to pass on the effect of higher costs, currency impacts and higher excise duties, in the selling prices of its key brands. It will restore margins, which were negatively affected by high cost increases in 2008.
- Increasing the efficiency and effectiveness of all marketing investments. Heineken will ensure the right level of marketing support for key local and international brands, leveraging the fall in media costs.

For 2009, Heineken expects that the underlying downward trend in the number of employees will continue due to cost-reduction and efficiency-improvement programmes.

Capital expenditures related to property, plant and equipment, including the investments of newly acquired businesses, will amount to approximately €700 million (4.9 per cent of 2008 revenue), of which €230 million relates to the carry-over of expansion projects started in previous years. This is substantially below the like-for-like €1.1 billion of 2008, which is mainly due to new capex-reducing initiatives and the completion of a number of investment programmes. Heineken will finance the capital expenditure from cash flow.

Starting in 2009, Heineken will issue a trading update after each first and third quarter.


Heineken

EXECUTIVE COMMITTEE

The two members of the Executive Board, the five Regional Presidents and the five Group Directors together form the Executive Committee. The Executive Committee is the highest consultative body within Heineken. The Executive Committee supports the development of policies and ensures the alignment and continuous implementation of key priorities and strategies across the organisation.

1. Jean-François van Boxmeer (Belgian; 1961)
Chairman Executive Board/CEO
In 2001 appointed member of the Executive Board and from 1 October 2005 Chairman of the Executive Board/CEO. Joined Heineken in 1984 and held various management positions in Rwanda (Sales & Marketing Manager), DRC (General Manager), Poland (Managing Director), Italy (Managing Director). Executive Board responsibility: Heineken Regions, Group Human Resources, Group Corporate Relations, Group Supply Chain, Group Commerce, Group Legal Affairs, Group Internal Audit, Company Secretary.

2. René Hooft Graafland (Dutch; 1955)
Member Executive Board/CFO
In 2002 appointed member of the Executive Board. Joined Heineken in 1981 and held various management positions in DRC (Financial Director), the Netherlands (Marketing Director), Indonesia (General Manager) and the Netherlands (Director Corporate Marketing, Director Heineken Export Group). Executive Board responsibility: Group Control & Accounting, Group Finance, Group Business Development, Group IT and Group Business Processes.


★ Heineken

12. 8. 4. 6. 7. 1. 10. 5.

3. Didier Debrosse (French; 1956)
Regional President Western Europe
Joined Heineken in France in 1997 as Sales and Marketing Manager, after having worked with Nivea and Kraft Jacobs Suchard, where he had various commercial positions. He was later appointed General Manager of Brasseries Heineken in France. In 2003 he became Managing Director of Heineken France and Regional President in 2005.

4. Marc Gross (French; 1958)
Group Supply Chain Director
Joined Heineken in Greece in 1995. In 1999 he became Regional Technical Manager North, Central and Eastern Europe. In 2002 he became Managing Director of Heineken Netherlands Supply. Prior to joining Heineken, he held various management roles with international food and consumer businesses. He was appointed Group Supply Chain Director in 2005.

5. Siep Hiemstra (Dutch; 1955)
Regional President Asia Pacific
Joined Heineken in 1978 and worked in various commercial and logistic positions. In 1989 he was appointed Country Manager of Heineken Export based in Seoul, South Korea. Subsequently, he held various management positions in several countries including Papua New Guinea, Ile de la Réunion and Singapore. In 2001 he was appointed Director of Heineken Technical Services and Regional President in 2005.


The Star Story

9. 2. 3. 11.

6. Tom de Man (Dutch; 1948)
Regional President Africa and the Middle East
Joined Heineken Technical Services in 1971. Following this, he held various management positions in Singapore, Korea, Japan, Nigeria and Italy. From 1992, he was Group Production Policy & Control Director. In 2003 he was appointed Managing Director of Heineken's operations in Sub-Saharan Africa and Regional President in 2005.

7. Frans van der Minne (Dutch; 1948)
Group Human Resources Director
Joined Heineken in 1975 in sales. He held various management positions in the export organisation. In 1988 he was appointed General Manager of the Murphy Brewery, Ireland. In 1989 he became Director of Heineken Export and in 1999 he became Director of Central and Eastern Europe. He was appointed President of Heineken USA in 2000 and became Group Human Resources Director in 2005.

8. John Nicolson (British; 1953)
Regional President Americas
Entered the beer industry in 1993 through Foster's Brewing Group as Group Executive Director of the Courage business. In 1995, Scottish & Newcastle acquired the Courage business and he took up the role of Group Marketing Director. From 2000 until April 2008, John was an Executive Board member of S&N plc. In October 2008 he was appointed Regional President with Heineken.

9. Nico Nusmeier (Dutch; 1961)
Regional President Central and Eastern Europe
Joined Heineken in 1985 as a management trainee and graduated as a master brewer in 1988. Since then he has held various management positions within Heineken in many parts of the world. In 2001 he was appointed Managing Director of Grupa Żywiec in Poland and Regional President in 2005.

10. Sean O'Neill (British; 1963)
Group Corporate Relations Director
Joined Heineken in 2004 following eight years in senior roles within the alcoholic beverages sector. Prior to this, he held management roles with a global communication and corporate affairs consultancy based in the UK, Russia, the Middle East and Australia. In 2005 he was appointed Group Corporate Relations Director.

11. Stefan Orlowski (Polish/Australian; 1966)
Group Commerce Director
Joined Heineken in 1998, working as Vice-President & Managing Director of Grupa Żywiec. From 2003 to 2006, he was Chief Operating Officer, first of Brau Union AG and as of 2005, of Central and Eastern Europe (C&EE) with direct responsibility as Managing Director Central Europe for the Central European markets and for Marketing, Sales and Distribution of C&EE. In October 2007 he was appointed Group Commerce Director.

12. Floris van Woerkom (Dutch; 1963)
Group Control and Accounting Director
Joined Heineken in 2005 as Group Control & Accounting Director, after having worked with Unilever for 18 years, where he held various international positions including Finance Director in Mexico and regional Vice-President Finance in Latin America.

(Regional Presidents and Group Directors are shown in alphabetical order).

Photograph location: The 'Star Bar' at the new Heineken Experience in Amsterdam.

OPERATIONAL REVIEW


Heineken
TRADE MARK

A key priority is to drive top-line growth through the creation of a global portfolio that combines the power of local and international brands. The Heineken brand is our jewel in the crown.

Top-line growth is the key measure of our strength. To achieve it, we focus on building our brands and portfolios in terms of value, volume and profitability. We seek to balance the management and growth of our local, regional and global brands, with the management and growth of Heineken, the world's most valuable international premium beer brand. Despite the challenging market conditions, which saw heavy increases in raw material and packaging costs, and a worsening economic environment, our top-line performance continued to improve across our brand portfolio, with an organic 7.4 per cent increase in revenues and an organic 3.5 per cent rise in consolidated beer volume. In 2008, we extended our portfolio of brands through the acquisition of Scottish & Newcastle's beer and cider brands. These offer exciting new opportunities to complement our portfolio in a number of markets.

The Heineken brand
The Heineken brand is the jewel in the crown of our portfolio and is at the heart of our Company. In 2008, it further strengthened its position as the undisputed leader among international premium brands. Total Heineken volume in the premium segment grew by 4.7 per cent despite challenging economic conditions in the USA in particular. It is worth noting that double-digit growth was achieved in Africa and Asia Pacific, providing a positive balance to the brand's strong position in mature markets. In developed European premium beer markets, the Heineken brand maintained or increased its market share and leading positions albeit from a somewhat lower volume base. With the acquisition of Scottish & Newcastle, the growth opportunities for the Heineken brand in the UK, Portugal and Finland have improved considerably. We continue to take a long-term view by investing in the brand and protecting our premium position.


CAFE
AMSTEL
LAGER
Gulder
Gulder
BINTANG
BINTANG
PILSENER
BULMERS
BULMERS
PEAR
LAGER BEER

OPERATIONAL REVIEW CONTINUED

Heineken volume by region
In millions of hectolitres



● Western Europe*	7.6	29.3%
● Central and Eastern Europe	2.8	10.8%
● Americas	9.0	34.8%
● Africa and Middle East	2.1	8.1%
● Asia Pacific	4.4	17.0%
Total	25.9	100%

* In premium segment.



Drivers of growth

Innovations contribute to the top-line growth and to the strength of the Heineken brand in particular. In 2008, DraughtKeg, the unique 5-litre 'go-anywhere' draught system, and BeerTender, the 'genuine home draught beer experience', accounted for part of the volume growth of the Heineken brand. DraughtKeg is now sold in over 100 markets worldwide and in France the portfolio was extended with the introduction of Pelforth. In 2008, we also introduced BeerTender in the USA and Spain. At the same time, the roll-out of the David draught beer system, aimed at lower volume on-trade outlets, gradually continued and is now available in 90 markets. We have seen continued volume and value growth of our range of on-premise systems David and Extreme Draught (mobile David), now delivering superior EBIT and volume growth in a gradually declining on-premise draught market. Thirty-two markets now use Extreme Draught. Orion, a new cellar beer system, has been launched in the Netherlands and Switzerland.

Driving top-line growth by winning customers at the point of purchase has been the key rationale behind the roll-out of our Extra Cold programme. Heineken Extra Cold is a different way to serve Heineken. It is the original Heineken beer served Extra Cold and covers both draught and packaged beer. Since the launch of the programme in 2005, Extra Cold draught beer has been installed in 62,000 outlets. In 2008, the Extra Cold product and brand experience were promoted by using a specially designed 'Heineken Extra Cold Truck' that visited 23 different cities in 12 European countries. Visitors were invited to the truck's unique ice bar experience and guided through various interactive cooling down stages before reaching 'Extra Cold' at –8°C.

We have broadened the scope of our innovation efforts by establishing an Innovation Team, taking also on board the attractive portfolio of innovative solutions that the Scottish & Newcastle acquisition has brought us: Super Chilled and Lager Widgets.

International marketing

As a leading international brand with a presence in almost every country in the world, Heineken is well placed to launch major international marketing initiatives.

In 2008, the Heineken brand strategy was further developed to achieve better coherence across the Group's global communications. At the same time, the Heineken Visual Identity was upgraded and a new visual identity for Heineken music properties and 'Enjoy Heineken Responsibly' was developed.


Heineken KnowTheSigns

As a premium beer brand that embraces quality over quantity, Heineken seeks to promote a responsible drinking culture. This became an even more visible component of our communications strategy in 2008, with the launch of our international interactive 'Know The Signs' campaign. This initiative aims to raise awareness around responsible alcohol consumption among beer drinkers. It introduces five archetypal drinkers who have consumed too much alcohol: the crier, the groper, the exhibitionist, the sleeper, and the fighter. By showing the behavioural patterns of the five, Heineken helps audiences identify the first signs of inappropriate behaviour and encourages more responsible drinking.

Another example of our commitment to addressing this issue was the decision to promote the 'responsible drinking' tagline on promotional boards at UEFA Champions League matches. The UEFA Champions League is our main sponsorship platform and in 2008 we announced the renewal of our contract for a further three years through to the end of the 2011/12 season. The Heineken brand has been associated with this prestigious club tournament since 2005. With over 140 million TV viewers watching live coverage of the UEFA Champions League in almost every country in the world, this global sporting event has become synonymous with the Heineken brand. The partnership with UEFA will continue to add value to the Heineken brand and underlines our commitment to extending our leadership within the premium beer segment.

Heineken will also continue its strategy of bringing the UEFA Champions League closer to the fans. Over the last two seasons, Heineken has taken the famous UEFA Champions League Trophy on a tour through Latin America and Asia, giving fans a unique opportunity to see this famous sporting icon first-hand. In 2008, over 350 fans, competing in the Heineken Star Final Competition, attended the UEFA Champions League Final in Moscow and more than 150 consumers, who participated in the competition, watched the final match at a Grand Safari Location in South Africa, as part of the Heineken Star Final competition. Furthermore, the Heineken Back Stadium Pass gave a few lucky fans an opportunity to watch the warm-up from the pitch-side just before the game started.

We have also become known for our creative use of film to enhance the profile of the Heineken brand among our target consumers. In 2008, a worldwide promotional campaign for the 22nd James Bond film, 'Quantum of Solace', was launched in 40 countries. The film, which was released worldwide in November 2008, is Heineken's fifth consecutive global partnership with one of the most successful and longest-running movie franchises. The campaign included TV and print advertising, on- and off-premise promotions and interactive and digital activities.

These major global activities were complemented by numerous initiatives at a local level that successfully associated the Heineken brand with music and music events.

Strengthening the Heineken brand by improving the quality and consistency of our communications whilst leveraging our global presence and brand activation properties remains a key priority.

Volume continues to be a key factor in benefiting from scale efficiencies, whilst a disciplined approach to growing value and 'innovation for profit' is essential for our business to stay relevant. This has been built into our marketing approach in an economic environment where efficiency and effectiveness will be even more important than before.

Brand and portfolio-building competencies form the backbone of all our marketing efforts wherever we apply them. We seek to maximise the intrinsic value of our portfolios, whilst retaining the advantages of volume scale. We manage different combinations of portfolios across our operating companies. These are made up of both international and domestic premium and mainstream brands, driven by a global strategic approach. This approach is then locally adapted, based on local consumer relevancy in order to continually increase the value of our portfolios. At the same time we constantly assess international and local emerging opportunities via an in-depth understanding of our consumer and customer needs. It is vital that our marketers speak the same language across all markets and have the competencies and the tools to do this.

Enhancing the effectiveness and consistency of our sales and marketing teams will remain a top priority. We will continue to assess the development of our marketing, trade-marketing and sales people worldwide, based on the implementation of functional competencies.

OPERATIONAL REVIEW CONTINUED

Sustainability

Heineken is committed to sustainable business practices as part of a long-term strategic framework that looks to act beyond the financial year. We are aware of the important role we play in society and in those communities in which we operate. We therefore seek to run our business in a responsible way, focusing on areas where we can make a positive difference by engaging with stakeholders at a local as well as international level.

We have focused our thinking and our actions around areas where we can have a real impact on our business environment and where the changing business environment has a real impact on us. These focus areas are:

- Energy: consumption and CO_2 emission
- Water: consumption, waste water and discharge
- Safety: of our employees and our installations
- Agriculture: quality and availability of raw materials
- Supply chain responsibility
- Responsible beer consumption
- Impact on developing markets.

In 2008, we began an internal review of all focus areas with the aim of establishing a clear longer-term vision. We have asked our key stakeholders to provide feedback, which we will use as input to our internal discussions about the future sustainability agenda. We will conclude this process in 2009.

At the same time, good progress has been made in the promotion of Responsible Beer Consumption. The number of partnerships we have established to combat alcohol abuse has quadrupled since 2007. As part of these efforts we launched the interactive international media campaign (www.knowthesigns.com). Finally, we re-issued our Rules for Responsible Commercial Communication and increased our employee training and awareness.

We also continued the successful roll-out of our Supplier Code. This has now been completed on a central level, in Austria, Greece and Poland, whilst implementation in all markets in Western Europe and Central and Eastern Europe has commenced. This includes the design of a new mandatory audit tool which measures our suppliers' compliance with the principles of the Code.

In 2008, we conducted a workshop on energy and climate, aimed at significantly reducing our impact. At the same time, we continued to invest in the energy efficiency of our production facilities and to meet the target we have set of 15 per cent energy efficiency improvements by 2010 compared with 2002.

We are pleased that in 2008 our ongoing sustainability efforts were recognised by our continued inclusion in the Dow Jones Sustainability Index (first within our global industry category) and through our membership of the FTSE4Good Index.

Heineken does not presume to have the answers to all the questions surrounding sustainability but we are always learning from other companies and organisations such as the UN Global Compact, which play an important role in bringing together companies that take their future and the future of our planet seriously.


Heineken

FTSE4Good

Dow Jones Sustainability Indexes
Member 2008/09

For more information regarding our policies and objectives in this area, please see our 2008 Sustainability Report that will be published in April 2009. This report will also be available on our website (www.heinekeninternational.com).

Personnel and organisation

Our employees are our most important asset and we dedicate significant amounts of time and resources to their growth, development and well-being.

In our 2007–2010 HR plan we outline four key goals:

- Ensure we have the right people at the right time in the right job
- Create a culture that drives performance
- Implement reliable HR services
- Build the role of HR in ensuring personnel expense is correctly budgeted and spent throughout the Company.

In 2008 we continued our journey towards these goals by building upon the existing management, leadership and reward systems in place throughout our organisation. We also launched several new HR initiatives, including the HR Performance Accelerator, which enables us to identify HR improvement opportunities and fully align our HR practices with the business requirements of our various operations. This initiative was successfully implemented in selected markets, and in 2009 will be rolled out to other regions. We also established a Senior HR Leadership programme, which aims to accelerate the development of selected HR employees.

It is clear the leadership and talent development programmes are bearing fruit. In 2008 we were able to identify more emerging professional and leadership talents than in previous years. In 2008 we also further developed our organisational Climate Accelerator & Climate Reporting Tool. Both are online tools for managers in operating companies to help them put the outcome of their bi-annual Organisational Climate Survey into action in order to actually improve their working climate.



Geographic distribution of personnel
In numbers



Western Europe	21,362*
Head office	854
Central and Eastern Europe	20,390
Americas	1,956
Africa and the Middle East	10,667
Asia Pacific	979
* In the Netherlands	3,971

With the aid of our HR dashboard we established a full understanding of the development of HR costs and time spend. In addition, the Heineken University successfully upgraded our Development Programmes for management and senior employees.

In 2009 we will continue to focus on developing and achieving our four goals, with the aim of reaching HR excellence. We will also continue to create awareness of the importance of road safety, particularly in Africa and the Middle East. In addition, special attention will be paid to the promotion of healthy living.

In 2008, the average number of employees increased from 46,439 to 56,208.


LAPIN KULTA
PREMIUM
SAGRES
Heineken
IMPORTED
THE ORIGINAL QUALITY
HEINEKEN LAGER BEER


ŻYWIEC
1856
TRADE MARK
NA KRYSTALICZNIE CZYSTEJ GÓRSKIEJ WODZIE
ОХОТА
КРЕПКОЕ
8%
ESTD 1856
MURPHY'S
DRAUGHT
IRISH STOUT
EST. 1932
World Acclaimed
LAGER BEER
MAES
FOSTER'S

REGIONAL REVIEW CONTINUED



REVENUE

€7,661 million

EBIT

€509 million

EBIT (BEIA)

€775 million

CONSOLIDATED BEER VOLUME

44.3 million hectolitres

HEINEKEN VOLUME IN PREMIUM SEGMENT

7.6 million hectolitres

WESTERN EUROPE

CONSOLIDATED BEER VOLUME

IN MILLIONS OF HECTOLITRES


2004 32.2
2005 31.9
2006 32.1
2007 31.9
2008 44.3

"In a difficult year we have again grown our profitability, demonstrating that we have what it takes to create value in the most mature market environments."

Didier Debrosse
President Heineken Western Europe


Heineken
BULMERS

Western Europe is Heineken's most profitable region, accounting for 57 per cent of the pro forma (all acquired businesses assumed to be part of the Group as from 1 January 2008) revenue and 40 per cent of the pro-forma EBIT (beia) of the Group. Despite exceptionally volatile and deteriorating global macro-economic factors, Heineken was able to balance lower volume by increasing prices and improving its sales mix, the latter mainly by delivering growth of the Heineken brand.

EBIT (beia) grew organically as the effect of a positive price and sales mix and realised cost reductions exceeded the impact of lower beer volume and the increase in input and energy costs. In addition, the first-time consolidation of S&N and Eichhof Beverage Holding contributed positively.

Volume of the Heineken brand increased 1.9 per cent to 7.6 million hectolitres. Growth was driven by strong marketing programmes and innovations, such as the Extra Cold beer programme, which drove good performances in France, the UK and Switzerland. In 2008, DraughtKeg was rolled out for the first time for brands other than Heineken (e.g. Pelforth in France) and in 2009, a further broadening of the offering is planned.

Beer markets in Western Europe faced a challenging year due to the combined impact of the financial crisis, mixed weather, smoking bans in France, the UK, Finland and the Netherlands, and unprecedented increases in excise duties in the UK. Beer consumption in Western Europe came increasingly under pressure, particularly in the on-trade and consolidated beer volume declined 1.6 per cent organically. In total, consolidated beer volume increased, mainly due to the first-time inclusion of S&N for 8 months and Eichhof Beverage Holding (+12.8 million hectolitres).

REGIONAL REVIEW – WESTERN EUROPE CONTINUED

CIDER: GROWTH THROUGH INNOVATION

Whilst the UK cider market represents over 50 per cent of all cider sold in the EU, cider is less than 10 per cent of total alcohol consumed in the UK. It is an important part of our UK portfolio as it creates a point of difference versus our competitors and, in 2008, grew by 6.5 per cent. This makes it the fastest-growing category in the UK alcohol market.

Cider has a rich history in the UK, (Bulmers was founded in 1887) and ciders sit alongside beer and are seen as part of the traditional UK pub offering.

In 2002, the UK cider industry had been struggling for around 10 years. Increased competition from alcopops and premium-packaged lagers had impacted sales and consumption. Reduced investment in the category by cider makers compounded the problem, resulting in a poor image and accelerating the category's decline.

However, in 2002, successful discussions between the cider industry and the UK government resulted in a fairer duty burden for cider, improving confidence amongst cider makers and customers. This decision reflected the government's recognition of the commitment to sustainability and the rural economy made by UK cider makers.

In 2003, S&N acquired Bulmers, the world's largest cider maker. This resulted in an immediate increase in marketing investment for the major brand, Strongbow, driving improved consumer awareness and a much stronger brand performance.

With the improved environment for cider in the UK, the arrival of a number of imported cider brands created greater advertising and, in turn, consumer interest. One of the most obvious and popular changes was introducing the concept of drinking cider 'over ice'. Together, these elements enabled the emergence of a premium cider segment.

S&N UK saw the opportunity to drive growth in both the category overall and in the premium segment through increased investment and, particularly through innovation. In just three years, Strongbow Extra Cold, Bulmers Original, Jacques, Bulmers Pear and Bulmers Light were launched. The result was the successful recruitment of new drinkers, with each brand successfully targeting different consumers in the critical 18-35 age range.

Today the UK cider market has outperformed the long alcoholic drinks sector consistently for the last five years. Strongbow, the clear market leader in the UK, continues to grow; Bulmers ciders have excellent distribution and outperformed their competitors; Jacques is positioned as a lighter alternative to wine. All in all, testament to the power of investment in innovation.


STRONGBOW
GOLD
BULMERS
OVER ICE

SPAIN

Consolidated beer volume	10.9 million hectolitres
Market share	30.8 per cent
Market position	1

Heineken España reported EBIT (beia) growth mainly driven by lower costs. Revenue was marginally higher as better pricing across all trade channels exceeded the effect of lower volume.

The beer market decreased by more than 2 per cent affected by the decline in consumer confidence due to the financial crisis and the collapse of real estate prices. In particular, the on-trade channel came under pressure and consumption of low-priced beers in the off-trade increased. This had an adverse effect on beer volume of Heineken España, but the company maintained its market share in the branded beer segment. Heineken brand volume was 5.5 per cent lower, but brand equity improved as a result of new commercial activities and the Extra Cold beer programme activation. Cruzcampo, our leading mainstream brand, was impacted by the shift from mainstream to low-priced beers whilst Buckler volume fell only slightly.

At the end of 2008, Heineken España announced the closure of the brewery in Arano. The four remaining breweries will take over the production from Arano.

FRANCE

Consolidated beer volume	5.9 million hectolitres
Market share	26.3 per cent
Market position	2

Heineken France and France Boissons, our wholesale business, increased market share. The beer market in France fell 1.3 per cent due to a 14 per cent decrease in on-trade consumption. The introduction of the smoking ban, the economy and unfavourable weather are the major drivers of this decrease.

Volume of the Heineken brand grew 4.6 per cent, and the brand now has a 12 per cent share of the market, and is the market leader by value.

Revenues were stable, as organic growth was offset by the effect of the sale of the St. Omer brewery, the private label unit. EBIT (beia) was lower, due to higher variable costs, which were not fully compensated by higher prices.

The streamlining of the French operations, both in wholesale and production is well under way. The sale of the St. Omer brewery was finalised in the summer and the Fischer Brewery in Schiltigheim will be closed at the end of 2009.

ITALY

Consolidated beer volume	5.6 million hectolitres
Market share	31.5 per cent
Market position	2

Heineken Italia increased market share thanks to the positive performance of its key brands. Beer volume at Heineken Italia fell 2.2 per cent, broadly in line with a market affected by substantial price increases, prolonged periods of wet weather and declining consumer confidence. Volume of the Heineken and Moretti brands were slightly lower due to significant price increases. Moretti Zero the alcohol-free version of Moretti, continued to grow satisfactorily.

Revenue grew organically, driven by better prices and stable revenue of the wholesale operations, Partesa. Higher input and energy costs and declining volumes in the ontrade resulted in a lower EBIT (beia). The streamlining of the Italian wholesale operation is proceeding as planned.

THE NETHERLANDS

Consolidated beer volume	5.4 million hectolitres
Market share	47.6 per cent
Market position	1

The beer market slowed due to unfavourable weather, the introduction of the smoking ban in July and lower consumer confidence.

Beer volume of Heineken Netherlands was 2.2 per cent lower, affected by a substantial price increase, ahead of the competition. The Heineken brand, sold as a mainstream proposition in the Netherlands, was able to maintain its volume.

EBIT (beia) grew, driven by a better packaging mix, strict cost control and higher prices. Revenue was also higher.

In 2008, the wholesale operations were streamlined further and the range of products was expanded.

EBIT (beia) at Vrumona, the soft drink unit, was higher thanks to better prices and a favourable shift in sales mix.

THE UNITED KINGDOM

Consolidated beer volume	8.9 million hectolitres
Market share	28.2 per cent
Market position	1

The UK beer market experienced an exceptionally challenging year, decreasing by 5.1 per cent. This was driven by a number of external factors such as the financial crisis, two increases in excise duties within 12 months and continued impact of the smoking ban in the on-trade. The on-trade segment was hit particularly hard (-9.5 per cent), whilst off-trade volume was still slightly positive (+0.5 per cent) due to higher price promotion activity by retailers.

The sharp decline in the beer market was aggravated by the steep drop of the British Pound against the euro (-21 per cent). The abrupt and unexpected change in the market, led to a much lower than anticipated revenue and EBIT (beia) in euro of S&N UK. Its domestic beer market share was slightly lower, mainly due to its overweight in on-trade and a reduction of price promotions in the off-trade.

Since the acquisition of S&N, Heineken has strengthened the UK brand portfolio with the inclusion of Heineken® and selected other brands from the Heineken Group. The business now has the strongest and most complete brand portfolio in the market and is the leader in cider. Increased marketing investment in the beer brands will further strengthen the brands' equity and performance.

The Heineken brand performed strongly, growing 24 per cent to more than half a million hectolitres thanks to the success of the Extra Cold beer programme, the extension of the distribution network and new commercial activations.


DRAUGHT
SERVED HERE
Heineken
DRAUGHTKEG
Heineken

REGIONAL REVIEW – WESTERN EUROPE CONTINUED

Cider volume grew 6.5 per cent and market share in cider reached 48 per cent, driven by the excellent performance of both the premium Bulmer's brand and of the mainstream Strongbow brand.

Foster's, the key mainstream brand, refrained from heavy promotional activities, preserving its long-term brand equity and positioning. This affected volume, which was 10 per cent lower. John Smith's, our leading ale brand, and Kronenbourg 1664, the second premium lager in our portfolio, performed in line with the market.

The exceptional economic circumstances required us to reduce the value of our pub portfolios in the UK by €51 million.

BELGIUM

Consolidated beer volume	1.0 million hectolitres
Market share	11.9 per cent
Market position	2

The beer market continued to decrease due to declining consumer confidence. Market share of Alken-Maes Breweries, acquired from S&N, was lower, as sales of its main brand Maes were affected by a 5 per cent price increase. EBIT (beia) was lower as better pricing was offset by the combined negative effect of lower volume and higher input, and energy costs.


PPIO MALT

FINLAND

Consolidated beer volume	1.1 million hectolitres
Market share	29.5 per cent
Market position	2

Despite the overall beer market trend, 2008 marked a turnaround for the Hartwall business, as the business grew its market share for the first time in 10 years. The beer market declined 3.5 per cent, affected by the introduction of the smoking ban and exceptionally poor summer weather. Hartwall, part of the S&N acquisition, gained more than 1 per cent market share, mainly thanks to its strong performance in the off-trade.

Both the Foster's brand and the Karjala brand improved their equity and sales volume, and partially offset the lower volume of the Lapin Kulta brand. The Heineken brand will become part of Hartwall's portfolio in 2009.

The market trend for other beverages in Hartwall's wide product range, mainly waters and soft drinks, was weak. Total beverage volume decreased 1 per cent and, together with higher costs, affected EBIT (beia) negatively.

IRELAND

Consolidated beer volume	1.3 million hectolitres
Market share	22.3 per cent
Market position	2

Heineken Ireland increased its market share. The Irish beer market decreased 5.5 per cent in 2008, mainly in the on-trade. Revenue and EBIT (beia) of Heineken Ireland increased organically, thanks to higher prices, which more than offset lower volume (-1.5 per cent) and higher costs. The Heineken brand increased its share in the beer market.

Reported EBIT in Ireland decreased slightly due to exceptional costs related to the first-time consolidation of Beamish & Crawford as of 3 October 2008.

In the last quarter of 2008, Heineken received anti-trust approval for the unconditional acquisition of Beamish and Crawford, part of the S&N acquisition. After a review of the business, Heineken announced its intention to close the Beamish & Crawford brewery in Cork in 2009, in order to reduce overcapacity and improve efficiency.

PORTUGAL

Consolidated beer volume	2.4 million hectolitres
Market share	44.5 per cent
Market position	2

Centralcer, part of the S&N acquisition, grew its market share. Volume of Centralcer was slightly lower (-2.1 per cent), marginally ahead of the market trend. Revenue grew 6.4 per cent.

Sagres, the flagship brand, outperformed the market by maintaining its volume thanks largely to its performance in the on-trade, where it gained leadership. Heineken® was included in Centralcer's portfolio. The weak on-trade affected volume of the soft drink and water portfolio.

SWITZERLAND

Consolidated beer volume	0.9 million hectolitres
Market share	26.0 per cent
Market position	2

The positive effect of the UEFA European Football Championship in June and strong growth of private label beer boosted the beer market by 4 per cent. Heineken Switzerland's volume grew 22 per cent, as a result of a 4.5 per cent organic growth and the first-time consolidation of Eichhof Beverages Holding as of 29 August. Heineken Switzerland received unconditional approval to acquire the beverage division of Eichhof Holding. The integration of Eichhof into the existing organisation is proceeding at pace and will lead to substantial synergies, in particular in overhead costs and distribution.

Organic volume growth of Heineken Switzerland was driven by its Calanda brand and private label business, whilst the Heineken brand was broadly stable. Underlying EBIT (beia) increased more than 20 per cent, thanks to higher revenue and cost-cutting under the Fit2Fight programme.

ONLINE INFORMATION

WWW.HEINEKEN.COM
WWW.AMSTEL.COM
WWW.MORETTIBEER.COM
WWW.CRUZCAMPO.ES
WWW.FOSTERSBEER.COM
WWW.HEINEKENEXPERIENCE.COM
WWW.AFFLIGEM.NL
WWW.SCOTTISH-NEWCASTLE.COM
WWW.HARTWALL.FI
WWW.ENJOYHEINEKENRESPONSIBLY.COM


QUALITY PRODUCT
AMSTEL
LAGER
SLOW BREWED

REGIONAL REVIEW CONTINUED



REVENUE

€3,687 million

EBIT

€111 million

EBIT (BEIA)

€400 million

CONSOLIDATED BEER VOLUME

50.5 million hectolitres

HEINEKEN VOLUME IN PREMIUM SEGMENT

2.8 million hectolitres

CENTRAL AND EASTERN EUROPE

CONSOLIDATED BEER VOLUME

IN MILLIONS OF HECTOLITRES


2004 33.0
2005 34.9
2006 42.4
2007 46.5
2008 50.5

"With a much strengthened regional footprint, we gained share across the region and are now well placed to leverage our regional leadership in the future."

Nico Nusmeier
President Heineken Central and Eastern Europe



Heineken further strengthened its leadership in the region through bolt-on acquisitions and organic growth.

Volume was 8.8 per cent higher, thanks to the first-time consolidation of breweries acquired in Belarus, Romania, Serbia and the Czech Republic, which added 3 million hectolitres of beer. Organic growth in volume was 2.3 per cent, mainly driven by Russia, Poland, Slovakia, Austria and Croatia. Volume growth slowed in the second half of the year due to the more challenging economic conditions and the impact of higher selling prices. In particular, the higher margin mainstream segment was affected, leading to an unfavourable effect on average margins.

Volume of the Heineken brand grew 170,000 hectolitres (+6.6 per cent), thanks to the successful roll-out of the Extra Cold beer programme, combined with new commercial programmes and the introduction of clear plastic labels. The brand grew in almost every country, with Greece, Russia and Romania generating 71 per cent of the total increase. Revenue grew 14 per cent, of which 8.7 per cent was organic growth, mainly driven by better pricing. A positive currency impact, mostly from the Polish Zloty and the Czech Koruna, contributed 1.7 per cent, whilst first-time consolidation added the remaining 3.9 per cent. EBIT (beia) was 6.6 per cent lower due to the effect of lower volume in the mainstream segment, significant higher input costs and the depreciation cost of new capacity, which was only partially offset by higher selling prices.

REGIONAL REVIEW – CENTRAL AND EASTERN EUROPE CONTINUED

STRATEGIC EXPANSION DRIVING GROWTH

After 10 years of strategic expansion, Heineken's European footprint has significantly expanded to encompass the fast-developing markets of Central and Eastern Europe. The Company is now twice as big as its nearest competitor across Europe. In 2008, this expansion eastwards accelerated with the acquisition of leading positions and brands across the region.

Early in the year, Heineken announced the establishment of a joint venture with Efes Breweries International (EBI) to invest in the Uzbek beer market. The partnership approach also combines operations in the Kazakh (5 million hectolitres) and Serbian (5.5 million hectolitres) beer markets. The move now gives the combined entity strong positions within the top 3 in each of these markets and a strong platform on which to grow our business.

In April, Heineken strengthened its number one position in Romania (20 million hectolitres), with the acquisition of Bere Mures, instantly boosting its market share to 30 per cent and growing its total volume to 6 million hectolitres. Established in 1992 in the Transylvania region, the Bere Mures beer portfolio includes Neumarkt, one of the country's leading beers, and the smaller Dracula and Sovata brands.

In July, in the key reference beer market of the Czech Republic (16.1 million hectolitres), Heineken acquired Drinks Union, which owns four breweries in North and East Bohemia. The breweries complement Heineken's existing positions in the Moravian and Prague regions. The Drinks Union portfolio consists of the national brand Zlatopramen and the regional Breznak, Louny and Dacicky brands. The deal significantly strengthens Heineken's number three position in the market and gives it a total domestic volume of almost 2 million hectolitres.

In July, Heineken acquired the Rechitsa brewery in Belarus (4.7 million hectolitres), which together with its December 2007 purchase of local brewer Syabar Brewing Company, significantly strengthens its number two position in the market.

Despite the clear challenges and setbacks along the way, the strategic decision to 'go east' has proved a success. Today, Central and Eastern Europe is Heineken's third most profitable region.


Neumarkt
Bere Mures



AUSTRIA

Consolidated beer volume	4.6 million hectolitres
Market share	50.0 per cent
Market position	1

The market grew thanks to the substantial volume increase of beer in cans during the UEFA European Football Championship.

Volume of Brau Union Austria grew 2 per cent, resulting in share gains in the premium and mainstream segments. The Zipfer and Puntigamer brands reported strong increases, and volume of the Heineken brand grew 7.3 per cent. Revenue grew in line with volumes. EBIT (beia) was stable, impacted by a shift from on-trade towards off-trade and towards lower margin pack types.

GREECE

Consolidated beer volume	3.5 million hectolitres
Market share	74.4 per cent
Market position	1

In the second half of 2008, the beer market suffered from the economic slow-down and social disturbances in Greece, which disrupted distribution and reduced both tourism and consumer confidence, causing lower sales in the large on-trade channel. Beer volume of Athenian Brewery was broadly flat, as good increases posted by the Heineken brand (+4.1 per cent) and the strong growth of Fischer lager, offset lower volume of mainstream brand Amstel.

Revenue and EBIT (beia) increased mid-single digit, thanks to higher pricing, a better sales mix and the cost savings of the F2F programme.


Пиво родного края
ПАТРА


ПИТ
новинка

ONLINE INFORMATION

WWW.HEINEKEN.COM
WWW.ZLATYBAZANT.SK
WWW.ZIPFER.AT
WWW.GOESSER.AT
WWW.ZAGORKA.BG
WWW.KARLOVACKO.HR
WWW.PAULANER.COM
WWW.ENJOYHEINEKENRESPONSIBLY.COM

POLAND

Consolidated beer volume	12.2 million hectolitres
Market share	33.9 per cent
Market position	2

Volume of Grupa Żywiec grew 3.4 per cent, and market share increased 1 per cent. Growth in beer was held back by price increases undertaken to compensate for higher input costs and by an unfavourable weather comparison, but the positive trend in off-trade continued. Mainstream brand Warka grew by double digits, and Żywiec, the national premium brand, outperformed the market. Volume of the Heineken brand was slightly down. Grupa Żywiec increased prices twice in 2008, and revenue in euro grew 18 per cent, of which half was organic growth and half the effect of positive exchange-rate movement. EBIT (beia) was also higher.

RUSSIA

Consolidated beer volume	15.5 million hectolitres
Market share	13.7 per cent
Market position	3

The beer market was 0.6 per cent lower due to mixed weather and the effect of a rapidly declining oil price on the economy, the first fall in 11 years. Selling prices were increased significantly to pass on higher input costs and an increase in excise duty. Heineken Russia improved its market share to 15.8 per cent, driven by strong growth of premium, regional and economy beers (source: AC Nielsen), growing volume by 2.9 per cent. In particular, the Heineken brand developed well, reaching 475,000 hectolitres (+9 per cent) whilst economy brand Three Bears reached 2.5 million hectolitres (+39 per cent). Amstel Pulse and premium-priced Doctor Diesel lager achieved strong growth, but volume of Ochota was lower.

Revenue grew by double digits due to a 12 per cent price increase, but EBIT (beia) was affected by significantly higher transport and input costs, costs related to capacity expansions and a deteriorating sales mix.

The weaker rouble results in substantially higher input costs as a large part of raw and packaging materials is invoiced in euros and dollars. These increases may not be passed on in domestic selling prices and, therefore, in combination with the effect of the Weighted Average Cost of Capital (WACC), a goodwill impairment of €275 million before tax has been recognised.

OTHER MARKETS IN CENTRAL & EASTERN EUROPE

Volume of Brau Holding International, our joint venture with the Schoerghuber group in Germany, was 4.3 per cent lower in a declining market. Lower volume and higher input costs affected its profitability. Our share in net profit was lower.

Heineken Romania enjoyed another good year, with the Heineken brand growing 26 per cent and single-digit growth rates for the Bucegi, Goldenbrau and Ciuc brands.

The breweries in the Czech Republic achieved excellent volume (+7.3 per cent), revenue and EBIT (beia) growth. The Heineken brand grew 15 per cent.



REGIONAL REVIEW CONTINUED





REVENUE
€1,774 million

EBIT
€462 million

EBIT (BEIA)
€463 million

CONSOLIDATED BEER VOLUME
18.1 million hectolitres

HEINEKEN VOLUME IN PREMIUM SEGMENT
2.1 million hectolitres

AFRICA AND THE MIDDLE EAST

CONSOLIDATED BEER VOLUME
IN MILLIONS OF HECTOLITRES


2004 10.4
2005 10.7
2006 12.5
2007 14.7
2008 18.1

"Our clear understanding of markets and consumers combined with strong brands and early investment in our business have helped us deliver another year of outstanding growth."

Tom de Man
President Heineken Africa and the Middle East


BIERE

The Africa and the Middle East region was the star performer in terms of delivering organic growth in both volume and profit. The region added over 3.4 million hectolitres of beer to volume and €137 million to EBIT (beia). The strong performance is attributable to a combination of increased market share, rigorous cost control and improved pricing. Political stability and strong economic growth in the region played their role in assisting this result.

Consolidated beer volume grew 23 per cent. Almost all countries showed positive volume growth, with substantial volume gains in Nigeria, South Africa and the Democratic Republic of Congo (DRC). This helped to reinforce our number two position in this fast-growing continent.

Revenue grew 35 per cent, of which 33 per cent was organic. This was driven by higher volume and better pricing. An improvement in sales mix also contributed to a strong increase in revenue. EBIT (beia) increased 42 per cent, driven by strong performances of our operations in Nigeria, DRC and Egypt.

Volume of the Heineken brand across the region grew 31 per cent, or 492,000 hectolitres. South Africa (+40 per cent) and Nigerian Breweries (+60 per cent) were the largest contributors. Group volume of the Amstel brand grew 33 per cent to 2.3 million hectolitres. In South Africa, we continue to regain volume.

Consolidated soft drink volume in Africa and the Middle East increased 6 per cent at 4.3 million hectolitres.

REGIONAL REVIEW – AFRICA AND THE MIDDLE EAST

NIGERIA

Consolidated beer volume	9.8 million hectolitres
Market share	67.1 per cent
Market position	1

Heineken operates in Nigeria through controlling stakes in Nigerian Breweries and Consolidated Breweries of Nigeria, and enjoys an estimated market share of 67 per cent. Combined volume grew 17 per cent.

Revenue and EBIT (beia) grew in excess of 30 per cent, thanks to the combination of higher volume, an average 6.5 per cent price increase and the positive effect of cost control. Volumes of Star and Gulder in the mainstream segment experienced double-digit growth and the Heineken brand grew 60 per cent. Higher volumes were driven in part by the introduction of cans for several brands, and the introduction of new packaging for Amstel Malta and Legend. Nigerian Breweries installed a second canning line and can introductions for other brands are under way.

The introduction of Fayrouz, a malt-based soft drink, is also proceeding according to plan, with total sales of 180,000 hectolitres (+40 per cent).

EGYPT

Consolidated beer volume	1.2 million hectolitres
Market share	92.7 per cent
Market position	1

The beer market showed another year of strong growth, increasing 8 per cent, driven by a growing tourist sector. Al Ahram performed well, significantly increasing EBIT (beia), driven by higher beer volumes, better pricing and rigorous cost cutting.

The Heineken brand grew 28 per cent, whilst the Sakara brand, which is particularly strong in tourist areas, also reported good growth. The national mainstream brand, Stella, developed well after its earlier re-launch.


AMSTEL
LAGER
HEINEKEN LAGER BEER
Heineken
PREMIUM QUALITY

SOUTH AFRICA: OPPORTUNITY KNOCKS

Africa and the Middle East is Heineken's fastest-growing region with both mature and developing beer markets contributing to growth. South Africa is one of the region's largest beer markets and has a fast-growing premium segment driven by economic growth and the emergence of an influential middle-class consumer.

To capitalise on this growth, in 2004, Heineken established a joint venture with Diageo and Namibia Breweries, to form the joint marketing and distribution company brandhouse. The business has grown rapidly alongside the growth of the Heineken brand.

To further build its presence in this important beer market, in 2007, Heineken regained control of the Amstel brand – the country's leading premium beer – and immediately set about creating a new route to market. Initially, the brand would be brewed by traditional Amstel brewers in Europe, imported and sold through brandhouse. At the same time, Heineken announced its decision to invest in building a new brewery.

The brewery is a joint venture, 75 per cent owned by Heineken, 25 per cent by Diageo and is on schedule to be operational towards the end of 2009. The initial capacity of 3 million hectolitres has the built-in flexibility to expand as demand for the portfolio of beer brands increases.

The 80-hectare site, located south-east of Johannesburg, will comprise production buildings and cool cellars, as well as a bottling and distribution warehouse. When operational, the brewery will create around 225 permanent new jobs at all levels as well as a considerable number of outsourcing opportunities for local suppliers. This reflects our commitment to invest in and work with the communities and markets in which we operate.


PRIMUS
L'AMBIANCE DE CHEZ NOUS

SOUTH AFRICA

In South Africa, Heineken operates through joint ventures with Diageo and Namibian Breweries, that offer a range of beers, ciders and ready-to-drink brands. Construction of the 3 million hectolitre brewery near Johannesburg is on schedule, and will be operational towards the end of 2009.

Group beer volume continued to grow strongly reaching 1.7 million hectolitres. Volume of imported Amstel met its ambitious target and is now selling 1.2 million hectolitres. The strong brand equity, supported by a further increase in distribution and intensive commercial support drove this performance. Heineken brand volume grew organically by more than 40 per cent. Currently, Amstel is sold in cans and one-way bottles imported from The Netherlands. Due to high transportation costs and the weak rand, profit is negative at this stage. However, it is expected to reverse once local brewing commences.

ONLINE INFORMATION

WWW.HEINEKEN.COM
WWW.ENJOYHEINEKENRESPONSIBLY.COM
WWW.ENJOYAMSTELRESPONSIBLY.COM
WWW.FAYROUZ.COM

enjoy · e · responsibly


PRIMUS

REGIONAL REVIEW CONTINUED



REVENUE

€1,566 million

EBIT

€206 million

EBIT (BEIA)

€210 million

CONSOLIDATED BEER VOLUME

10.3 million hectolitres

HEINEKEN VOLUME IN PREMIUM SEGMENT

9.0 million hectolitres



AMERICAS

CONSOLIDATED BEER VOLUME

IN MILLIONS OF HECTOLITRES


2004
8.5
2005
8.6
2006
9.6
2007
9.9
2008
10.3

"The tough economy in our biggest market overshadowed positive volume growth and performances in both our Caribbean and Latin American businesses."

John Nicolson
President Heineken Americas


VEGAS
Heineken
BREWED IN HOLLAND
PREM
LIG
LAGER

The import segment of the US beer market was affected by lower consumer confidence. Heineken's other important markets in the region showed a positive performance. Consolidated beer volume grew 4.1 per cent, driven by the good performances of local and import operations in the Caribbean and Latin America, which more than offset lower volume in the USA. Heineken® volume in South America and Canada continued to perform well, but lower sales in the USA caused a 3 per cent decline of Heineken volume. Revenue in local currency increased, thanks to higher prices and the first-time consolidation of the S&N operations, but revenue in euros was lower partially due to exchange rate fluctuations.

The negative currency impact on EBIT (beia), mostly the effect of the lower dollar/euro hedge rate, amounted to €56 million.

The integration of S&N's US import operation into Heineken USA went smoothly and Newcastle Brown Ale became part of the sales portfolio immediately after the summer.

REGIONAL REVIEW – AMERICAS

USA

Consolidated beer volume	7.9 million hectolitres
Market position*	2

*In imported segment.

According to AC Nielsen data, the US beer market grew 0.1 per cent in 2008, the result of slight growth in the first part of 2008 and a weaker trend by the end of the year, when the on-trade and convenience store channels in particular came under increasing pressure due to the economic downturn. According to AC Nielsen data, the import segment declined 1.5 per cent.

Total beer sales of Heineken USA were 2 per cent lower, with sales volume of the Dutch brands declining –5.6 per cent and the Mexican brands growing +8.3 per cent. Depletions (sales by distributors to retailers) of the Dutch portfolio and Mexican portfolio were –4.9 per cent and +7.9 per cent respectively.

Depletions of imported Heineken lager (-4.8 per cent) were also affected by the lack of significant new advertising campaigns whilst sales volume was also affected by a 4.1 per cent price increase across the entire Dutch portfolio in November 2008. Depletions of Heineken Premium Light were only slightly lower, despite price promotions of competing imported light beers. Amstel Light depletions were down 11 per cent.

The FEMSA portfolio gained share in the import segment and amongst Mexican-American consumers. Growth was driven by Dos Equis and the Tecate brand family (Tecate and Tecate Light), which grew significantly despite a price increase of 4 per cent in October 2008.

At the 2008 Super Bowl, Heineken USA launched a new advertising campaign for Heineken lager, which focuses the consumer on the brand's premium equity and positioning.

Lower volume and negative currency developments led to lower reported revenue. EBIT (beia) grew double digit on an organic basis, thanks to significant fixed-cost reductions and more efficiency in marketing spend. Reported EBIT (beia) was negatively affected by the lower US dollar hedge rate (-€45 million).


Escudo
1928
Escudo

INVESTING FOR GROWTH

Latin America is one of the world's growth regions when it comes to beer. The Heineken brand has been sold in markets across the region and is today available in many Latin American markets.

The Chilean and Argentinian beer markets in particular have seen strong growth in the last few years with per capita consumption reaching record levels in Chile in 2008.

In 2003, to solidify its platform for future growth in these markets, Heineken agreed a 50 per cent stake in the joint venture Inversiones Representaciones S.A. (IRSA), the company that holds a controlling stake in Compania Cervecerias Unidas (CCU).
CCU is a fully diversified beverage company selling beer, wine, spirits and soft drinks. It is Chile's largest brewer. The company's most famous beers are the Cristal and Escudo brands. In addition, the company brews, markets and sells the Heineken brand in Chile and Argentina.

In Argentina, CCU is the second-largest brewer operating two breweries with a market share of over 16 per cent.

Since 2006, CCU has instigated a number of strategies that support and promote sustainable operational improvements.
Most significantly, the company has implemented a large-scale Supply Chain Optimisation (OCA) programme aimed at improving line efficiencies, and reducing losses in packaging and glass breakage. The OCA was first rolled out throughout its brewery and soft drink operations in Santiago and later, given the clear benefits, was extended to its breweries in Argentina, again leading to exceptional savings and efficiencies.

The partnership with CCU has certainly enabled expansion of the Heineken brand. But it is not only Heineken that is growing. In 2008, with sales volumes increasing in every category, CCU announced an investment of $400 million over the coming three years in order to expand its production capacity and be prepared for the next phase of development.


UEFA Champions League
Heineken
The Champions League Trophy went on tour in Latin America

CANADA

Heineken Canada increased substantially its revenues and EBIT (beia), driven by the strong performance of the Heineken brand, which grew 11 per cent mainly thanks to additional penetration in the on-trade segment. For the first time the brand exceeded the 500,000 hectolitres threshold.

LATIN AMERICA AND CARIBBEAN

Heineken operates in the region through:

- Controlled operations: Panama, Bahamas, St. Lucia, Martinique and Suriname
- CCU, a joint venture controlling the leading brewer in Chile and number two in Argentina
- A minority stake in FEMSA Cervejas Brazil and in FIFCO in Costa Rica
- Exports to a number of markets of which Puerto Rico is the most significant

Both revenues and EBIT (beia) for our fully consolidated operations in the area grew, thanks to higher volume and the implementation of price increases.

In Chile, CCU continues to enjoy strong market leadership, and recorded 8 per cent beer volume growth, driven by Heineken (+22 per cent) and other local brands Escudo and Cristal. The devaluation of the peso (-21 per cent) limited the profit contribution to Heineken. Volume in the Caribbean markets grew 7.9 per cent, despite weaker tourism affecting trading in Bahamas and Puerto Rico. Performances in Panama and Suriname were strong.

ONLINE INFORMATION

WWW.HEINEKEN.COM
WWW.HEINEKENPREMIUMLIGHT.COM
WWW.AMSTELLIGHT.COM
WWW.CERVEZATECATE.COM
WWW.KAISER.COM.BR


QUANTUM OF
Heineken
QUANTUM OF SOLACE
ENTER THE WORLD OF BOND

REGIONAL REVIEW

REVENUE
€279 million
EBIT
€(136) million
EBIT (BEIA)
€65 million
CONSOLIDATED BEER VOLUME
2.6 million hectolitres
HEINEKEN VOLUME IN PREMIUM SEGMENT
4.4 million hectolitres

ASIA PACIFIC



CONSOLIDATED BEER VOLUME
IN MILLIONS OF HECTOLITRES



2004 2.1
2005 2.2
2006 2.2
2007 2.4
2008 2.6

"Our differentiated business model, great people and a unique brand portfolio led by Heineken®, helped us to deliver sustained growth in value and volume."

Siep Hiemstra
President Heineken Asia Pacific


East
China
Sea
EST. 1932
World Acclaimed
LAGER BEER
BINTANG

Volume and revenue developed well in the region. Underlying EBIT (beia) was positive, but reported EBIT showed only a marginal increase due to the effect of negative currency fluctuation against the euro, start-up costs of recently completed breweries and a reduction of the book value of a stake in the Kingway Breweries in China.

Heineken operates in the region through:

- Asia Pacific Breweries (APB), the joint venture with Fraser & Neave.
- Its own operations.
- Export and licensing.

Heineken also has a substantial investment in United Breweries, the market leader in India. Heineken Group volume in the region grew 9 per cent and reached 14.6 million hectolitres, with strong growth in Vietnam, Taiwan, China, Malaysia, Singapore, South Korea and Indonesia.

REGIONAL REVIEW – ASIA PACIFIC CONTINUED


WHERE THE FINEST
MALT, HOPS & YEAST
Tiger ENJOY WINNING

TIGER BEER

Launched in 1932, Tiger is the flagship brand of Asia Pacific Breweries (APB), a joint venture between Heineken and Fraser and Neave, that operates 30 breweries across 12 Asian markets.

Tiger is Asia's leading beer brand, and one of the world's great quality beers. It is brewed in 11 countries and enjoys tremendous popularity in markets across the Asia-Pacific region. Around the world, wherever it is sold, the brand is synonymous with Asia.

Every bottle goes through a strict brewing process, using only the finest ingredients. This process includes extensive taste-testing for the freshest water available, and more than 200 quality checks. This stringent approach to quality combined with great marketing and a unique taste have cemented Tiger's leading position in the region, and in particular, in its stronghold markets of Singapore, Malaysia, Vietnam, Cambodia, Papua New Guinea and New Zealand.

But now it's not just about Asia. The brand is also growing its international reputation and appeal. Today, Tiger is sold in more than 70 countries, including the USA, where it has been embraced as the premium Asian beer brand.

Scottish & Newcastle in the UK has strengthened its premium lager portfolio by reaching an agreement with Tiger to exclusively import, market and distribute Tiger beer from March 2009. Tiger already enjoys a loyal consumer following in the UK and it is widely regarded as the Far East's most stylish premium beer. It was also voted one of the top fifteen most popular alcoholic beverages among UK males in a survey conducted by British GQ magazine in 2007. By accessing S&N's unrivalled distribution network, Tiger will now be able to realise its potential in this market.

Over the years, Tiger's award-winning taste has seen it win more than 40 international awards, most notably the Brewing Industry International Awards in 1998, a Gold medal in the European Style Pilsener category of the 2004 World Beer Cup and, in 2008, the Gold Prize for International Golden Lagers at the New Zealand International Beer Awards.

Tiger is also a cultural icon, spearheading important cultural and artistic initiatives, such as Tiger Translate, a global initiative to highlight Asia's most exciting creatives and nurturing collaboration with Western artists through exhibitions, events, and publications.

Since 2007 visitors to Singapore have been able to visit Tiger Live, the brand's own cultural and heritage centre. Fully interactive and 21st century, the experience is fast becoming a 'must visit' on the Singapore tourist trail.



ASIA PACIFIC BREWERIES

The Asia Pacific Breweries joint venture experienced a strong year. Overall volume and profit grew and most markets contributed to this performance. APB expanded its footprint with the opening of greenfield breweries in Vientiane, Laos, and Hyderabad, India. The Tiger brand reported a strong year with volumes up 16.3 per cent growing across all its Asian markets.

The business in Indochina, which includes Vietnam, Cambodia and Laos, continued to develop strongly and remained the top contributor to APB's profit in spite of the start-up loss in Laos. Beer volume increased 8 per cent and the Tiger and Heineken brands reported strong growth. Volume increased 10 per cent in Papua New Guinea and margins improved thanks to higher selling prices and a better sales mix. Profitability increased substantially.

In Singapore, profit increased due to higher volumes and an improvement in the sales mix. Both the Tiger and the Heineken brands grew volumes, driven by higher marketing investments and the introduction of innovations.

Conditions in the Chinese beer market remain challenging due to fierce competition, unfavourable weather conditions and margin pressure from higher input costs. In view of the decrease in value, an impairment charge was taken in relation to the investment in Kingway Brewery Holdings.

In Thailand, volume grew in an uncertain political and economic environment, but rising costs led to a lower profit, whilst the brewery in Mongolia was profitable in its first full year of operation. Volumes and profit in Malaysia grew once again.

OWN OPERATIONS

Multi Bintang Indonesia reported higher revenue and EBIT (beia), driven by higher volumes of its three key brands, Bintang, Guinness and Heineken. Despite strong pricing, Multi Bintang increased its market share.

Brasserie de Nouvelle Caledonie increased sales of its 'Number One' beer and the Heineken brand. The brand portfolio was strengthened with the introduction of Hinano, a Tahitian beer brand produced under licence. The range of soft drinks was extended with the inclusion of higher-margin drinks. Revenue and EBIT (beia) increased.

EXPORT AND LICENSING OPERATIONS IN THE REGION ASIA PACIFIC

In Taiwan, the Heineken brand continued its growth trajectory. The growth was particularly strong in the on-trade. Heineken® volume in South Korea, Taiwan and Australia enjoyed healthy growth.

UNITED BREWERIES, INDIA

United Breweries (UBL) is the market leader in India and sells the leading Indian beer brand Kingfisher. Heineken has a stake of 37.5 per cent in the company.

UBL continued to grow volume despite suspension of beer supply in the State of Andhra Pradesh during the summer, and the company gained share. Beer volume of United Breweries is not included in Heineken's Group beer volume.

The decrease of the share price of United Breweries in India was a trigger for impairment testing. Because no detailed financial information is provided by UBL to Heineken, it had to reduce the book value of its investment based on the share price. In March 2008, the joint venture partners of Heineken in UBL filed legal proceedings in India against various Scottish & Newcastle, Heineken and Carlsberg entities claiming that the rights enjoyed by Scottish & Newcastle India Private Limited (the entity through which Heineken holds its investment in UBL) in a shareholders agreement relating to UBL and the Articles of Association of UBL are personal to S&N and do not survive the takeover of S&N by Sunrise Acquisitions Limited in April 2008.

ONLINE INFORMATION

WWW.HEINEKEN.COM
WWW.ENJOYHEINEKENRESPONSIBLY.COM
WWW.AMSTEL.COM
WWW.TIGERBEER.COM


BEFORE OUR BREWERS
BECOME EXPERTS ON BEER
THEY FIRST BECOME EXPERTS ON WATER.
To ensure that we use only the freshest water available, we taste over 10 different water samples a day. It is then brewed together with the finest natural ingredients and undergoes over 200 quality checks. Not to mention a brewing process that takes more than 500 hours. Little wonder that it has won over 40 international awards and accolades. And counting.
Tiger
ENJOY WINNING

RISK MANAGEMENT

Managing risks is explicitly on the agenda of management in order to protect the business from the effects of disasters, failures and reputational damage. Continuity and sustainability of the business is as important to the stakeholders as growing and operating it.

Risk management and control system
The Heineken risk management and control systems aim to ensure at a reasonable level of assurance, that the risks of the Company are identified and managed and that the operational and financial objectives are met, in compliance with applicable laws and regulations. A system of controls to ensure adequate financial reporting is included. Heineken's internal control system is based on the COSO Internal Control Framework.

Risk appetite
The Company is recognised by its drive for quality, consistency and financial discipline. Entrepreneurial spirit is encouraged across the Group to seek opportunities supporting continuous growth (like business development and innovation), whilst taking controlled risks.

Risk profile
Heineken is a single-product company, with a high level of commonality in its worldwide business operations spread over many mature and emerging markets. The worldwide activities are exposed to varying degrees of risk and uncertainty, some of which, if not identified and managed, may result in a material impact on a particular operating company, but may not materially affect the Group as a whole. Compared to other leading beer companies, Heineken has a much wider spread of its businesses and risks across the globe.

Risk management
Doing business inherently involves taking risks, and by managing these risks Heineken strives to be a sustainable and performance-driven company. Structured risk assessments are part of, amongst others, change projects, business planning and performance monitoring process, common process and system implementations, acquisitions and business integration activities. The risk management and control systems are considered to be in balance with Heineken's risk profile, although such systems can never provide absolute assurance. Following Heineken's continuing growth and changing risk profile, the Company's risk management and control systems are subject to continuous review and adaptations.

Responsibilities
The Executive Board, under the supervision of the Supervisory Board, has overall responsibility for Heineken's risk management and control systems. Regional and operating company management are responsible for managing performance, underlying risks and effectiveness of operations, within the rules set by the Executive Board, supported and supervised by Group departments.

Heineken Company Rules
The Heineken Company Rules are a key element of the risk management system and are in place to set the boundaries within which operating companies should conduct their business. A governance procedure, and activities on continuous awareness and compliance are in place, managed by the Heineken Company Rules Network, which meets on a semi-annual basis. The Assurance Letter, signed annually by all Regional Presidents, General and Finance Managers worldwide, provides additional comfort on financial reporting and selected rules.

Business planning and performance monitoring
The main pillars of Heineken's internal governance activities are the annual business planning and performance monitoring. Operating companies' strategies, business plans, key risks and quarterly performance are discussed with Regional Management. Regional performance is discussed with the Executive Board. The approved business plans include clear objectives, performance indicators and target setting, which provide the basis for monitoring performance compared to business plan. These plans also contain an annual assessment of the main risks (including mitigation plans) and financial sensitivities, although these assessments require further improvement. Heineken made good progress on its Company-wide programme to create a more integrated management information environment for reporting to Regions and Group.

Internal control in operating companies
Heineken is progressing the Group-wide development and implementation of best practice processes supported by common IT systems. At the end of 2008, 69 per cent of Heineken's operations (based on revenue) worked in accordance with the evolving Heineken Common System. Next to the Supply Chain area, also other functions work on improving documentation, measurement and performance of processes under the Business Process Management Initiative.

Best practice key control frameworks, to ensure the integrity of the information processing in supporting the day-to-day transactions and financial and management reporting, are embedded in developed common processes/systems. Internal Audit is strongly involved in monitoring controls based on a common audit approach, whilst plans are in preparation to strengthen controls monitoring by management.

IT
Heineken's worldwide operations are highly dependent on the availability and integrity of its (common) information systems. IT processes and infrastructure are to a large extent centralised and outsourced to professional outsourcing partners. Structured monitoring processes are in place, which includes clear agreements on assurance from outsourcing partners. The harmonisation, centralisation and outsourcing of IT have a positive impact on the overall control environment.

Code of Business Conduct and Whistle-blowing
The Code of Business Conduct and Whistle-blowing procedure are applicable to all majority-owned subsidiaries. Compliance is supported through continuous monitoring of effectiveness, rotational audits and employee perception surveys. Employees may report suspected cases of serious misconduct to their direct superior, the local Trusted Representative or anonymously to an independently run confidential helpline. The Integrity Committee oversees the functioning of the Whistle-blowing procedure and reports bi-annually to the Executive Board and Audit Committee on reported cases and effectiveness of the procedure. Additional communication and training are planned for 2009 to reaffirm the importance of responsible conduct and compliance.

Supervision
The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Group departments. Group Internal Audit provides independent assurance and advice on the entire risk management and internal control system. The Assurance Meetings, at local and regional level, oversee the adequacy and operating effectiveness of the risk management and internal control systems in their respective environments. Regional Management and Group Internal Audit participate in the local meetings to ensure effective dialogue and transparency. The outcome and effectiveness of the risk management and internal control systems have been discussed with the Audit Committee.

Financial reporting
The risk management and control system over financial reporting contains clear accounting policies, a standard chart of accounts and 'assurance letters' signed by General and Finance Managers. The Heineken common systems and embedded control frameworks, as implemented in a large number of the subsidiaries, support common accounting and regular financial reporting in standard forms. Testing of key controls relevant for financial reporting are part of the Common Internal Audit Approach.

The worldwide external audit activities – which are based on local statutory materiality levels, and therefore more detailed than necessary for the audit of the Heineken N.V. consolidated financial statements – provide additional assurance on true and fair presentation of financial reporting on operating company level. Within the scope of their financial audit assignment, external auditors also report on internal control issues through their management letters and attend local and regional Assurance Meetings.

Special attention was given to the integration of financial reporting of the acquired businesses from former S&N and some other acquisition, including transfer to the Heineken Accounting Policies. In 2009, the Heineken standard chart of accounts will be implemented.

Considering Heineken's risk management and control system described in this section, the financial reporting is adequately designed and worked effectively in the year under review in providing reasonable assurance that the 2008 financial statements do not contain any material misstatements. There are no indications that the risk management and control systems relating to financial reporting are not working properly in the current year.

This statement cannot be construed as a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act, which is not applicable to Heineken N.V.

Main risks
Under the explicit understanding that this is not an exhaustive list, Heineken's main risks are described below. It includes mitigation measures and where possible quantifying the potential impact. Risks concerning the Heineken brand and Company reputation, volatility and rise of input costs, availability and cost of capital, and increasing legislation (like alcohol, excise duties and anti-trust) affecting the business, are considered the most significant risks. The main Company risks have been discussed with the full Supervisory Board.

RISK MANAGEMENT CONTINUED

Strategic risks

Heineken brand and Company reputation

As both the Group and its most valuable brand carry the same name, reputation management is of utmost importance. Heineken enjoys a positive corporate reputation and our operating companies are well respected in their region. Constant management attention is directed towards enhancing Heineken's social, environmental and financial reputation. The Heineken brand is, along with our people, our most valuable asset and one of the key elements in Heineken's growth strategy with a portfolio that combines the power of local and international brands. Anything that adversely affects consumer or stakeholder confidence in the Heineken brand or Company could have a negative impact on the overall business.

Reputation and sales could be damaged by product integrity issues. Therefore, production and logistics are subject to rigorous quality standards and monitoring procedures, which were further strengthened in 2008. The Heineken brand strategy and positioning are centrally managed and strict policies and marketing control procedures are in place. A Code of Business Conduct and Whistleblowing Procedure aim to prevent any unethical and irresponsible behaviour of the Company or its employees.

During the year under review, a new practical crisis manual was developed and distributed throughout the business. Alongside this, a simulation workshop is being rolled out throughout the business. All Heineken operating companies are required to complete this workshop and undertake a 'refresher' exercise at least once every two years.

The Company also invests considerable resource in activities which drive sustainability and support the Company reputation. Heineken's Sustainability Report outlines Heineken's priorities, goals and achievements in these areas. The report can be viewed on www.Heinekeninternational.com

Pressure on alcohol

An increasingly negative perception in society towards alcohol could prompt legislators to restrictive measures. Limitations in advertising could lead to a decrease in sales and damage the industry in general. Sales of Heineken products could materially decrease, in particular in Europe.

Heineken's Alcohol Policy is based on the principle to brew, market, and sell beer in ways that have a positive impact on society at large. With this policy, Heineken promotes awareness of the advantages and disadvantages of alcohol, encouraging informed consumers to be accountable for their own actions. Markets are becoming more and more engaged to promote responsible consumption through different means of communication including internet and in partnership with third parties. In 2008, the 'Enjoy Heineken Responsibly' programme (a responsibility message on back labels directing consumers to a dedicated website) has been extended to other major brands whereas the 'enjoy' responsibly message has been further integrated in the commercial communication area. Heineken has actively participated in the EU Forum and has delivered its commitments in the area of consumer information, alcohol consumption at the workplace and commercial communication. Our internal programmes Cool@Work and Responsible Commercial Communication, which are being monitored continuously, remain important building blocks of our policy. Heineken is also actively engaged in the process of the World Health Organisation in developing a global strategy on alcohol related harm.

Attractiveness of beer category under pressure

Heineken has many operations in mature beer markets where the attractiveness of the beer category is being challenged by other beverage categories. In these markets, especially, the on-trade channel is under pressure, which makes adjustments to the cost base unavoidable. Heineken is relatively highly geared to mature markets since their acquisition of S&N. Management focus is on product innovation, portfolio management and cost-effectiveness in order to secure market position and profitability.

Volatility of input costs

Input costs (including transportation and energy) accelerated to unprecedented levels in 2008. The world economic climate and our active re-negotiation efforts has since meant that some commodities (such as barley, aluminium and energy) have come off the peak levels reached in mid-2008, however the costs of some packaging materials (glass bottles, steel cans/kegs and crown corks) continue to increase. In addition the outlook is strongly regionalised and also effected by currency fluctuations.

Group Purchasing ensures Heineken's scale is leveraged by making use of flexibility in contracts and active hedging to minimise input cost increases and maximise opportunities for reductions. During 2008 our hedging strategy provided an effective shield against peak prices, and similar strategies have been put in place to secure 2009 and future supply at effective cost. Despite the high volatility of input costs and recent reductions in some costs categories, we anticipate and plan to manage further rises in the future. In addition, changes in packaging mixes continue to put pressure on input costs.

Pricing strategies are top priority in all our markets. This includes assessments of customer, consumer and competitor responses based on different pricing scenarios, which will have different outcomes market by market. In principle, we will pass on increased input costs. The effect on volume developments is at present unclear.

Stability of Africa and the Middle East Region
In the Africa and the Middle East Region, volume growth is driven by economic growth in Nigeria, the Middle East and in Central Africa. The Region remains stable and is at peace in most areas. In the DRC, the current unrest is restricted to the north-eastern regions. We are monitoring developments closely but believe that the conflict will remain localised and will not spill over into the remainder of the country or wider.

Economic downturn from credit crunch
Changes in the economic environment following the credit crunch has impact on our regular business activities and performance, in particular in the on-premise. The business impact will differ across the regions and operations. Local management assessed the risk exposure following central instructions and is taking action to mitigate higher than usual risks. Focus is being given in the areas of customers (managing trade receivables and loans) and suppliers (financial position critical suppliers). Also management attention is given to our relationships with banks (see capital availability risk) and insurance companies (credit worthiness (re)insurance companies). Although pension fund assets deteriorated in values significantly per year-end, the impact on 2008 cash premiums was limited because of long-term financing arrangements. Regional management and involved Group functions oversee the effectiveness of management analysis and action, supported by input from internal auditors.

Operational risks

Reorganisations
Many reorganisation projects (amongst others, centralisation of back office activities, closure of breweries and other rightsizing and downsizing activities) have been realised, are underway or are in preparation. Highest impact is in the supply chain, wholesale business and support functions in Europe and Americas. The risk is that due to social unrest, the production quality and supply continuity would be affected, which might negatively impact financial performance and Company reputation. The operating companies concerned manage reorganisation projects with care; the right speed, alignment with relevant industrial and external relations and consistent communication to employees.

Contingency plans have been put in place and clear targets are set on achieving the main change objectives. Since allocating sufficient management attention to the many reorganisation projects in addition to managing the regular business is considered critical, priority setting is monitored closely. Risk management structures are overall well embedded, however, further structuring is required.

Acquisitions and business integration
In the pursuit of further expansion, Heineken seeks to strike a balance between organic and acquired growth. In recent years, Heineken has been very acquisitive, with smaller transactions in mostly emerging markets and the S&N acquisition. In any acquisition, Heineken is faced with different cultures, business principles and political, economic and social environments. This may affect corporate values, image and quality standards. It may also impact the realisation of long-term business plans, including synergy objectives, underlying the value of newly acquired companies. Due to the relative size of S&N, specifically any risks materialising from this transaction could have a significant impact on Heineken.

In order to mitigate these risks, Heineken continuously improves its business development and integration activities, which includes significant involvement by relevant Group departments, operating companies and regional management in carrying out effective due diligence processes and preparing take charge and integration plans. Heineken has best practice programmes in place for acquisition and integration processes, which includes the adaptation to the Heineken Common Systems.

Supply continuity
Discontinuity of supply of our products could affect sales and market shares. This is not considered a major risk due to the relative size and spread of operations. An exception is the supply of beer products from the Netherlands to the USA, one of Heineken's most profitable markets. Heineken Netherlands Supply is in the process of implementing a more structured Business Continuity Management System focusing on the supply to the USA. Securing timely supply of raw and packaging materials is strongly coordinated by our central purchasing discipline. Securing supply of fast-growing innovations like DraughtKeg is considered critical, since we also depend on partnerships.

Information security
Heineken's worldwide operations are increasingly reliant on information systems. Heineken has a strict information security policy to ensure confidentiality, integrity and availability of information and to guarantee IT control. Structured compliance monitoring is in place by self-assessments and audits. The increased attention for Information Security and IT Control has a positive impact on the compliance level with the policy, the awareness of IT risks, and the measures to mitigate these risks. The increased centralisation of IT systems allows central enforcement of security measures across Operating Companies, but the impact of any security incident will also be much larger and requires strict monitoring.

RISK MANAGEMENT CONTINUED

Financial risks

Currency risk

Heineken operates internationally and reports in euros, which has proven to be a very strong currency over the past few years. Currency fluctuations, relating to the US Dollar, South African Rand and, to a lesser extent, the British Pound could materially affect overall Company results, considering the size of exports from the Euro-zone to mainly the USA and South Africa.

Heineken has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent. In 2008, operating results of operating companies in countries with currencies that devaluated versus the euro are translated into euro at lower rates. Since the Group attracts funding and pays interest in these currencies as well, the impact of devaluations of such currencies like Rouble, British Pound and Zloty on our results is mitigated to a certain extent.

The sensitivity of the financial results with regard to currency risks are explained on page 120.

Capital availability

We have taken on new debt to finance our entry into 11 new markets in a short period of 18 months. Consequently, total Net debt increased significantly. The Company has a strong focus on cash generation to reduce our debt levels and improve our financing ratios. Financing and liquidity are explained further on page 52. Given the current credit markets situation, the Company has a clear focus on ensuring sufficient access to capital markets to refinance maturing debt obligations and to finance long-term growth. The Company aims to further fine-tune the maturity profile of its long-term debts. Financing strategies are under continuous evaluation. Terms and conditions of additional refinancing may be impacted by the credit market situation. Strong cost and cash management and strong controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

Regulatory risks

Tax

Heineken and its operating companies are subject to a variety of local excise and other tax regulations. Group Fiscal Affairs is in the process of structuring tax risk management through the roll-out of a Tax Control Framework. Beer excise duties could have strong impact on the financial results. In principle, Heineken's sales prices are adjusted to reflect changes in the rate of excise duty, but increased rates may have a negative impact on sales volume.

Litigation

Due to increasing legislation there is an increased possibility of non-compliance. Additionally, more supervision by regulators and the growing claim culture may potentially increase the impact of non-compliance, both financially and on the reputation of the Company. Every half year all majority-owned companies formally report outstanding claims and litigations against the Company in excess of €1 million to Group Legal Affairs, including an assessment of the amounts to be provided for.

There may be current risks not having a significant impact on the business but which could – in a later stage – develop a material impact on the Company's business. The Company's risk management systems are focused on timely discovery of such risks.

FINANCIAL REVIEW

Results from operating activities

In millions of EUR	2008	2007
Revenue	**14,319**	11,245
Other income	**32**	28
Raw materials, consumables and services	9,548	7,320
Personnel expenses	2,415	1,951
Amortisation, depreciation and impairments	1,206	638
Total expenses	**13,169**	9,909
Results from operating activities	**1,182**	1,364
Share of profit of associates	(102)	54
EBIT	**1,080**	1,418

General overview
Despite the economic downturn Heineken realised an organic profit growth of 11 per cent. Heineken experienced an extraordinary year with the highest number and value of new acquisitions ever. However, the economic downturn impacted the valuation of certain assets and investments, affected foreign translation reserve, hedging reserve in equity and also impacted other net financing expenses significantly. At the beginning of 2008 Heineken changed accounting for Joint Ventures from proportional consolidation to equity accounting.

Revenue and expenses
Revenue increased by 27.3 per cent from €11.2 billion to €14.3 billion and 7.5 per cent organically. Consolidated beer volume rose 20.4 million hectolitre to 125.9 million hectolitre in 2008, which represented an increase of 19 per cent over the previous year. Organic growth in consolidated beer volume amounted to 3.5 per cent. Consolidated Heineken premium volume (including Heineken Premium Light) rose 4.7 per cent or 1.2 million hectolitre to 25.9 million hectolitres in 2008.

The volume increase, improvements in sales mix and higher selling prices caused revenue to rise organically by €839 million. Strong improvement of sales and price mix of 7 per cent drove organic growth in revenue to 7.4 per cent. The negative effect of movements in exchange rates on revenue amounted to €105 million or 0.9 per cent and was mainly related to the British Pound, US dollar and Russian Ruble.

Other income was relatively stable at €32 million and consisted mainly of gains on the sale of property, plant and equipment.

The Fit2Fight (F2F) fixed-cost ratio improved further to 29.5 per cent from 30.7 per cent in 2007. In 2008, Heineken delivered additional gross cost savings of €164 million, achieving €19 million more than the forecasted three-year plan cumulative amount of €450 million. In 2008, exceptional restructuring charges related to F2F amounted to €125 million before tax.

Costs of raw materials, consumables and services increased by 30 per cent, of which only 8.7 per cent organic, mainly relating to increases in consolidated volume, increases in commodity and energy prices and from the shift towards innovative and more expensive packaging. Marketing and selling expenses decreased to 11.7 per cent of revenue from 12.8 per cent in 2007, due to higher efficiencies in brand allocation and savings programmes across the regions. Personnel expenses increased by 23.8 per cent, mainly due to newly acquired companies and includes €166 million exceptional restructuring charges related to the integration of newly acquired companies and redundancy costs associated to the F2Fight programme. The effect of movements in exchange rates had a marginally negative impact on total operating expenses of 0.7 per cent or €71 million.

FINANCIAL REVIEW CONTINUED

Results (beia)

In millions of EUR	2008	2007
EBIT	1,080	1,418
Amortisation of brands and customer relationships	63	11
Exceptional items	789	319
EBIT (beia)	**1,932**	1,748

In millions of EUR	2008	2007
Net profit	209	807
Amortisation of brands and customer relationships	47	11
Exceptional items	757	301
Net profit (beia)	**1,013**	1,119

EBIT (beia) and Net profit (beia)

In millions of EUR	EBIT beia	Net profit beia
2007	1,748	1,119
Organic growth	153	121
Changes in consolidation	71	(198)
Effects of movements in exchange rates	(40)	(29)
2008	**1,932**	1,013

EBIT and net profit

In 2008, EBIT amounted to €1,080 million compared to €1,418 million in 2007, heavily impacted by an increase in exceptional items of €470 million compared to 2007.

In 2008, €789 million was recognised at EBIT level relating to:

- Impairment of goodwill Russia €275 million
- Impairment investments in India €200 million
- Impairment Pub portfolios in the UK €51 million
- Restructuring costs €79 million
- Losses on disposals and write-offs related to restructurings €46 million
- Acquisition, integration and restructuring costs related to S&N acquisition €138 million

EBIT as a proportion of revenue decreased to 7.5 per cent in 2008 from 12.6 per cent in 2007, mainly due to above-mentioned exceptional items.

Net interest expenses increased from €91 million to €378 million mainly due to higher consolidated net debt resulting from the acquisition of S&N and other acquisitions. On an organic basis the net interest was slightly higher (€5 million) than in 2007. This was mainly attributable to higher interest rates in emerging markets as compared to 2007. Other net financing expenses increased substantially to €107 million. Of this, an amount of €65 million was attributable to negative fair value movements on a portfolio of interest rate swaps at S&N, which are treated as an exceptional item. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this specific portfolio of Euro floating-to-fixed interest rate swaps with a notional amount of €1,290 million. The downward movement in interest rates during the fourth quarter led to a negative fair value movement. The related non-cash expenses in our income statement are expected to reverse over time. Furthermore, other net financing expenses include a net amount of €9 million associated with the revaluation of derivatives related to EUR/GBP hedging for the acquisition of S&N and the EUR/CHF hedging for the acquisition of Eichhof, which are also treated as exceptional items.

The average tax burden increased from 31.0 per cent in 2007 to 35.6 per cent in 2008. The increase was mainly due to the negative impact on the effective tax rate of the impairment on the goodwill of Russia, calculated on a significantly lower profit before income tax. This impairment does not result in a corresponding tax benefit (non-deductible) and increases the effective tax rate. This effect was partly compensated by an increase of the benefit of tax incentives. In 2007 the effective tax rate was negatively impacted by the European Commission fine, which was treated as non-deductible. Without exceptional items, the effective tax rate would have been 26.0 per cent in 2008 compared to 26.5 per cent in 2007.

Basic earnings per share decreased from €1.65 to €0.43 as a result of significantly lower net profit.

Cash flow

In millions of EUR	2008	2007
Cash flow from operations before changes in working capital and provisions	**2,329**	2,060
Total change in working capital	(47)	(45)
Change in provisions and employee benefits	(114)	(71)
Cash flow from operations	**2,168**	1,944
Cash flow related to interest, dividend and income tax	(508)	(415)
Cash flow from operating activities	**1,660**	1,529
Cash flow used in operational investing activities	(1,110)	(866)
Free operating cash flow	**550**	663
Cash flow used for acquisitions and disposals	(3,634)	(259)
Cash flow from financing activities	3,309	(631)
Net cash flow	**225**	(227)

Cash flow and investments

Free operating cash flow of €550 million was €113 million behind 2007's performance. Although cash flow from operations before changes in working capital and provisions increased year-on-year by €269 million, this was more than offset due to:

- Higher change in provisions and employee benefits, mainly due to higher contributions paid compared to charged expenses to the income statement in newly acquired companies.
- Higher interest paid of €222 million because of the increase in net debt from the debt-financed acquisition of S&N and other acquisitions and lower taxes paid of €124 million.
- Increase of €244 million cash flow used in operational investing activities as a result of planned capacity increases in Congo, Tunisia, DRC, Russia and other countries in Central and Eastern Europe and purchased contract-based intangibles.

The cash conversion rate of 48 per cent is slightly behind 2007's cash conversion rate of 53 per cent.

Financing structure

In millions of EUR	2008	%	2007	%
Total equity	4,752	23	5,711	48
Deferred tax liabilities	637	3	427	4
Employee benefits	688	3	586	5
Provisions	344	2	158	1
Interest-bearing loans and borrowings	9,644	47	2,320	19
Other liabilities	4,498	22	2,752	23
	20,563	**100**	11,954	100

FINANCIAL REVIEW CONTINUED

Total equity
As a percentage of total assets


2004
34.6
2005
38.2
2006
42.5
2007
47.8
2008
23.1

Net debt/EBITDA (beia)


2004
1.41
2005
1.26
2006
0.83
2007
0.73
2008
3.28

In millions of EUR	2008	2007
EBIT	1,080	1,418
Depreciation and impairments of plant, property and & equipment	825	609
Amortisation and impairment of intangible assets (including goodwill)	381	29
EBITDA	**2,286**	2,056
Exceptional items (adjusted for exceptional items in depreciation and amortisation)	434	328
EBITDA (beia)	**2,720**	2,384

Financing and liquidity
As at 31 December 2008, total equity decreased by €959 million to €4,752 million, whilst equity attributable to equity holders of the Company decreased by €933 million to €4,471 million. This decrease was mainly due to the effect of foreign currency translation differences and a negative movement in the hedging reserve. The increase in the impact of foreign currency translation differences for foreign operations in equity of €645 million was mainly due to the impact of depreciation of the British Pound on the net assets and goodwill measured in British Pounds of total €423 million. Remaining impact was related to devaluation of the Russian Ruble and Chilean Peso off-set by the appreciation of the US Dollar. Hedge accounting on interest rate swaps and hedging of US Dollar export cash flows mainly caused the negative impact on the hedging reserve.

Due to the economic downturn, employee benefit assets have decreased significantly. Future contributions to pension funds may increase if the existing situation remains.

Net debt as of 31 December 2008 amounted to €8,932 million. Because of the acquisition of S&N and several other acquisitions the leverage of the Group has increased significantly. S&N was acquired for a net consideration of €2,837 million and in addition, €3,836 million of existing net debt was acquired as well. Other cash flow from acquisitions and disposals added up to €797 million. The acquisition of S&N was financed with an Acquisition Facility provided by nine banks, split between a one-year tranche (outstanding as of 31 December 2008: €1,144 million) that is extendible with another one-year and a five-year tranche (outstanding as of 31 December 2008: €2,920 million).

Of total gross interest-bearing debt, approximately 84 per cent is denominated in Euro. This is includes the effect of cross-currency interest rate swaps on non-euro-denominated debt such as US private placements at both Heineken N.V. and S&N plc level. The fair value of these swaps does not form part of Net Debt.

Approximately 13 per cent of gross-bearing debt is denominated in British Pound. This consists both of interest-bearing debt at the level of several UK subsidiaries and Special Purpose Entities (SPEs) as well as approximately GBP 512 million of debt at Heineken N.V. level.

The remaining 3 per cent of gross interest debt is denominated in other currencies. This is mostly debt at subsidiary level. This currency breakdown excludes the effect of any derivatives, which are used to hedge inter-Company lending denominated in currencies other than Euro.

The first peak in our repayment profile can be identified in the first half of 2010. In February 2010 one of our €500 million Bonds, issued in 2003, will mature. Since the Company intends to extend the one-year tranche of the Acquisition Facility, it includes the repayment of this tranche as of the end of April 2010 in its repayment profile. The Company intends to repay the debts maturing in the first half of 2010 partly from its own cash flow generation and partly from proceeds from further refinancing activities. Heineken also established an EMTN programme in September 2008. This programme was approved by the Luxembourg Commission de Surveillance du Secteur Financier which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC and facilitates flexible access to Debt Capital Markets going forward.

Maturity profile of Heineken's Long-term Debt*
(including cross currency interest swaps on long-term debt) **per 31 December 2008**
In millions of EUR



2009
2010
2011
2012
2013
>2014
0
500
1,000
1,500
2,000
2,500
3,000
H1
H2

*On February 9, 2009 the GBP3.85 billion S&N Acquisition Facility (available and drawn amount per 31 December 2008 EUR4,064 million) was restated to become a dual currency Facility, for GBP480 million and EUR3.1 billion. Without this conversion, the available amount expressed in Euros could fluctuate if and when the EUR/GBP exchange-rate would move beyond certain thresholds. Before the Facility was restated, the exchange-rate mechanism triggered a repayment on 15 January 2009 of EUR100 million on the one year tranche with an extension option to 2 years (expiring April 2010) and a repayment of EUR325 million on the five year tranche (expiring April 2013). These repayments were financed out of the EUR2 billion Revolving Credit Facility. After these and other, scheduled repayments, a total of EUR1.1 billion remains undrawn as per 15 February 2009

In addition to the reported net cash position, Heineken has significant headroom available on its €2 billion Revolving Credit Facility 2005 – 2012. This facility was drawn for €470 million as of 31 December 2008.

To mitigate the impact of these repayments on the headroom of the Group, Heineken obtained a credit commitment from ING for a fully committed two-year standby facility for €250 million beginning 2009.

Heineken opts for a well-balanced mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently Heineken's interest rate position is approximately 85 per cent fixed for the year 2009.

Financing ratios
Heineken has an incurrence covenant in some of its financing facilities. Our incurrence covenant is calculated by dividing Net Debt (calculated in accordance with the consolidation method of the 2007 Annual Accounts) by EBITDA (beia) (also calculated in accordance with the consolidation method of the 2007 Annual Accounts and including the pro-forma full-year EBITDA of any acquisitions made in 2008). As at 31 December 2008 this ratio was 3.14. If the ratio would be beyond a level of 3.50, the incurrence covenant would prevent us from conducting further significant debt-financed acquisitions.

Profit appropriation
Heineken N.V.'s profit (attributable to shareholders of the Company) in 2008 amounted to €209 million. In accordance with Article 12, paragraphs 7 and 9, of the Articles of Association, the Annual General Meeting of Shareholders will be invited to appropriate an amount of €304 million for distribution as dividend. This proposed appropriation corresponds to a dividend of €0.62 per share of €1.60 nominal value, on account of which an interim dividend of €0.28 was paid on 3 September 2008. The final dividend thus amounts to €0.34 per share. Netherlands withholding tax will be deducted from the final dividend at 15 per cent. It is proposed that dividend exceeding profit, amounting to €95 million, will be paid from retained earnings.

DUTCH CORPORATE GOVERNANCE CODE

Heineken N.V. endorses the principles of the Dutch Corporate Governance Code of December 2003 and applies virtually all best practice provisions. In particular, the structure of the Heineken Group – and specifically the relationship between Heineken Holding N.V. and Heineken N.V. – prevents Heineken N.V. from applying a small number of best practice provisions.

On 10 December 2008 the amended Dutch Corporate Governance Code was published. This Code will come into force with effect from the financial year 2009. As recommended by the Corporate Governance Code Monitoring Committee Heineken will include a chapter in the Annual Report on the financial year 2009 on the broad outline of the corporate governance structure and compliance with the amended Code and present this chapter to the Annual General Meeting of Shareholders in 2010. Heineken will prepare for presentation in this meeting a full Comply or Explain report.

Heineken expects that it will apply almost all best practice provisions. However, in particular in view of the structure of the Heineken Group some provisions will not be applied.

The Annual Meeting of Shareholders of 20 April 2005 sanctioned the way Heineken deals with the Code of December 2003 and in particular the non-compliance with a limited number of best practice provisions. Below are the best practice provisions not (fully) applied, or applied with explanation. The full Comply or Explain report was published in February 2005 and is available at www.heinekeninternational.com

II.1.1 An Executive Board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.
Members of the Executive Board who have been appointed before 31 December 2003 have been appointed for an indefinite period. This best practice provision cannot be applied, as it conflicts with the law.

II.2.7 The maximum remuneration in the event of dismissal is one year's salary (the 'fixed' remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a member of the Executive Board who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.
In the contracts of the members of the Executive Board there is no mention of a specific scheme in the event of dismissal. This best practice provision will not be applied as it conflicts with the law.

III.2.1 All Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2.
Heineken endorses the principle and Heineken considers the members of the Supervisory Board as independent. In a strictly formal sense, however, three members of the Supervisory Board do not meet the applicable criteria.

III.2.2 A Supervisory Board member shall be deemed to be independent if the following criteria of dependence do not apply to him. The said criteria are that the Supervisory Board member concerned or his wife, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree:

a. has been an employee or member of the management board of the company (including associated companies as referred to in section 1 of the Disclosure of Major Holdings in Listed Companies Act (WMZ) 1996) in the five years prior to the appointment;
Mr. De Jong was prior to his appointment in 2002 member of the Board of Directors of Heineken Holding N.V. for one year. According to this criterion Mr. De Jong would not be independent. With reference to criterion f., which contains an exception for management board positions in a group company, Heineken does not consider this as an impediment to Mr. De Jong being independent.

b. receives personal financial compensation from the company, or a company associated with it, other than the compensation received for the work performed as a Supervisory Board member and in so far as this is not in keeping with the normal course of business;
Mr. Das receives from Heineken Holding N.V. a financial compensation as Chairman of the Board of Directors of Heineken Holding N.V. Messrs. Van Lede and de Carvalho receive from Heineken

Holding N.V. a compensation for attending the meetings of the Board of Directors of Heineken Holding N.V. These compensations are in keeping with the normal course of business. No other Supervisory Board member receives personal financial compensation from the company, or a company associated with it, other than the compensation received from the work performed as a Supervisory Board member.

c. has had an important business relationship with the company, or a company associated with it, in the year prior to the appointment. This includes the case where the Supervisory Board member, or the firm of which he is a shareholder, partner, associate or adviser, has acted as adviser to the company (consultant, external auditor, civil notary and lawyer) and the case where the supervisory board member is a management board member or an employee of any bank with which the company has a lasting and significant relationship;
In a strict sense Mr. Das also would not be independent, as he was a partner in a firm which was appointed as a consultant to Heineken N.V. the year before his appointment in 1994. However, Heineken does not consider this as an impediment to Mr. Das being independent.

e. holds at least ten per cent of the shares in the company (including the shares held by natural persons or legal entities which cooperate with him under an express or tacit, oral or written agreement);
Mr. de Carvalho is married to Mrs. de Carvalho-Heineken (large shareholder and delegated member of the Board of Directors of Heineken Holding N.V.). Mrs. de Carvalho indirectly holds more than 10% of the shares in Heineken N.V. Heineken does not consider this an impediment to Mr. de Carvalho being independent.

III.2.3 The report of the Supervisory Board shall state that, in the view of the Supervisory Board members, best practice provision III.2.1 has been fulfilled, and shall also state which Supervisory Board member is not considered to be independent, if any.
As indicated in III.2.2, in a strictly formal sense, three members of the Supervisory Board do not meet the dependence criteria as set out in best practice provision III.2.2. However, Heineken does not consider this as an impediment to Messrs. De Jong, Das and de Carvalho being independent.

III.3.4 The number of supervisory boards of Dutch listed companies of which an individual may be a member shall be limited to such an extent that the proper performance of his duties is assured; the maximum number is five, for which purpose the chairmanship of a supervisory board counts double.
Heineken takes the view that the decision on whether to apply this best practice provision should also be guided by the Company's interest in terms of its ability to attract and retain skilled Supervisory Board members. Any departures for this provision will be mentioned in the Annual Report.

III.3.5 A person may be appointed to the Supervisory Board for a maximum of three 4-year terms.
Given the structure of the Heineken Group, the maximum appointment period will not be applied to members who are related by blood or marriage to the Heineken family or who are members of the Board of Directors of Heineken Holding N.V. For all other members Heineken applies the best practice provision.

III.4.1 The Chairman of the Supervisory Board shall see to it that:

a. the Supervisory Board members follow their induction and education or training programme;

b. the Supervisory Board members receive in good time all information which is necessary for the proper performance of their duties;

c. there is sufficient time for consultation and decision-making by the Supervisory Board;

d. the committees of the Supervisory Board function properly;

e. the performance of the Executive Board members and Supervisory Board members is assessed at least once a year;

f. the Supervisory Board elects a Vice-Chairman;

g. the Supervisory Board has proper contact with the Executive Board and the Works Council (or Central Works Council).
Heineken applies this best practice provision, with the exception of a part of criterion g: contact with the Central Works Council. This relates to the structure of the Group. The Central Works Council operates on the level of Heineken Nederlands Beheer B.V., a subsidiary with a separate Supervisory Board.

DUTCH CORPORATE GOVERNANCE CODE CONTINUED

III.5.11 The Remuneration Committee shall not be chaired by the Chairman of the Supervisory Board or by a former member of the Executive Board of the company, or by a Supervisory Board member who is a member of the management board of another listed company.
Given the structure of the Heineken Group and the character of the Board of Directors of Heineken Holding N.V., Heineken will not apply this best practice provision to the extent that the Remuneration Committee can be chaired by a Supervisory Board member who is also a member of the Board of Directors of Heineken Holding N.V. Currently the Remuneration Committee is chaired by Mr. Das, who is chairman of the Board of Directors of Heineken Holding N.V.

III.6.6 A delegated Supervisory Board member is a Supervisory Board member who has a special duty. The delegation may not extend beyond the duties of the Supervisory Board itself and may not include the management of the company. It may entail more intensive supervision and advice and more regular consultation with the Executive Board. The delegation shall be of a temporary nature only. The delegation may not detract from the role and power of the Supervisory Board. The delegated Supervisory Board member remains a member of the Supervisory Board.
As regulated in the Articles of Association of Heineken N.V., the delegated Supervisory Board member, a position currently held by Mr. Das (Chairman of the Board of Directors of Heineken Holding N.V.) is consistent with this best practice provision, except insofar that the position is not temporary and is held for the term for which the member concerned is appointed by the General Meeting of Shareholders of Heineken N.V. Heineken considers that, as regulated by the Articles of Association of Heineken N.V., the post of delegated Supervisory Board member, which has been in existence since 1952, befits the structure of the Heineken Group.

III.7.3 The Supervisory Board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by Supervisory Board members, other than securities issued by their 'own' company. The regulations shall be posted on the company's website. A Supervisory Board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the Chairman of the Supervisory Board. A Supervisory Board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.
This best practice provision will be applied, provided, however, that the periodic notice will be given only once per year.

III.8.1 The Chairman of the management board shall not also be and shall not have been an executive director. The Chairman of the management board shall check the proper composition and functioning of the entire board. The management board shall apply chapter III.5 of this code. The committees referred to in chapter III.5 shall consist only of non-executive management board members. The majority of the members of the management board shall be non-executive directors and are independent within the meaning of best practice provision III.2.2.
Heineken has a two-tier management structure. Principle III.8 and the best practice provisions do not apply to Heineken.

IV.3.8 The report of the General Meeting of Shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the report in the following three months. The report shall then be adopted in the manner provided for in the Articles of Association.
A notarial record is made of the proceedings of the meeting, as provided for in the Articles of Association. Heineken considers it desirable to continue this practice. Therefore this best practice provision will be applied to the extent that it is consistent with a notarial record. The notarial record will be available no later than three months after the meeting.

DECREE ARTICLE 10

Decree Article 10 Information Pursuant to Takeover Directive (Besluit Artikel 10 Overnamerichtlijn).

The issued share capital of Heineken N.V. amounts to €783,959,350.40, consisting of 489,974,594 shares of €1.60 each. Each share carries one vote. The shares are listed on Euronext Amsterdam.

The shares are freely transferable.

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Financial Markets Authority has been notified about the following substantial shareholding regarding Heineken N.V.:

- Mrs. C.L. de Carvalho-Heineken (indirectly 50.005 per cent; the direct 50.005 per cent shareholder is Heineken Holding N.V.);

All shares carry equal rights.

There are share-based long-term incentive plans for both the Executive Board members and senior management. Eligibility for participation is based on objective criteria.

Each year, performance shares are awarded to the participants. Depending on the fulfilment of certain predetermined performance conditions during a three-year performance period, the performance shares will vest and the participants will receive real Heineken N.V. shares. The shares required for the share-based long-term incentive plans will be acquired by Heineken N.V. The transfer of shares to the participants requires the approval of the Supervisory Board of Heineken N.V.

Shares repurchased by Heineken N.V. for the share-based long-term incentive plans do not carry any voting rights and dividend rights. As regards other Heineken N.V. shares, there are no restrictions on voting rights. Shareholders who hold shares on a predetermined record date are entitled to attend and vote at General Meetings of Shareholders. The record date for the Annual General Meeting of Shareholders of 23 April 2009 is 21 days before the Annual General Meeting of Shareholders, i.e. on 2 April 2009.

As far as known to Heineken N.V., there is no agreement involving a shareholder of Heineken N.V. that could lead to a restriction of the transferability of shares or of voting rights on shares.

There are no important agreements to which Heineken N.V. is a party and that will come into force, be amended or be terminated under the condition of a change of control over Heineken N.V. as a result of a public offer.

There are no agreements of Heineken N.V. with Executive Board members or other employees that entitle them to any compensation rights upon termination of their employment after completion of a public offer on Heineken N.V. shares.

Members of the Supervisory Board and the Executive Board are appointed by the General Meeting of Shareholders on the basis of a non-binding nomination by the Supervisory Board.

The General Meeting of Shareholders can dismiss members of the Supervisory Board and the Executive Board by a majority of the votes cast, if the subject majority at least represents one-third of the issued capital.

The Articles of Association can be amended by resolution of the General Meeting of Shareholders in which at least half of the issued capital is represented and exclusively either at the proposal of the Supervisory Board or at the proposal of the Executive Board which has been approved by the Supervisory Board, or at the proposal of one or more Shareholders representing at least half of the issued capital.

On 20 April 2005, the Annual General Meeting of Shareholders authorised the Executive Board (which authorisation was last renewed on 17 April 2008 for the statutory maximum period of 18 months), to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association (which require the approval of the Supervisory Board):

DECREE ARTICLE 10 CONTINUED

a. the maximum number of shares which may be repurchased is 10 per cent of the issued share capital of Heineken N.V.;

b. transactions must be executed at a price between the nominal value of the shares and 110 per cent of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;

c. transactions may be executed on the stock exchange or otherwise.

The authorisation to acquire own shares may be used mainly in connection with the share-based long-term incentive plans for both the Executive Board members and senior management, but may also serve other purposes, such as acquisitions. A further renewal of the authorisation (with increase of the maximum number, which may be repurchased to the statutory maximum of 50 per cent of the issued share capital of Heineken N.V.) will be submitted for approval to the Annual General Meeting of Shareholders of 23 April 2009.

On 20 April 2005, the Annual General Meeting of Shareholders also authorised the Executive Board (which authorisation was last renewed on 17 April 2008 for a period of 18 months) to issue (rights) to shares and to restrict or exclude shareholders' pre-emption rights, with due observance of the law and Articles of Association (which require the approval of the Supervisory Board). The authorisation is limited to 10 per cent of Heineken N.V.'s issued share capital, as per the date of issue. The authorisation may be used in connection with the share-based long-term incentive plans for both the Executive Board members and senior management, but may also serve other purposes, such as acquisitions. A further renewal of the authorisation will be submitted for approval to the Annual General Meeting of Shareholders of 23 April 2009.

Executive Board
J.F.M.L. van Boxmeer
D.R. Hooft Graafland

Amsterdam, 17 February 2009

REPORT OF THE SUPERVISORY BOARD TO THE SHAREHOLDERS

During the year under review, the Supervisory Board performed its duties in accordance with the law and the Articles of Association of Heineken N.V. and supervised and advised the Executive Board on an ongoing basis.

Financial statements and profit appropriation
The Executive Board has submitted its financial statements 2008 to the Supervisory Board. The financial statements can be found on pages 67 to 143 of this Annual Report.

KPMG ACCOUNTANTS N.V. audited the financial statements. Their report appears on page 146 in the printed document.

The Supervisory Board recommends that shareholders, in accordance with the Articles of Association, adopt these financial statements and, as proposed by the Executive Board, appropriate the entire profit of €209 million, as well as €95 million of the retained earnings for payment of dividend. The underlying principle of the dividend policy is that 30-35 per cent of net profit before exceptional items and amortisation of brands (net profit beia) is placed at the disposal of shareholders for distribution as dividend.

The proposed dividend amounts to €0.62 per share of €1.60 nominal value, of which €0.28 was paid as an interim dividend on 3 September 2008.

Supervisory Board composition and remuneration
The Annual General Meeting of Shareholders on 17 April 2008 appointed Mrs. M.E. Minnick as member of the Supervisory Board. Mrs. Minnick is consulted regularly in view of her marketing knowledge and her experience in the drinks industry.

Messrs. Das and Hessels will resign by rotation from the Supervisory Board at the Annual General Meeting of Shareholders on 23 April 2009. Both are eligible for immediate re-appointment for a period of four years. Non-binding nominations for their appointments will be submitted to the Annual General Meeting of Shareholders. Furthermore, it is proposed to re-appoint Mr. Das as delegated member of the Supervisory Board. The notes to the agenda contain further information.

The Supervisory Board consists of eight members. All members of the Supervisory Board comply with best practice provision III.3.4 of the Dutch Corporate Governance Code (maximum number of Supervisory Board seats). The Supervisory Board has a diverse composition in terms of experience, gender and age. Two out of eight members are women; three out of eight members are non-Dutch and the average age is: 60 (ranging between 47 and 71). The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. The 2005 Annual General Meeting of Shareholders resolved to adjust the remuneration of the Supervisory Board effective 1 January 2006. The detailed amounts are stated on page 132 of the financial statements.

Corporate Governance
The Annual General Meeting of Shareholders of 20 April 2005 sanctioned the way Heineken deals with the Dutch Corporate Governance Code of 9 December 2003, and in particular the non-compliance with a limited number of best practice provisions, as a consequence of the special character of the Company (see page 54). Since then there has been no change in the governance of Heineken N.V.

On 10 December 2008 the amended Dutch Corporate Governance Code was published. This Code will come into force with effect from the financial year 2009. As recommended by the Corporate Governance Code Monitoring Committee Heineken will include a chapter in the Annual Report on the broad outline of the corporate governance structure and compliance with the amended Code and present this chapter to the Annual General Meeting of Shareholders in 2010. Heineken will prepare for presentation in this meeting a full Comply or Explain report. Heineken expects that it will apply almost all best practice provisions, with some exceptions relating to the structure of the Heineken Group.

TO THE SHAREHOLDERS CONTINUED

Meetings and activities of the Supervisory Board
The Supervisory Board held seven meetings in the presence of the Executive Board, including meetings by telephone conference. The agenda included subjects, such as the Company's strategy, the financial position of the Group, the results of the operating companies, acquisitions, large investment proposals, the yearly budget, management changes, the risk profile and control systems. The acquisition and the integration of Scottish & Newcastle was a regular topic in the meetings. Beginning 2009, the Supervisory Board discussed and approved the adjustments to the remuneration policy for the Executive Board.

The external auditor attended the meeting in which the annual results were discussed.

One meeting was held without the Executive Board present. In this meeting, the Supervisory Board discussed, based on a self-assessment survey, the functioning of the Supervisory Board, its committees and its members as well as the functioning of the Executive Board and its members.

One meeting was held in Edinburgh, Scotland, where the Regional President Western Europe presented the main developments in his region, with specific attention to the markets in the UK, Belgium, Portugal and Finland. In 2008, the Director Group Commerce presented the marketing issues. The Director Group Control & Accounting presented the post-audits. Post-audits are made of larger acquisitions after a few years.

The Chairman of the Supervisory Board met frequently with the CEO, amongst others, to prepare the Supervisory Board meetings and to monitor progress.

None of the members of the Supervisory Board was frequently absent. An absence of twice or more is considered frequent.

Independence
The Supervisory Board endorses the principle that all members are able to act critically and independently and considers the members of the Supervisory Board as independent. In a strictly formal sense, however, Messrs. De Jong, Das and de Carvalho do not meet the applicable criteria of the Dutch Corporate Governance Code dated 9 December 2003. In this respect reference is made to the best practice provision III.2.2 of the Dutch Corporate Governance Code as contained in the 'Comply or Explain' report of 21 February 2005 (see also page 54).

Committees
The Supervisory Board has four committees, the Preparatory Committee, the Audit Committee, the Selection & Appointment Committee and the Remuneration Committee.

Preparatory Committee
Composition: Messrs. Van Lede (Chairman), Das and de Carvalho.

The Preparatory Committee met six times. The committee prepares decision-making by the Supervisory Board.

Audit Committee
Composition: Messrs. De Jong (Chairman), Hessels and Mrs. Fentener van Vlissingen.

The members collectively have the experience and financial expertise to supervise the financial statements and the risk profile of Heineken N.V. The Audit Committee met four times to discuss regular topics, such as the annual and interim financial statements, the effectiveness of risk management, the adequacy of internal control policies and internal audit programmes, the external audit scope, approach and fees, as well as reports from both the internal and external audits. The Group Director IT presented the international IT programmes.

The Audit Committee also reviewed the achievement of targets for the annual bonus for the Executive Board and Senior Management and decided on the procedure for the assessment of the external auditor, in view of the re-appointment. The Annual General Meeting of Shareholders on 17 April 2008 reappointed KPMG Accountants N.V. as the external auditors for a four-year period (financial statements 2008 – 2011).

The CEO and the CFO attended all the meetings, as well as the external auditor, the Director Group Control & Accounting and the Group Internal Auditor.

Selection & Appointment Committee
Composition: Messrs. Van Lede (Chairman), Das, de Carvalho and Lord MacLaurin.

The Selection & Appointment Committee met three times. In these meetings the composition and the rotation schedule of the Supervisory Board were discussed.

Remuneration Committee
Composition: Messrs. Das (Chairman), Van Lede and de Carvalho.

The Remuneration Committee met six times. The Remuneration Committee discussed the adjustments to the remuneration policy for the Executive Board. The adjustments will be submitted to the Annual General Meeting of Shareholders on 23 April 2009. They also reviewed the target setting and payout levels for the annual bonus and the long-term incentive plan for the Executive Board (Heineken N.V. shares).

Remuneration Executive Board
In 2005 the Annual General Meeting of Shareholders approved the remuneration policy for the Executive Board. Every two years the policy is evaluated. In 2007 the Annual General Meeting of Shareholders approved the first adjustments.

Details of the policy and its implementation are described on page 63 of this Annual Report. The current pension scheme was introduced in 2006.

The adjustments to the revised remuneration policy, as from 1 January 2009, will be submitted for approval to the Annual General Meeting of Shareholders on 23 April 2009. The policy is described on page 65 of this Annual Report. The structure of the revised remuneration policy does not contain significant changes and aims to ensure that highly qualified managers can be attracted and retained as members of the Executive Board. The package includes a base salary, an annual bonus and a long-term incentive scheme.

Appreciation
Given the particularly challenging year 2008 for the Company, not only because of the historic acquisition of a part of Scottish & Newcastle, but also in view of the deteriorating trading conditions, the Executive Board and all employees have shown remarkable resilience based on their strong loyalty to the Company.

The Supervisory Board wishes to express its gratitude to the members of the Executive Board and all Heineken employees for their contributions in 2008.

Supervisory Board Heineken N.V.
Van Lede
De Jong
Das
de Carvalho
Hessels
Fentener van Vlissingen
MacLaurin
Minnick

SUPERVISORY BOARD
AS AT 18 FEBRUARY 2009

Cees (C.J.A.) van Lede (1942)
Dutch nationality; male.
Appointed in 2002; latest reappointment in 2006*.
Chairman (2004).
Profession: Company Director.
Supervisory directorships Dutch stock listed companies:
Royal Philips Electronics N.V.
Other: Sara Lee Corporation, Air Liquide S.A., Air France/KLM, Senior Advisor Europe, JP Morgan Plc., London.

Jan Maarten (J.M.) de Jong (1945)
Dutch nationality; male.
Appointed in 2002; latest reappointment in 2006*.
Vice-Chairman (2004).
Profession: Banker.
Supervisory directorships Dutch stock listed companies:
Nutreco Holding N.V.
Other: CRH plc, Ireland, AON Groep Nederland B.V., Kredietbank S.A. Luxembourgeoise, Luxembourg, Theodoor Gilissen Bankiers N.V.

Maarten (M.) Das (1948)
Dutch nationality; male.
Appointed in 1994; latest reappointment in 2005*. Delegated member (1995).
Profession: Advocaat (Attorney at law)
Supervisory directorships Dutch stock listed companies: none.
Other: Greenfee B.V. (Chairman).
Other posts**: Heineken Holding N.V. (Chairman), L'Arche Green N.V. (Chairman), Stichting Administratiekantoor Priores, LAC B.V.

Michel (M.R.) de Carvalho (1944)
British nationality; male.
Appointed in 1996; latest reappointment in 2007*.
Profession: Banker, Investment Banking (Vice-Chairman) Citigroup Inc., UK.
No supervisory directorships Dutch stock listed companies.
Other posts**: L'Arche Green N.V.

Jan Michiel (J.M.) Hessels (1942)
Dutch nationality; male.
Appointed in 2001; latest reappointment in 2005*.
Profession: Company Director.
Supervisory directorships Dutch stock listed companies:
Royal Philips Electronics N.V. (Chairman)
Other: NYSE Euronext (Chairman), S.C. Johnson Europlant N.V. (Chairman), Netherlands Bureau for Economic Policy Analysis (CPB) (Chairman).

Annemiek (A.M.) Fentener van Vlissingen (1961)
Dutch nationality; female.
Appointed in 2006*.
Profession: Company Director
Supervisory directorships Dutch stock listed companies:
Draka Holding N.V.
Other: SHV Holdings N.V. (Chairman), De Nederlandsche Bank.

Ian (I.C.) MacLaurin (1937)
British nationality; male.
Appointed in 2006*.
Profession: Company Director
No supervisory directorships Dutch stock listed companies.
Other: Evolution Group Plc., Chartwell Group.

Mary (M.E.) Minnick (1959)
American nationality; female.
Appointed in 2008*.
Profession: Partner in Lion Capital LLP, UK
No supervisory directorships Dutch stock listed companies.

If applicable, board memberships mentioned under 'Other' only list other key board memberships.

* For a period of four years.

** Where relevant to performance of the duties of the Supervisory Board.

REMUNERATION REPORT

The remuneration policy and structure reflects the strategic ambitions of the Company and takes into account internal and external circumstances. The policy seeks to maintain a tight focus on both short-term and long-term strategic results. A review of the policy is conducted every two years. The existing policy was approved in the Annual General Meeting of Shareholders in 2005 and adjusted in 2007. Adjustments to the policy, as from 1 January 2009, will be submitted to the Annual General Meeting of Shareholders 2009.

Remuneration Executive Board as from 2007
The remuneration package of the Executive Board includes a base salary, a short-term incentive and a long-term incentive. Base salary accounts for 33 per cent of the total remuneration package at target level for the CEO and 40 per cent for the CFO. Target percentage for both the short- and long-term incentive is 100 per cent of base salary for the CEO and 75 per cent for the CFO. The equal division of variable pay between short- and long-term incentive ensures a balanced focus, on both short- and long-term performance.

The Company aims to achieve consistency in the structure of the remuneration packages of both Executive Board members and senior Heineken executives. The variable elements in Executive Board members' remuneration are more strongly emphasised than those of senior executives, reflecting the principle of increasing performance sensitivity in line with the impact on Group results.

Both internal pay relativities and relevant market data are used to define the remuneration package for the Executive Board. For market data, a specific labour market is defined.

The reference for market data according to the existing policy is primarily other Dutch multinational companies. To reflect the specific business of Heineken a minority of continental European companies that operate in the branded consumer products markets are included. The labour market peer group consists of the following companies:

- Akzo Nobel (NL),
- Anheuser-Busch InBev (B),
- Henkel (G),
- Koninklijke Ahold (NL),
- Koninklijke DSM (NL),
- Koninklijke KPN (NL),
- Koninklijke Numico (NL)*,
- Koninklijke Philips (NL),
- Nestlé (CH),
- L'Oréal (F),
- Reed Elsevier (NL),
- TNT (NL),
- Unilever (NL).

* Replacement of Koninklijke Numico N.V., following its take-over, is part of the revised policy as per 2009.

Base salary
The members of the Executive Board are paid at the median of the labour market peer group. This represents €750,000 for the CEO and €550,000 for the CFO.

Short-term incentive
The focus of the short-term incentive is on annual operational performance. Organic net profit growth is the measure used to assess the operational performance of Heineken on a one-year basis and accounts for 75 per cent. Each year, the Supervisory Board determines an ambitious, yet realistic organic net profit growth target. The threshold level of payout is set at 60 per cent of target. A linear payout curve applies. Part of the payout is subject to meeting an acceptable cash conversion rate. The remaining 25 per cent is linked to yearly personal targets. The specific targets are commercially sensitive and cannot be disclosed. At target level, the short-term incentive level for the CEO is €750,000 and for the CFO €412,500. The maximum payout will not exceed 1.5 times the target level.

As not all targets were met in 2008, the pay out for the 2008 bonus of the Executive Board is 81.5 per cent of target, translating into a short-term bonus of €611,250 for the CEO and €336,187 for the CFO.

Long-term incentive
The long-term incentive plan for the Executive Board, in effect since 1 January 2005, is a performance share plan. A similar plan was implemented for senior management in 2006. Each year a number of performance shares are conditionally awarded, the vesting of which is subject to meeting a stretching performance target after three years. The value of the performance shares at target level for 2008 for the CEO is €750,000 and for the CFO €412,500. The performance condition according to the existing policy is Total Shareholder Return (TSR), measured over a three-year period, relative to a performance peer group. The

REMUNERATION REPORT CONTINUED

performance peer group is different from the labour market peer group and includes companies with which Heineken competes for shareholder preference. It is composed of other brewers, but also includes European companies operating in the branded consumer products market. The performance peer group consists of the following companies:

- Anheuser-Busch InBev (B),
- Cadbury (UK),*
- Carlsberg (DK),
- Danone (F),*
- Diageo (UK),
- Henkel (G),
- LVMH (F),
- Nestlé (CH),
- L'Oréal (F),
- SABMiller (UK),
- Unilever (NL).

* Following its take-over, Anheuser-Busch has been replaced in the performance peer group by Cadbury. The replacement has effect as of the plan period 2006 – 2008. Following its take-over, Scottish & Newcastle has been replaced in the performance peer group by Danone. The replacement has effect as of the plan period 2006 – 2008.

If, over a three-year period, Heineken performs better than the median of the peer group a proportion of the performance shares will vest. A linear vesting schedule applies from position 6 to position 1. At position 3 the targeted amount of performance shares will vest. At position 1 the maximum number of performance shares will vest. This is 1.5 times the target amount of shares. The net vested shares are subject to a holding restriction of two years.

At the end of 2008 Heineken was ranked as follows for the running LTIP performance period:

- Period 2008 – 2010: 10th
- Period 2007 – 2009: 8th
- Period 2006 – 2008: 8th

Heineken is acquiring the shares that are required for vesting.

The Executive Board performance share allocation at target level is as follows:

- For the year starting 1 January 2006, based on the share price of €26.78 at 31 December 2005, 15,777 performance shares for the CEO and 12,136 performance shares for the CFO. On the basis of the fulfilment of the performance condition (TSR ranking for the LTIP performance period 2006 – 2008 at eighth position), no performance shares will vest.
- For the year starting 1 January 2007, based on the share price of €36.03 at 31 December 2006, 20,816 performance shares for the CEO and 11,449 performance shares for the CFO. These will vest, subject to the fulfilment of the performance condition, in 2010.
- For the year starting 1 January 2008, based on the share price of €44.22 at 31 December 2007, 16,960 performance shares for the CEO and 9,328 performance shares for the CFO. These will vest, subject to the fulfilment of the performance condition, in 2011.

Pensions
The pension policy (as from 2006) is based on the principle of defined contribution. Executive Board members can choose to participate in the Defined Contribution Plan or to allocate, within the fiscal rules, the amounts into a Capital Creation option. In the Defined Contribution Plan, apart from the survivor's pension, a separate lump sum of two times base salary will be paid in the event of death whilst in service.

In the Capital Creation option the Executive Board member may elect to receive as income the Defined Contribution premium amounts from the pension scheme, less an amount equivalent to the employee contribution. Instead of a survivor's pension, a lump sum of, depending on age, ten, eight, six or four times base salary will be paid, in the event of death whilst in service.

The retirement age is 65, but individual Executive Board members may retire earlier with a reduced level of benefit. Contribution rates are designed to enable the current Executive Board members to retire from the Company at the age of 62.

Contracts
The contracts of the Executive Board are for an indefinite period of time. The general notice period is six months for the Company and three months for the members of the Executive Board. There is no specific scheme in the event of dismissal.

Shares held by the Executive Board
As at 31 December 2008, in addition to the above-mentioned performance shares, Mr. van Boxmeer held 9,244 shares of Heineken N.V. and Mr. Hooft Graafland held 6,544 shares of Heineken N.V.

Mr. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as per 31 December 2008.

Remuneration Supervisory Board
The amounts paid to the members of the Supervisory Board are stated on page 132 of the financial statements. These amounts came into force in 2006. The General Meeting of Shareholders determines the remuneration of the Supervisory Board.

Shares held by the Supervisory Board
As at 31 December 2008, Mr. de Carvalho held 8 shares in Heineken N.V. The other Supervisory Board members do not hold any of the Company's shares, convertible bonds or option rights. As at 31 December 2008 Mr. Van Lede held 2,656 shares in Heineken Holding N.V. and Mr. de Carvalho held 8 shares in Heineken Holding N.V.

Adjustments to the Remuneration policy for the Executive Board as from 2009
The Supervisory Board adopted the following adjustments to the remuneration policy as from 2009, which are submitted to the Annual General Meeting of Shareholders for approval. The key principles of the 2005 remuneration policy (and adjustments in 2007) will not change, but fixed and variable pay are adjusted to be in line with a new Labour Market Peer Group (LMPG).

Labour market peer group
Through acquisitions and new brewery constructions over 2007 and 2008 Heineken has built positions in new markets, and strengthened positions in some existing markets. In this way the footprint of the Company has changed considerably over the last two years. To reflect this, a new LMPG has been adopted changing from a predominantly Dutch peer group to a broader group of European- and UK-based multinational companies operating in the brewing and branded consumer products sectors:

Labour market peer group as from 2009
- Akzo Nobel (NL),
- Anheuser-Busch Inbev (B),
- Cadbury (UK),
- Carlsberg (DK),
- Danone (F),
- Diageo (UK),
- Henkel (G),
- LVMH (F),
- Nestlé (CH),
- L'Oréal (F),
- Reckitt Benckiser (UK),
- Koninklijke Philips (NL),
- SABMiller (UK),
- Unilever (NL).

Remuneration data from the peer group companies is scaled to reflect the size of Heineken, a technique commonly used by independent remuneration experts.

Long-term Incentive Plan Awards

	At 1 January 2008	Awards granted during the year	Awards vesting during the year	Awards lapsed during the year	**At 31 December 2008**	Target level value of awards at grant date
	Number	Number	Number	Number	**Number**	in thousand EUR
Van Boxmeer						
– 2005	14,244	–	14,244[1]	–	–	349
– 2006	15,777	–	–	–	**15,777**[2]	423
– 2007	20,816	–	–	–	**20,816**	750
- 2008	–	16,960	–	–	**16,960**	750
Hooft Graafland						
– 2005	13,250	–	13,250[1]	–	–	325
– 2006	12,136	–	–	–	**12,136**[2]	325
– 2007	11,449	–	–	–	**11,449**	412.5
– 2008	–	9,328	–	–	**9,328**	412.5

[1] This number is the gross entitlement. As Heineken N.V. fulfilled the tax payment obligations related to vesting on their behalf, the amount of Heineken N.V. shares received was a net amount (9,244 shares for Mr. Van Boxmeer and 6,544 shares for Mr. Hooft Graafland).

[2] None of these awards will vest.

REMUNERATION REPORT CONTINUED

Base salary
The base salary policy for the Executive Board is the median level of the labour market peer group. The median of the new labour market peer group is substantially higher than the 2008 base salary levels. In view of the current exceptional economic conditions, the Executive Board wishes to freeze their 2008 base salary levels, being €750,000 for the CEO and €550,000 for the CFO for 2009, which the Supervisory Board respects.

Short-term incentive
The median level of short-term incentive in the new labour market peer group, as a percentage of base salary, is similar to that of the old labour market peer group, so there is no change in level of incentive. At target level, the short-term incentive for the CEO is 100 per cent of base salary and for the CFO 75 per cent. The maximum payout is set at a multiple of 1.5 times the target level.

The focus of the short-term incentive performance measures remains on annual operational performance. In 2008 organic net profit growth accounted for 75 per cent of the incentive opportunity, and special annual targets accounted for the remaining 25 per cent.

For 2009, to reflect the evolving priorities of the Company, 50 per cent of the incentive opportunity will be linked to organic net profit growth, 25 per cent to free operating cash flow, and 25 per cent to special annual targets.

Long-term incentive
The median level of long-term incentive in the new labour market peer group, as a percentage of base salary, is above that of the old labour market peer group. Consequently, the target levels will increase. For the CEO the target level will increase to 150 per cent of base salary and for the CFO to 100 per cent of base salary, relative to the current levels of 100 per cent and 75 per cent respectively.

Based on the share price as per 31 December 2008 of €21.90, for 2009 this corresponds at target level to 51,370 performance shares for the CEO and 25,114 performance shares for the CFO. These will vest, subject to the fulfilment of the performance condition, in 2012. The TSR performance peer group is different from the labour market peer group and includes companies with which Heineken competes for shareholder preference. It is composed of other brewers, and also European- and UK-based multinational companies that operate in the branded consumer products market. Following acquisition activity in 2007 and 2008, the TSR performance peer group is as follows:

TSR Performance Peer Group
- Anheuser-Busch InBev (B) (formerly InBev),
- Cadbury (UK) (replaced Anheuser-Busch as from the 2006 – 2008 performance period),
- Carlsberg (DK),
- Danone (F) (replaced S&N as from the 2006 – 2008 performance period),
- Diageo (UK) (replaced Numico as from the 2005 – 2007 performance period),
- Henkel (G),
- LVMH (F),
- Nestlé (CH),
- L'Oréal (F),
- SABMiller (UK),
- Unilever (NL).

In each case when a company leaves the TSR performance peer group it is replaced from the beginning of all current performance periods.

The requirements of the new Dutch Corporate Governance code, dated 10 December 2008, II.2.10 (upward/downward clause) and II.2. 11 (claw-back clause) will be included In the Long- and Short-Term Incentive Plans.

Supervisory Board Heineken N.V.

17 February 2009

FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008

In millions of EUR	Note	2008	2007 Restated*
Revenue	5	**14,319**	11,245
Other income	8	**32**	28
Raw materials, consumables and services	9	9,548	7,320
Personnel expenses	10	2,415	1,951
Amortisation, depreciation and impairments	11	1,206	638
Total expenses		**13,169**	9,909
Results from operating activities		**1,182**	1,364
Interest income	12	91	64
Interest expenses	12	(469)	(155)
Other net finance expenses	12	(107)	(4)
Net finance expenses		**(485)**	(95)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	(102)	54
Profit before income tax		**595**	1,323
Income tax expenses	13	(248)	(394)
Profit		**347**	929
Attributable to:			
Equity holders of the Company (net profit)	22	209	807
Minority interest	22	138	122
Profit		**347**	929
Weighted average number of shares – basic	23	488,930,340	489,353,315
Weighted average number of shares – diluted	23	489,974,594	489,974,594
Basic earnings per share (€)	23	0.43	1.65
Diluted earnings per share (€)	23	0.43	1.65

* = Refer to change in accounting policies as described in note 3(b).

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER 2008

In millions of EUR	Note	2008	2007 Restated*
Foreign currency translation differences for foreign operations	12	(645)	(90)
Effective portion of change in fair value of cash flow hedge	12	(108)	51
Effective portion of cash flow hedges transferred to the income statement		(59)	(36)
Net change in fair value available-for-sale investments	12	(12)	2
Net change in fair value available-for-sale investments transferred to the income statement	12	1	–
Net income and expense recognised directly in equity	22	**(823)**	(73)
Profit		347	929
Total recognised income and expense		**(476)**	856
Attributable to:			
Equity holders of the Company		(570)	736
Minority interest		94	120
Total recognised income and expense		**(476)**	856

* = Refer to change in accounting policies as described in note 3(b).

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2008

In millions of EUR	Note	2008	2007 Restated*
Assets			
Property, plant & equipment	14	6,314	4,673
Intangible assets	15	7,109	2,110
Investments in associates and joint ventures		1,145	892
Other investments	17	641	397
Advances to customers		346	209
Deferred tax assets	18	259	316
Total non-current assets		**15,814**	8,597
Inventories	19	1,246	883
Other investments	17	14	14
Trade and other receivables	20	2,504	1,769
Prepayments and accrued income		231	110
Cash and cash equivalents	21	698	560
Assets classified as held for sale	7	56	21
Total current assets		**4,749**	3,357
Total assets		**20,563**	11,954
Equity			
Share capital		784	784
Reserves		(74)	692
Retained earnings		3,761	3,928
Equity attributable to equity holders of the Company	22	**4,471**	5,404
Minority interests		281	307
Total equity		**4,752**	5,711
Liabilities			
Loans and borrowings	24	9,084	1,295
Employee benefits	26	688	586
Provisions	28	344	158
Deferred tax liabilities	18	637	427
Total non-current liabilities		**10,753**	2,466
Bank overdrafts	21	94	251
Loans and borrowings	24	875	787
Trade and other payables	29	3,846	2,525
Tax liabilities		85	71
Provisions	28	158	143
Total current liabilities		**5,058**	3,777
Total liabilities		**15,811**	6,243
Total equity and liabilities		**20,563**	11,954

* = Refer to change in accounting policies as described in note 3(b).

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2008

In millions of EUR	Note	2008	2007 Restated*
Operating activities			
Profit		347	929
Adjustments for:			
Amortisation, depreciation and impairments	11	1,206	638
Net interest (income)/expenses	12	378	91
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	8	(32)	(28)
Investment income and share of profit and impairments of associates and joint ventures	16	108	(70)
Income tax expenses	13	248	394
Other non-cash items		74	106
Cash flow from operations before changes in working capital and provisions		**2,329**	2,060
Change in inventories		(157)	(130)
Change in trade and other receivables		(184)	(159)
Change in trade and other payables		294	244
Total change in working capital		**(47)**	(45)
Change in provisions and employee benefits		(114)	(71)
Cash flow from operations		**2,168**	1,944
Interest paid and received		(309)	(87)
Dividend received		52	47
Income taxes paid		(251)	(375)
Cash flow related to interest, dividend and income tax		**(508)**	(415)
Cash flow from operating activities		**1,660**	1,529

* = Refer to change in accounting policies as described in note 3(b).

In millions of EUR	Note	2008	2007 Restated*
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets		93	70
Purchase of property, plant & equipment	14	(1,102)	(1,004)
Purchase of intangible assets	15	(158)	(17)
Loans issued to customers and other investments		(163)	(133)
Repayment on loans to customers		220	218
Cash flow used in operational investing activities		**(1,110)**	(866)
Free operating cash flow		***550***	*663*
Acquisition of subsidiaries and minority interests, net of cash acquired	6	(3,580)	(241)
Acquisition of associates, joint ventures and other investments		(202)	(58)
Disposal of subsidiaries and minority interests, net of cash disposed of	6	68	12
Disposal of associates, joint ventures and other investments		80	28
Cash flow used for acquisitions and disposals		**(3,634)**	(259)
Cash flow from/(used in) investing activities		**(4,744)**	(1,125)
Financing activities			
Proceeds from loans and borrowings	24	6,361	67
Repayment of loans and borrowings		(2,532)	(252)
Dividends paid		(485)	(417)
Purchase own shares	22	(11)	(15)
Other		(24)	(14)
Cash flow from/(used in) financing activities		**3,309**	(631)
Net Cash Flow		**225**	(227)
Cash and cash equivalents as at 1 January		309	541
Effect of movements in exchange rates		70	(5)
Cash and cash equivalents as at 31 December	21	**604**	309

* = Refer to change in accounting policies as described in note 3(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Reporting entity
Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2008 comprise the Company, its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in joint ventures and associates.

A summary of the main subsidiaries, joint ventures and associates is included in note 34 and 16. Heineken is primarily involved in brewing and selling of beer.

2. Basis of preparation
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. The Company presents a condensed income statement, using the facility of Article 402 of Part 9, Book 2, of the Dutch Civil Code.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 17 February 2009 and will be submitted for adoption to the Annual General Meeting of Shareholders on 23 April 2009.

(b) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

- Available-for-sale investments are measured at fair value.
- Investments at fair value through profit and loss are measured at fair value.
- Derivative financial instruments are measured at fair value.
- Liabilities for equity-settled share-based payment arrangements are measured at fair value.
- Long-term interest-bearing liabilities on which fair value hedge accounting is applied are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency
These consolidated financial statements are presented in euro, which is the Company's functional currency. All financial information presented in euro has been rounded to the nearest million unless stated otherwise.

(d) Use of estimates and judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in the following notes:

- Note 6 Acquisitions and disposals of subsidiaries and minority interests.
- Note 15 Intangible assets.
- Note 16 Investments in associates and joint ventures.
- Note 17 Other investments.
- Note 18 Deferred tax assets and liabilities.
- Note 26 Employee benefits.
- Note 27 Share-based payments – Long-Term Incentive Plan.
- Note 28 Provisions and note 32 Contingencies.
- Note 30 Financial risk management and financial instruments.

3. Significant accounting policies

(a) General

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Heineken entities.

(b) Change in accounting policies joint ventures

Joint ventures ('JVs') are those entities over which Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Heineken decided to change the accounting treatment for JVs from the proportional consolidation method to the equity method as from 1 January 2008. This decision was based on Exposure Draft 9 ('ED 9') as issued in September 2007 by the international Accounting Standards Board ('IASB'), which proposes to only allow the equity accounting method for JVs. The accounting policy is also in line with most of Heineken's peers.

Taken into account the above, the equity method provides reliable and more relevant information.

This change in accounting policy was recognised retrospectively in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', and comparatives have been restated. The change in accounting policy had a negative impact for the year ended 31 December 2007 of €1,319 million on revenue and €139 million on results from operating activities. The share of profit of associates and JVs is positively impacted by €29 million. Total assets as at 31 December 2007 decreased by €1,014 million due to this policy change. The restatement had no impact on equity and profit attributable to equity holders of the Company.

If applicable, the 2007 amounts as included in the notes to these consolidated financial statements as at and for the year ended 31 December 2007 have been restated as a result of this policy change.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by Heineken. Control exists when Heineken has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by Heineken.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

(ii) Special Purpose Entities (SPEs)

An SPE is consolidated if, based on an evaluation of the substance of its relationship with Heineken and the SPEs risks and rewards, Heineken concludes that it controls the SPE. SPEs controlled by Heineken were established under terms that impose strict limitations on the decision-making powers of the SPE's management and that result in Heineken receiving the majority of the benefits related to the SPE's operations and net assets, being exposed to risks incident to the SPE's activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.

(iii) Associates

Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of another entity. The consolidated financial statements include Heineken's share of the total recognised income and expenses of associates on an equity-accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the associate.

(iv) Joint ventures

Joint ventures (JVs) are those entities over whose activities Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include Heineken's share of the total recognised income and expenses of JVs on an equity-accounted basis, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the JV, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the JV.

(v) Transactions eliminated on consolidation

Intra-Heineken balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-Heineken transactions, are eliminated in preparing the consolidated financial statements.

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Heineken entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss arising on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of available-for-sale (equity) investments and foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment. Non-monetary assets and liabilities denominated in foreign currencies that are measured at cost remain translated into the functional currency at historical exchange rates.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at exchange rates at the balance sheet date. The revenue and expenses of foreign operations are translated to euro at exchange rates approximating the exchange rates ruling at the dates of the transactions.

Foreign currency differences are recognised directly in equity as a separate component. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the translation reserve.

The following exchange rates, for most important countries in which Heineken has operations, were used whilst preparing these consolidated financial statements:

	Year-end		Average	
In EUR	2008	2007	2008	2007
GBP	1.0499	1.3636	1.2577	1.3877
CHF	0.6734	0.6043	0.6309	0.6027
EGP	0.1303	0.1238	0.1255	0.1294
NGN	0.0051	0.0058	0.0057	0.0058
PLN	0.2408	0.2783	0.2856	0.2645
RUB	0.0242	0.0278	0.0275	0.0286
USD	0.7185	0.6793	0.6832	0.7308
ZAR	0.0765	0.0997	0.0826	0.1036

(iii) Hedge of net investments in foreign operations
Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement. When the hedged part of a net investment is disposed of, the associated cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss on disposal.

(e) Non-derivative financial instruments
(i) General
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described subsequently.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Heineken's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for interest income, interest expenses and other net finance income and expenses are discussed in note 3t.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

(ii) Held-to-maturity investments

If Heineken has the positive intent and ability to hold debt securities to maturity, they are classified as held-to-maturity. Debt securities are loans and long-term receivables and are measured at amortised cost using the effective interest method, less any impairment losses. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken.

(iii) Available-for-sale investments

Heineken's investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, except for impairment losses (see note 3k(i)), and foreign currency differences on available-for-sale monetary items (see note 3d(i)), are recognised directly in equity. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement. Available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(iv) Investments at fair value through profit or loss

An investment is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if Heineken manages such investments and makes purchase and sale decisions based on their fair value in accordance with Heineken's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred. Investments at fair value through profit or loss are measured at fair value, with changes therein recognised in the income statement as part of the other net finance income/(expenses). Investments at fair value through profit and loss are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(v) Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Included in non-derivative financial instruments are advances to customers. Subsequently the advances are amortised over the term of the contract as a reduction of revenue.

(f) Derivative financial instruments

(i) General

Heineken uses derivatives in the ordinary course of business in order to manage market risks. Generally Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board.

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in the income statement when incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge in accounting, subsequent measurement is at fair value, and changes therein accounted for as described in note 3d(iii), 3f(ii) and (iii).

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(ii) Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued and the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately. When a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to the same line of the income statement in the same period that the hedged item affects the income statement.

(iii) Fair value hedges
Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged; the gain or loss attributable to the hedged risk is recognised in the income statement and adjusts the carrying amount of the hedged item.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

(iv) Separable embedded derivatives
Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement.

(g) Share capital
(i) Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

(ii) Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(h) Property, Plant and Equipment (P, P & E)

(i) Owned assets

Items of property, plant and equipment are measured at cost less government grants received (refer note 3s), accumulated depreciation (refer (iv)) and accumulated impairment losses (3k(ii)). Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located.

Borrowing costs related to the acquisition or construction of qualifying assets are recognised in the income statement when incurred.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition P, P & E acquired by way of finance lease is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease. Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognised on Heineken's balance sheet. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(iii) Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item or recognised as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to Heineken and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement when incurred.

(iv) Depreciation
Land is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Assets under construction are not depreciated. The estimated useful lives are as follows:

• Buildings	30 - 40 years
• Plant and equipment	10 - 30 years
• Other fixed assets	5 - 10 years

Where parts of an item of P, P & E have different useful lives, they are accounted for as separate items of P, P & E.

The depreciation methods, residual value as well as the useful lives are reassessed, and adjusted if appropriate, annually.

(v) Gains and losses on sale
Net gains on sale of items of P, P & E are presented in the income statement as other income. Net losses on sale are included in depreciation. Net gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the P, P & E.

(i) Intangible assets
(i) Goodwill
Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over Heineken's interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associate, respectively the joint ventures. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous GAAP. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of exchange.

Goodwill is measured at cost less accumulated impairment losses (refer accounting policy 3k(ii)). Goodwill is allocated to individual or groups of cash-generating units for the purpose of impairment testing and is tested annually for impairment.

Negative goodwill is recognised directly in the income statement.

(ii) Brands
Following the Scottish & Newcastle ('S&N') acquisition, strategic brands and customer-related and contract-based intangibles have been acquired. No strategic brands and material customer-related and contract-based intangibles have been acquired in other acquisitions since the conversion to IFRS in 2004.

Brands acquired, separately or as part of a business combination, are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. Brands acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands acquired separately are measured at cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

Strategic brands are well-known international/local brands with a strong market position and an established brand name. Strategic brands are amortised on an individual basis over the estimated useful life of the brand. Other brands are amortised on a portfolio basis per country.

(iii) Customer-related and contract-based intangibles

Customer-related and contract-based intangibles are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognised on the basis of the same cash flows.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value. Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related and contract-based intangibles are amortised over the period of the contractual arrangements or the remaining useful life of the customer relationships.

(iv) Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation (refer (vi)) and impairment losses (refer accounting policy 3k(ii)). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in the income statement when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in the income statement when incurred.

Development activities involve a plan or design for the production of new or substantially improved products, software and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Heineken intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Borrowing costs related to the development of qualifying assets are recognised in the income statement when incurred. Other development expenditure is recognised in the income statement when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation (refer (vi)) and accumulated impairment losses (refer accounting policy 3k(ii)).

Other intangible assets that are acquired by Heineken are measured at cost less accumulated amortisation (refer (vi)) and impairment losses (refer accounting policy 3k(ii)). Expenditure on internally generated goodwill and brands is recognised in the income statement when incurred.

(v) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(vi) Amortisation
Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

• Strategic brands	40 – 50 years
• Other brands	15 – 25 years
• Customer-related and contract-based intangibles	5 – 30 years
• Software	3 years
• Capitalised development costs	3 years

(vii) Gains and losses on sale
Net gains on sale of intangible assets are presented in the income statement as other income. Net losses on sale are included in depreciation. Net gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the intangible assets.

(j) Inventories
(i) General
Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress
Finished products and work in progress are measured at manufacturing cost based on weighted averages and takes into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts
The cost of other inventories is based on weighted averages. Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

(k) Impairment
(i) Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies
All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets
The carrying amounts of Heineken's non-financial assets, other than inventories (refer accounting policy (j)) and deferred tax assets (refer accounting policy (u)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of an asset or cash-generating unit is considered the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that largely are independent of the cash inflows of other assets or groups of assets (the 'cash-generating unit').

For the purpose of impairment testing, goodwill acquired in a business combination, is allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored on regional, subregional or country level depending on the characteristics of the acquisition, the synergies to be achieved and the level of integration.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Non-current assets held for sale
Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with Heineken's accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with Heineken's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in the income statement. Gains are not recognised in excess of any cumulative impairment loss.

(m) Employee benefits
(i) Defined contribution plans
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in the income statement when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at balance sheet date on AA-rated bonds that have maturity dates approximating the terms of Heineken's obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculations are performed annually by qualified actuaries using the projected unit credit method. When the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In respect of actuarial gains and losses that arise, Heineken applies the corridor method in calculating the obligation in respect of a plan. To the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

(iii) Other long-term employee benefits

Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on high-quality credit-rated bonds that have maturity dates approximating the terms of Heineken's obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains or losses are recognised in the income statement in the period in which they arise.

(iv) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognised as an expense when Heineken is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised if Heineken has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

(v) Share-based payment plan (long-term incentive plan)

As from 1 January 2005 Heineken established a share plan for the Executive Board members and as from 1 January 2006 Heineken also established a share plan for senior management members (see note 27). The share plan for the Executive Board is fully based on external performance conditions, while the plan for senior management members is for 25 per cent based on external market performance conditions and for 75 per cent on internal performance conditions.

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled), over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period.

At each balance sheet date, Heineken revises its estimates of the number of share rights that are expected to vest, only for the 75 per cent internal performance conditions of the share plan of the senior management members. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value is measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(n) Provisions
(i) General
A provision is recognised if, as a result of a past event, Heineken has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures to be expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of the net finance expenses.

(ii) Restructuring
A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision includes the benefit commitments in connection with early retirement, relocation and redundancy schemes.

(iii) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by Heineken from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Heineken recognises any impairment loss on the assets associated with that contract.

(o) Loans and borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Borrowings for which the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, are classified as non-current liabilities.

(p) Revenue
(i) Products sold
Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, excise duties, returns, customer discounts and other sales-related discounts. Revenue from the sale of products is recognised in the income statement when the amount of revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, and there is no continuing management involvement with the products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

(ii) Other revenue

Other revenues are proceeds from royalties, rental income, pub management services and technical services to third parties, net of sales tax. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

(q) Other income

Other income are gains from sale of P, P & E, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in the income statement when ownership has been transferred to the buyer.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense, over the term of the lease.

(ii) Finance lease payments

Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(s) Government grants

Government grants are recognised at their fair value when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

Government grants relating to P, P & E are deducted from the carrying amount of the asset.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(t) Interest income, interest expenses and other net finance income and expenses

Interest income and expenses are recognised as they accrue, using the effective interest method unless collectibility is in doubt.

Other net finance income comprises dividend income, gains on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments and gains and losses on hedging instruments that are recognised in the income statement. Dividend income is recognised in the income statement on the date that Heineken's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Other net finance expenses comprise unwinding of the discount on provisions, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, impairment losses recognised on investments, and gains or losses on hedging instruments that are recognised in the income statement.

Foreign currency gains and losses are reported on a net basis.

(u) Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected income tax payable in respect of taxable profit for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to income tax payable in respect of profits of previous years.

Deferred tax is provided using the balance sheet method, for deductible respectively taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Deferred tax assets and liabilities are not recognised for the following temporary differences: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and (iii) differences relating to investments in subsidiaries, joint ventures and associates resulting from translation of foreign operations.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets are recognised in respect of the carry forward of unused tax losses and tax credits. When an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses or tax credits only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the entity.

(v) Earnings per share

Heineken presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share rights granted to employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting policies

(w) Cash flow statement

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as translation differences, fair value changes, equity-settled share-based payments and other non-cash items, have been eliminated for the purpose of preparing this statement. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to ordinary shareholders are included in financing activities. Dividends received are classified as operating activities. Interest paid is also included in operating activities.

(x) Segment reporting

A segment is a distinguishable component of Heineken that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. Heineken's primary format for segment information is based on geographical segments.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expenses. Unallocated assets comprise current other investments and cash call deposits.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(y) Emission rights

Emission rights are related to the emission of CO_2, which relates to the production of energy. These rights are freely tradable. Bought emission rights and liabilities due to production of CO_2 are measured at cost, including any directly attributable expenditure. Emission rights received for free are also recorded at cost, i.e. with a zero value.

(z) Recently issued IFRS

(i) Standard effective in 2008

- IFRIC 11 IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. Due to the fact that the LTIP of Heineken is already accounted for as equity-settled, this IFRIC has no impact on Heineken.

(ii) New relevant standards and interpretations not yet adopted

The following new standards and interpretations to existing standards relevant to Heineken are not yet effective for the year ended 31 December 2008, and have not been applied in preparing these consolidated financial statements:

- IAS 23 Revised Borrowing costs (effective from 1 January 2009). This amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. IAS 23 revised will constitute a change in accounting policy for Heineken. In accordance with the transitional provisions Heineken will apply IAS 23 revised to qualifying assets for which capitalisation of borrowing costs commences on or after the effective date. Therefore there will be no impact on prior periods in Heineken's 2009 consolidated financial statements.

- IFRS 8 Operating segments (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Based on the current internal reporting, this standard will not have an impact on the classification of segments.

- IAS 1 Revised Presentation of Financial Statements (effective from 1 January 2009). The amendment introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners. Total comprehensive income may be presented in either a single statement of comprehensive income, or in an income statement and a separate statement of comprehensive income. The revised IAS 1 will constitute a change on the presentation of the consolidated financial statements. The Company will provide total comprehensive income in an income statement and a separate statement of comprehensive income.

- IFRIC 13 Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. The Company will apply this standard as from 1 January 2009. However, it is expected that the impact on Heineken's financial statements will be minimal.

- IFRIC 14 IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction (effective from 1 January 2009). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. No retrospective application is required. However, it is expected that the impact on Heineken's financial statements will be minimal.

- IFRIC 16 Hedges of a net investment in a foreign operation (effective from 1 October 2008). This IFRIC is still subject to endorsement by the EU. IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. The requirements of IAS 21 'The effects of changes in foreign exchange rates' do apply to the hedged item. The Company will apply this standard as from 1 January 2009. However, it is expected that the impact on Heineken's financial statements will be minimal.

- IASB annual improvements project 2006 – 2007 published May 2008 (effective from 1 January 2009). This project is still subject to endorsement by the EU and is dealing with minor amendments to several standards that will be processed on an annual basis. The Company will apply this standard as from 1 January 2009. These improvements provide the possibility to reverse previous impairments on equity movements. However, it is expected that the impact on Heineken's financial statements will be minimal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Significant accounting policies

(ii) New relevant standards and interpretations not yet adopted continued

- IFRS 3 Revised Business combinations (effective from 1 July 2009). This standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. Based on the revised IAS 12, tax losses from previous acquisitions and recognised subsequent to the implementation of IFRS 3R will be recognised through the income statements instead as adjustment to goodwill. Heineken will apply IFRS 3R prospectively to all business combinations from 1 January 2010.

- IAS 27 (Amended) Consolidated and Separate Financial Statements (effective from 1 July 2009) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in the income statement. Heineken will apply this standard as from 1 January 2010.

4. Determination of fair values

(i) General

A number of Heineken's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values or for the purpose of impairment testing is disclosed in the notes specific to that asset or liability.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on the quoted market prices for similar items.

(iii) Intangible assets

The fair value of brands acquired in a business combination is based on the 'relief of royalty' method. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iv) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(v) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

In case the quoted price does not exist at the date of exchange or in case the quoted price exists at the date of exchange but was not used as the cost, the investments are valued indirectly based on discounted cash flow models.

(vi) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(vii) Derivative financial instruments
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates). In specific circumstances the fair value has been determined by applying a Black and Scholes option model.

The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(viii) Non-derivative financial instruments
Fair value, which is determined for disclosure purposes or when fair value hedge accounting is applied, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

5. Segment reporting

General
Segment information is presented only in respect of geographical segments consistent with Heineken's management and internal reporting structure. Over 80 per cent of the Heineken sales consist of beer. The risks and rewards in respect of sales of other beverages do not differ significantly from beer, as such no business segments are reported.

Heineken operates its business through five regions headed by a regional president. Regional and operating company management are responsible for managing performance, underlying risks and effectiveness of operations, supported and supervised by Group departments.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are carried out in some countries via own wholesalers or own pubs, in other markets directly and in some others via third parties. As such, distribution models are country-specific and, on consolidated level, diverse. Therefore, the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored. Therefore, no secondary segment information is provided.

Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Export revenue and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital. Segment assets are based on the geographical location of the assets.

Heineken distinguishes the following geographical segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia Pacific
- Head Office/eliminations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

5. Segment reporting

Geographical segments

	Western Europe		Central and Eastern Europe		The Americas	
In millions of EUR	2008	2007	2008	2007	2008	2007
Revenue						
Third-party revenue[1]	6,979	4,827	3,671	3,208	1,566	1,608
Interregional revenue	682	623	16	18	–	–
Total revenue	**7,661**	5,450	**3,687**	3,226	**1,566**	1,608
Other income	16	27	5	–	1	1
Results from operating activities	**505**	416	**98**	399	**163**	185
Net finance expenses						
Share of profit of associates and joint ventures and impairments thereof	4	(6)	13	(46)	43	49
Income tax expenses						
Profit						
Attributable to:						
Equity holders of the Company (net profit)						
Minority interest						
Beer volumes[2]						
Consolidated volume	44,245	31,910	50,527	46,451	10,329	9,925
Joint ventures' volume	–	–	10,775	11,060	8,803	7,585
Licences	345	313	–	–	255	223
Interregional volume	11,755	11,223	343	356	–	–
Group volume	**56,345**	43,446	**61,645**	57,867	**19,387**	17,733
Segment assets	11,658	3,791	5,075	5,155	1,062	431
Investment in associates and joint ventures	29	7	123	58	450	504
Total segment assets	**11,687**	3,798	**5,198**	5,213	**1,512**	935
Unallocated assets						
Total assets						
Segment liabilities	6,533	3,665	3,401	3,104	206	157
Total equity						
Total equity and liabilities						
Purchase of P, P & E	447	394	335	382	19	22
Acquisition of goodwill	3,474	11	232	135	303	–
Purchases of intangible assets	10	5	18	8	108	2
Depreciation of P, P & E	365	253	259	257	17	23
Impairment and reversal of impairment of P, P & E	79	–	(1)	(9)	–	–
Amortisation intangible assets	70	9	20	13	13	2
Impairment intangible assets	–	–	275	4	–	–

[1] Includes other revenue of €360 million in 2008 and €228 million in 2007.
[2] For volume definitions see 'Glossary', excluding India volumes.

Africa and the Middle East		Asia Pacific		Head Office/ Eliminations		Consolidated	
2008	2007	2008	2007	2008	2007	2008	2007
1,764	1,307	279	245	60	50	14,319	11,245
10	4	–	–	(708)	(645)	–	–
1,774	1,311	**279**	245	**(648)**	(595)	**14,319**	11,245
10	–	–	–	–	–	32	28
442	300	**46**	34	**(72)**	30	**1,182**	1,364
						(485)	(95)
20	26	(182)	31	–	–	(102)	54
						(248)	(394)
						347	929
						209	807
						138	122
						347	929
18,076	14,731	2,644	2,358	–	–	125,821	105,375
2,186	1,981	11,039	10,120	–	–	32,803	30,746
1,316	1,586	949	933	–	–	2,865	3,055
4	2	1	–	(12,103)	(11,581)	–	–
21,582	18,300	**14,633**	13,411	**(12,103)**	(11,581)	**161,489**	139,176
1,755	1,186	173	121	(472)	73	19,251	10,757
164	98	379	225	–	–	1,145	892
1,919	1,284	**552**	346	**(472)**	73	**20,396**	11,649
						167	305
						20,563	11,954
1,007	781	117	76	4,547	(1,540)	15,811	6,243
						4,752	5,711
						20,563	11,954
251	161	10	7	40	38	1,102	1,004
149	1	–	–	–	4	4,158	151
4	1	–	1	18	–	158	17
79	78	7	7	14	(3)	741	615
2	–	–	–	4	3	84	(6)
1	1	–	–	2	–	106	25
–	–	–	–	–	–	275	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6. Acquisitions and disposals of subsidiaries and minority interests

Scottish & Newcastle acquisition

On 28 April 2008, Scottish & Newcastle plc ('S&N') was acquired by Sunrise Acquisition Ltd ('Sunrise'). The consortium agreement between Heineken and Carlsberg A/S regulates the allocation of the consideration, brands, businesses and separation steps to be completed after the acquisition. Based on the consortium agreement, Heineken has acquired 100 per cent of the voting rights of the S&N businesses in the United Kingdom, Finland, Portugal, United States and Ireland and 99.65 per cent of the voting rights in Belgium. Through the S&N acquisition, Heineken acquired 37.5 per cent of the voting rights in United Breweries Ltd. (India, included as joint venture). Furthermore, two Special Purpose Entities (SPEs) were acquired. These SPEs relate to a pub estate partnership and a logistic partnership in the UK. The consideration paid amounted to €2.7 billion with a net cash outflow of €2.8 billion.

Effect of S&N acquisition

The S&N acquisition had the following effect on Heineken's assets and liabilities on acquisition date:

In millions of EUR	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition date*
Property, plant & equipment	14	1,705	(198)	1,507
Intangible assets	15	514	1,025	1,539
Investments in associates and joint ventures		357	46	403
Other investments		434	(19)	415
Advances to customers		105	–	105
Deferred tax assets	18	2	25	27
Inventories		262	4	266
Trade and other receivables, prepayments and accrued income		971	(27)	944
Cash and cash equivalents		178	–	178
Loans and borrowings	24	(2,085)	106	(1,979)
Employee benefits		(42)	(183)	(225)
Deferred tax liabilities	18	(296)	(185)	(481)
Provisions	28	(251)	(5)	(256)
Bank overdrafts		(287)	–	(287)
Current liabilities		(3,089)	10	(3,079)
Net identifiable assets and liabilities		**(1,522)**	**599**	**(923)**
Goodwill on acquisition	15			3,651
Consideration paid				**2,728**
Net bank overdrafts acquired				(109)
Net cash outflow				**2,837**

* Beamish & Crawford is consolidated as per 3 October 2008, the date at which Heineken gained control.

All fair value adjustments up until 31 December 2008 have been incorporated in the recognised values on acquisition date.

On 3 October 2008 Heineken received unconditional approval from the Irish Competition Authority. Until that date Beamish and Crawford was classified as an available-for-sale investment with fair value changes in equity (other investments).

The S&N shareholdings in India are classified as joint ventures although legal proceedings have been filed by the joint venture partner of Heineken in United Breweries Limited as further explained in note 16.

The S&N acquired entities are fully integrated in the Heineken regional structure and the former S&N head office has been dismantled. Goodwill on the acquisition of S&N has been allocated to the Western Europe and Americas region for the purpose of impairment testing in line with the operational responsibility. Goodwill in Western Europe and the Americas is monitored on a regional level. Synergies in the Western European market are expected to be achieved as result of a stronger presence in Western Europe enabling Heineken to secure its position and to increase its market share through appropriate commercial investments. Synergies in the Americas are expected to be achieved as a result of a stronger position in the USA, Canada and export to the Caribbean. For both regions, cost synergies are expected through more efficient central purchasing, sourcing and selling in respect of both the S&N and Heineken brands.

The purchase price and the allocated fair values of assets and liabilities acquired have been determined on a provisional basis, because the final settlement with the consortium partner Carlsberg has not yet been completed and there remains uncertainty regarding certain positions such as the tax balances brought forward.

The S&N acquired businesses have been included for eight months in the year ended 31 December 2008. The contribution to revenue amounted to €2,159 million and results from operating activities and share of profit of associates and joint ventures amounted to €62 million, excluding the impact of exceptional restructuring costs and impairments – relating to the UK pub portfolio and the India investment– recognised in the eight-month period of €389 million. Amortisation of brands and customer relationships included, amounted to €49 million.

Had the S&N acquired businesses been included as from 1 January 2008, management estimates that the pro-forma contribution to revenue would have amounted to €3,063 million and pro forma results from operating activities and share of profit of associates and joint ventures to €14 million, excluding the impact of exceptional restructuring costs and impairments – relating to the UK pub portfolio and the India investment. Amortisation of brands and customer relationships included, would have amounted to €73 million. This pro-forma information does not purport to represent what our actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2008.

Eichhof acquisition

On 29 August 2008 Heineken acquired 96.54 per cent of the voting rights of the beverage division of Eichhof Holding AG in Lucerne, Switzerland. After the completion of the tender offer a squeeze-out procedure was started. As at balance sheet date Heineken owned 100 per cent. The consideration paid amounted to €192 million with a net cash outflow of €190 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6. Acquisitions and disposals of subsidiaries and minority interests

Effect of Eichhof acquisition

The Eichhof acquisition had the following effect on Heineken's assets and liabilities on acquisition date:

In millions of EUR	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition date
Property, plant & equipment	14	37	16	53
Intangible assets	15	2	36	38
Other investments		20	–	20
Inventories		14	1	15
Trade and other receivables, prepayments and accrued income		20	–	20
Cash and cash equivalents		2	–	2
Employee benefits		–	(19)	(19)
Deferred tax liabilities	18	(7)	(3)	(10)
Provisions	28	–	(3)	(3)
Current liabilities		(42)	(1)	(43)
Net identifiable assets and liabilities		**46**	**27**	**73**
Goodwill on acquisition	15			119
Consideration paid				**192**
Net cash and cash equivalents acquired				(2)
Net cash outflow				**190**

The Eichhof acquired entities have been fully integrated in Heineken Switzerland. Goodwill on the acquisition of Eichhof has been allocated to the Western European region for the purpose of impairment testing in line with the operational responsibility. Goodwill in Western Europe is monitored on a regional level. Synergies in the Western European market are expected to be achieved as result of a stronger presence in Western Europe enabling Heineken to secure its position and to grow its market share through appropriate commercial investments. Cost synergies are expected through more efficient central purchasing, sourcing and selling in respect of both the Eichhof and Heineken brands.

The fair values of assets and liabilities acquired have been determined on a provisional basis and will be completed in 2009.

The contribution to revenue amounted to €44 million and to results from operating activities -€7 million, due to significant restructuring costs. If the acquisition had occurred on 1 January 2008, management estimates that revenue would have been €86 million higher and results from operating activities would have been €16 million higher.

This pro forma information does not purport to represent what our actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2008.

Effect of other acquisitions and disposals

In addition to the acquisition of S&N and Eichhof, other acquisitions and disposals occurred during 2008. Breweries in Serbia, Romania, Belarus, Czech Republic, Sierra Leone and Algeria, and a soft drinks company in Tunisia were acquired. The following acquisition dates and percentages of voting rights apply to these other acquisitions:

Entity acquired	Country of incorporation	Acquisition date	% of voting rights as per balance sheet
OJSC, Rechitsapivo'[1]	Belarus	1 July 2008	80.8
Drinks Union a.s.	Czech Republic	1 July 2008	98.5
United Serbian Breweries EUC LLC	Serbia	12 February 2008	72
Central Europe Beverages B.V.	The Netherlands	22 August 2008	72
Bere Mures S.A.	Romania	8 April 2008	100
Sierra Leone Brewery Ltd.	Sierra Leone	23 June 2008	83.1
Tango s.a.r.l.	Algeria	14 January 2008	100
Société Nouvelle des Boissons Gazeuses S.A. ('SNBG')	Tunisia	28 February 2008	49

[1] Excluding treasury shares (will be cancelled in the course of 2009).

The aggregate consideration paid amounts to €548 million.

United Serbian Breweries EUC LLC (previously known as Brauerei MB) was acquired at 12 February 2008. On 22 August 2008, Heineken contributed United Serbian Breweries EUC LLC into Central Europe Beverages B.V., a company previously owned by Efes Breweries International, effectively gaining control over Central Europe Beverages B.V. On 30 October 2008 Heineken sold its 100% subsidiary Dinal (Kazakhstan) to Efes Karaganda (a company owned by Efes Breweries International). On the same date Heineken purchased a 28 per cent share in Efes Karaganda that is further disclosed in note 16.

On 30 June 2008 Heineken sold its investment in Brasserie Saint-Omer.

The shareholders agreement of SNBG provides Heineken with de facto control. As such SNBG is classified as a subsidiary.

The other acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

In millions of EUR	Note	Pre-acquisition carrying amounts	Fair value adjustments	Total other acquisitions	Total disposals
Property, plant & equipment	14	243	(48)	195	(35)
Intangible assets	15	8	22	30	–
Investments in associates and joint ventures		4	–	4	(11)
Other investments		14	(3)	11	(20)
Deferred tax assets	18	4	9	13	(6)
Inventories		28	(1)	27	(46)
Trade and other receivables, prepayments and accrued income		47	4	51	(26)
Cash and cash equivalents		20	–	20	(13)
Minority interests		(46)	10	(36)	1
Loans and borrowings	24	(51)	4	(47)	3
Employee benefits		(1)	–	(1)	–
Deferred tax liabilities	18	(7)	(7)	(14)	7
Provisions	28	(2)	–	(2)	2
Bank overdrafts		(25)	–	(25)	16
Current liabilities		(61)	(5)	(66)	63
Net identifiable assets and liabilities		**175**	**(15)**	**160**	**(65)**
Goodwill on acquisitions	15			388	–
Consideration paid/(received), satisfied in cash				**548**	**(65)**
Net bank overdrafts acquired/Net bank overdrafts disposed of				5	(3)
Net cash outflow/(inflow)				**553**	**(68)**

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, and will be completed in 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6. Acquisitions and disposals of subsidiaries and minority interests

Effect of other acquisitions and disposals

The acquired entities in Central and Eastern Europe have been fully integrated in the Central and Eastern European region. Goodwill on these acquisitions amounting to €232 million has been allocated to the Central and Eastern European region for the purpose of impairment testing in line with the operational responsibility. Goodwill in Central and Eastern Europe is monitored at a regional level. Synergies in the Central and Eastern European market are expected to be achieved as result of a stronger presence in Central and Eastern Europe enabling Heineken to grow its market share through appropriate commercial investments. Cost synergies are expected through more efficient central purchasing, sourcing and selling in respect of both the newly acquired and Heineken brands.

In respect of the other newly acquired entities acquired in Africa, goodwill amounting to €149 million has been allocated to the individual operating companies. Although synergies are achieved on a regional basis these entities are less integrated in the region and therefore goodwill is monitored on an individual country basis.

The total contribution of these other acquisitions to revenue amounted to €138 million and to results from operating activities -€34 million. If these acquisitions had occurred on 1 January 2008, management estimates that revenue would have been €38 million higher and results from operating activities would have been €8 million lower. This pro forma information does not purport to represent what our actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2008.

Provisional accounting Krušovice and Syabar acquisition

In the consolidated financial statements as at and for the year ended 31 December 2007, the fair values of assets and liabilities of the acquisition of Krušovice and Syabar were determined on a provisional basis. The purchase price adjustments for Krušovice and Syabar have been finalised without significant changes.

7. Assets classified as held for sale

Assets classified as held for sale represent land and buildings following the commitment of Heineken to a plan to sell the land and buildings. During 2008, part of the assets classified as held for sale were sold. Efforts to sell the remaining assets have commenced and are expected to be completed during 2009.

In millions of EUR	2008	2007
Property, plant and equipment	**56**	21

The assets held for sale as per 31 December 2008 mainly comprise assets held for sale in the UK.

8. Other income

In millions of EUR	2008	2007
Net gain on sale of P, P & E	32	26
Net gain on sale of subsidiaries, joint ventures and associates	–	2
	32	28

9. Raw materials, consumables and services

In millions of EUR	2008	2007
Raw materials	1,230	763
Non-returnable packaging	1,782	1,418
Goods for resale	2,158	1,501
Inventory movements	(154)	(50)
Marketing and selling expenses	1,671	1,439
Transport expenses	988	656
Energy and water	349	257
Repair and maintenance	295	237
EC fine	–	219
Loss on disposals	16	–
Other expenses	1,213	880
	9,548	7,320

For more details regarding the EC fine, refer to note 32.

10. Personnel expenses

In millions of EUR	Note	2008	2007
Wages and salaries		1,519	1,290
Compulsory social security contributions		279	240
Contributions to defined contribution plans		10	11
Expenses related to defined benefit plans	26	78	82
Increase in other long-term employee benefits		3	8
Equity-settled share-based payment plan	27	11	7
Other personnel expenses		515	313
		2,415	1,951

The average number of employees during the year was:

	2008	2007
The Netherlands	3,971	3,909
Other Western Europe	18,245	11,575
Central and Eastern Europe	20,390	18,749
The Americas	1,956	1,797
Africa and the Middle East	10,667	9,516
Asia Pacific	979	893
Heineken N.V. and subsidiaries	**56,208**	46,439

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2008	2007
Property, plant & equipment	14	825	609
Intangible assets	15	381	29
		1,206	638

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12. Net finance expenses

Recognised in the income statement

In millions of EUR	2008	2007
Interest income on unimpaired loans and held-to-maturity investments	7	5
Interest income on available-for-sale investments	1	1
Interest income on cash and cash equivalents	83	58
Interest income	**91**	64
Interest expenses	**(469)**	(155)
Dividend income on available-for-sale investments	9	16
Net loss on disposal of available-for-sale investments	(1)	–
Net loss on disposal of investments held for trading	(1)	–
Net change in fair value of derivatives	(55)	8
Net foreign exchange loss	(45)	(27)
Impairment losses on held-to-maturity investments	(1)	–
Unwinding discount on provisions	(11)	(1)
Other net financial expenses	(2)	–
Other net finance expenses	**(107)**	(4)
Net finance expenses	**(485)**	(95)

Recognised directly in equity

In millions of EUR	2008	2007
Foreign currency translation differences for foreign operations	(645)	(90)
Effective portion of changes in fair value of cash flow hedges	(108)	51
Effective portion of cash flow hedges transferred to the income statement	(59)	(36)
Net change in fair value of available-for-sale investments	(12)	2
Net change in fair value available-for-sale investments transferred to the income statement	1	–
	(823)	(73)
Recognised in:		
Fair value reserve	(11)	2
Hedging reserve	(167)	15
Translation reserve	(645)	(90)
	(823)	(73)

The increase in the impact of foreign currency translation differences for foreign operations in equity is mainly due to the impact of the devaluation of the British Pound on the net assets and goodwill measured in British Pounds of €423 million. Remaining impact is related to devaluation of the Russian Rouble, Chilean Peso, partly off-set by the appreciation of the US Dollar.

13. Income tax expense

Recognised in the income statement

In millions of EUR	2008	2007
Current tax expense		
Current year	352	359
Under/(over) provided in prior years	(25)	(17)
	327	342
Deferred tax expense		
Origination and reversal of temporary differences	1	29
Previously unrecognised deductible temporary differences	(1)	(1)
Changes in tax rate	(2)	4
Utilisation/(benefit) of tax losses recognised	(78)	(7)
Under/(over) provided in prior years	1	27
	(79)	52
Total income tax expense in the income statement	**248**	394

Reconciliation of the effective tax rate

In millions of EUR	2008	2007
Profit before income tax	595	1,323
Share of net profit of associates and joint ventures and impairments thereof	102	(54)
Profit before income tax excluding share of profit of associates and joint ventures (inclusive impairments thereof)	**697**	1,269

As from 2008, the share of profit of associates and joint ventures and impairments thereof has been excluded from the effective tax rate calculation. The dividend income from investments and gain of sale of subsidiaries and associates have been included. The comparatives have been adjusted accordingly.

	%	2008	%	2007
Income tax using the Company's domestic tax rate	25.5	178	25.5	324
Effect of tax rates in foreign jurisdictions	2.3	16	0.4	5
Effect of non-deductible expenses	16.9	118	6.3	81
Effect of tax incentives and exempt income	(9.2)	(64)	(1.0)	(12)
Recognition of previously unrecognised temporary differences	(0.1)	(1)	(0.2)	(2)
Utilisation or recognition of previously unrecognised tax losses	(0.3)	(2)	(0.2)	(3)
Unrecognised current year tax losses	3.3	23	0.7	9
Effect of changes in tax rate	(0.3)	(2)	0.3	4
Withholding taxes	1.9	13	0.1	(1)
Under/(over) provided in prior years	(3.4)	(24)	0.8	10
Other reconciling items	(1.0)	(7)	(1.7)	(21)
	35.6	**248**	31.0	394

In 2008 the tax effect relating to the €275 million impairment on the goodwill of Russia has been included in non-deductible expenses. In 2007 the tax effect related to the fine of the European Union of €219 million has been included in non-deductible expenses.

Income tax relating to items (charged)/credited to equity

In millions of EUR	Note	2008	2007
Changes in fair value		4	(5)
Changes in hedging reserve		57	–
	18	**61**	(5)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost						
Balance as at 1 January 2007		2,337	4,368	2,962	356	10,023
Changes in consolidation		39	28	12	2	81
Purchases		49	164	302	489	1,004
Transfer of completed projects under construction		108	233	68	(409)	–
Transfer to/from assets classified as held for sale		11	(3)	–	–	8
Disposals		(25)	(133)	(331)	1	(488)
Effect of movements in exchange rates		(21)	(42)	(19)	(7)	(89)
Balance as at 31 December 2007		2,498	4,615	2,994	432	10,539
Balance as at 1 January 2008		2,498	4,615	2,994	432	10,539
Changes in consolidation	6	887	333	326	86	1,632
Purchases		117	218	357	410	1,102
Transfer of completed projects under construction		74	250	101	(425)	–
Transfer to/from assets classified as held for sale		–	13	–	(11)	2
Disposals		(61)	(117)	(219)	–	(397)
Effect of movements in exchange rates		(134)	(143)	(100)	(35)	(412)
Balance as at 31 December 2008		**3,381**	**5,169**	**3,459**	**457**	**12,466**
Depreciation and impairment losses						
Balance as at 1 January 2007		(1,184)	(2,560)	(2,030)	–	(5,774)
Changes in consolidation		7	21	1	–	29
Depreciation charge for the year	11	(65)	(223)	(327)	–	(615)
Impairment losses	11	(1)	(13)	(4)	–	(18)
Reversal impairment losses	11	3	12	9	–	24
Transfer to/from assets classified as held for sale		(4)	2	–	–	(2)
Disposals		12	112	304	–	428
Effect of movements in exchange rates		11	30	21	–	62
Balance as at 31 December 2007		(1,221)	(2,619)	(2,026)	–	(5,866)
Balance as at 1 January 2008		(1,221)	(2,619)	(2,026)	–	(5,866)
Changes in consolidation	6	28	49	11	–	88
Depreciation charge for the year	11	(81)	(277)	(383)	–	(741)
Impairment losses	11	(55)	(31)	(4)	–	(90)
Reversal impairment losses	11	2	3	1	–	6
Transfer to/from assets classified as held for sale		(2)	(2)	–	–	(4)
Disposals		34	101	199	–	334
Effect of movements in exchange rates		13	56	52	–	121
Balance as at 31 December 2008		**(1,282)**	**(2,720)**	**(2,150)**	**–**	**(6,152)**
Carrying amount						
As at 1 January 2007		1,153	1,808	932	356	4,249
As at 31 December 2007		1,277	1,996	968	432	4,673
As at 1 January 2008		1,277	1,996	968	432	4,673
As at 31 December 2008		**2,099**	**2,449**	**1,309**	**457**	**6,314**

Impairment losses
In 2008 a total impairment loss of €90 million was charged to the income statement. These impairment losses related to various entities of which a total of €51 million related to impairments of pubs in the UK, €30 million related to restructuring in France, Ireland and Spain and €9 million related to other items in other operating companies.

Security
Property, plant and equipment totalling €70 million (2007: €68 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant and equipment under construction
Property, plant and equipment under construction mainly relates to expansion of the brewing capacity in the Netherlands, UK, Russia, Poland and R.D. Congo and the building of a brewery in Tunisia.

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer-related and contract-based intangibles	Software, research and development and other	Total
Cost						
Balance as at 1 January 2007		1,768	223	–	144	2,135
Changes in consolidation		151	15	–	2	168
Purchases/internally developed		–	–	–	17	17
Disposals		–	–	–	(1)	(1)
Effect of movements in exchange rates		(23)	(1)		–	(24)
Balance as at 31 December 2007		1,896	237	–	162	2,295
Balance as at 1 January 2008		1,896	237	–	162	2,295
Changes in consolidation	6	4,158	1,239	327	41	5,765
Purchases/internally developed		–	1	108	49	158
Disposals		–	(1)	–	(4)	(5)
Effect of movements in exchange rates		(371)	(144)	(16)	(23)	(554)
Balance as at 31 December 2008		**5,683**	**1,332**	**419**	**225**	**7,659**
Amortisation and impairment losses						
Balance as at 1 January 2007		(13)	(31)	–	(114)	(158)
Amortisation charge for the year	11	–	(8)	–	(17)	(25)
Impairment losses	11	(1)	(3)	–	–	(4)
Disposals		–	–	–	1	1
Effect of movements in exchange rates		–	1	–	–	1
Balance as at 31 December 2007		(14)	(41)	–	(130)	(185)
Balance as at 1 January 2008		(14)	(41)	–	(130)	(185)
Amortisation charge for the year	11	–	(30)	(42)	(34)	(106)
Impairment losses	11	(275)	–	–	–	(275)
Disposals		–	–	–	4	4
Effect of movements in exchange rates		(1)	3	2	8	12
Balance as at 31 December 2008		**(290)**	**(68)**	**(40)**	**(152)**	**(550)**
Carrying amount						
As at 1 January 2007		1,755	192	–	30	1,977
As at 31 December 2007		1,882	196	–	32	2,110
As at 1 January 2008		1,882	196	–	32	2,110
As at 31 December 2008		**5,393**	**1,264**	**379**	**73**	**7,109**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Intangible assets

Brands and customer-related/contract-based intangibles acquired

The main brands acquired in 2008 are Fosters, Strongbow and Sagres. The main customer-related and contract-based intangibles acquired are related to customer relationships with pubs or retailers in the UK, Finland and Portugal (constituting either by way of a contractual agreement or by way of non-contractual relations). Furthermore, Heineken extended its licence agreement with FEMSA Cerveza for 10 years. Under the terms of the agreement Heineken will be the exclusives importer, marketer and seller of the Femsa beer brands.

Impairment tests for cash-generating units containing goodwill

Per region the aggregate carrying amounts of goodwill allocated to each cash-generating unit are as follows:

In millions of EUR	2008	2007
Western Europe	3,220	94
Central and Eastern Europe (excluding Russia)	1,479	1,251
Russia	104	435
The Americas	356	16
Africa and the Middle East	234	86
	5,393	1,882

Goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia) and the Americas is monitored on a regional basis for the purpose of impairment testing. In respect of operating companies that are less integrated in the other regions and Russia, goodwill is monitored on an individual country basis. The increase in goodwill relates to the newly acquired entities as further explained in note 6. Throughout the year goodwill reduced due to foreign currency losses and the impairment of goodwill related to Heineken Russia.

As explained in note 3b, the accounting treatment for JVs has changed from proportionate consolidation to the equity method and as such the goodwill on CCU is no longer accounted for separately. Consequently, the goodwill is now included in the cost of the joint venture.

Goodwill is tested for impairments annually. The recoverable amounts of the cash-generating units are based on value in use calculations. Value-in-use was determined by discounting the future post-tax cash flows generated from the continuing use of the unit using a post-tax discount rate. The key assumptions used for the value-in-use calculations are as follows:

- Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period is justified due to the long-term nature of the beer business and past experiences.

- The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

- Cash flows after the first 10-year period were extrapolated using expected annual long-term inflation, based on external sources, in order to calculate the terminal recoverable amount.

- A per cash-generating unit-specific post-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units. The WACCs used are presented in the table below, accompanied by the expected volume growth rates and the expected long-term inflation:

	Post-tax WACC	Expected annual long-term inflation	Expected volume growth rates 2012-2018
Western Europe	7.6%	2.1%	-0.1%
Central and Eastern Europe (excluding Russia)	9.6%	2.9%	1.0%
Russia	14.1%	5.6%	3.5%
The Americas	8.2% – 13.1%	1.7% – 7.3%	1.2% – 3.0%
Africa and Middle East	8.9% – 14.7%	3.1% – 7.4%	-0.4% – 4.4%

The values assigned to the key assumptions represent management's assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

The impairment of €275 million in Russia is mainly caused by an increase of the WACC and the reduced expected long-term growth rate due to the economic crisis. In addition, it is expected that it will take longer for the Russian market to recover.

16. Investments in associates and joint ventures

Heineken has the following significant investments in associates and joint ventures:

	Country	Ownership 2008	Ownership 2007
Joint ventures			
Brau Holding International GmbH & Co KgaA	Germany	49.9%	49.9%
Zagorka Brewery A.D.	Bulgaria	49.0%	49.0%
Brewinvest S.A.	Greece	50.0%	50.0%
Pivara Skopje A.D.	FYR Macedonia	27.6%	27.6%
Brasseries du Congo S.A.	Congo	50.0%	50.0%
Asia Pacific Investment Pte. Ltd.	Singapore	50.0%	50.0%
Asia Pacific Breweries Ltd.	Singapore	41.9%	41.9%
Compania Cervecerias Unidas S.A.	Chile	33.1%	33.1%
Tempo Beverages Ltd.	Israel	40.0%	40.0%
Heineken Lion Australia Pty.	Australia	50.0%	50.0%
Sirocco FZCo	Dubai	50.0%	50.0%
Diageo Heineken Namibia B.V.	Namibia	50.0%	50.0%
United Breweries Limited	India	37.5%	–
Millenium Alcobev Private Limited	India	68.8%	–
DHN Drinks (Pty) Ltd.	South Africa	44.5%	–
Sedibeng Brewery Pty Ltd.	South Africa	75.0%	–
Associates			
Cervecerias Costa Rica S.A.	Costa Rica	25.0%	25.0%
Brasserie Nationale d'Haïti S.A.	Haïti	23.3%	23.3%
JSC FE Efes Karaganda Brewery	Kazakhstan	28.0%	–

Reporting date

The reporting date of the financial statements of all Heineken entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries Ltd., Heineken Lion Australia Pty. and Asia Pacific Investment Pte. Ltd, which have a 30 September reporting date, DHN Drinks (Pty) Ltd., which has a 30 June reporting date and United Breweries Limited and Millenium Alcobev Private Limited which have a 31 March reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

16. Investments in associates and joint ventures

Shareholdings India

In March 2008, the joint venture partners of Heineken in United Breweries Limited (UBL) filed legal proceedings in India against various Scottish & Newcastle, Heineken and Carlsberg entities claiming that the rights enjoyed by Scottish & Newcastle India Private Limited (the entity through which Heineken holds its investment in UBL) in a shareholders' agreement relating to UBL and the Articles of Association of UBL are personal to S&N and do not survive the takeover of S&N by Sunrise Acquisitions Limited in April 2008. Since this date, the joint venture partners and UBL itself have effectively excluded Heineken from the management of UBL and restricted the scope of the financial information previously available to Scottish & Newcastle. The latter is also applicable to our 50% share in Millenium Alcobev Private Limited (MAPL) in which UBL also has a 50% share. As Heineken only has public Indian GAAP information available, Heineken does not have sufficient information to apply equity accounting for its investments in UBL and MAPL and has used the share price of UBL as at 31 December 2008 for the purposes of impairment testing.

Share of profit of associates and joint ventures and impairments thereof

In millions of EUR	2008	2007
Income associates	18	16
Income joint ventures	94	78
Impairments	(214)	(40)
	(102)	54

In 2008 the impairments relate to our Indian investments in UBL and MAPL of €200 million and impairments taken by Asia Pacific Breweries of €14 million (Heineken's share) (2007: €40 million related to Brau Holding International).

Summary financial information for equity-accounted joint ventures

In millions of EUR	Joint ventures* 2008	Joint ventures 2007
Non-current assets	1,071	892
Current assets	552	550
Non-current liabilities	(280)	(365)
Current liabilities	(626)	(474)
	717	603
Revenue	1,564	1,393
Expenses	(1,388)	(1,256)
	176	137

* Due to lack of information with respect to the S&N shareholdings in India, these joint ventures are not included in the provided figures.

17. Other investments

In millions of EUR	Note	2008	2007
Non-current other investments			
Loans	30	310	161
Held-to-maturity investments	30	10	3
Available-for-sale investments	30	221	233
Non-current derivatives used for hedging*	30	100	–
		641	397
Current other investments			
Investments held for trading	30	14	14
		14	14

* €89 million in 2008 relates to Heineken N.V.

Included in loans are loans to customers with a carrying amount of €190 million as at 31 December 2008 (2007: €102 million). Effective interest rates range from 4 to 12 per cent. €182 million (2007: €100 million) matures between one and five years and €8 million (2007: €2 million) after five years.

The main available-for-sale investments are Consorcio Cervecero de Nicaragua S.A., Desnoes & Geddes Ltd. and Cervejarias Kaiser Brasil S/A ('Kaiser'). As far as these investments are listed they are measured at their quoted market price. For others the value in use is used. Within available-for-sale investments, debt securities (which are interest-bearing) with a carrying amount of €23 million (2007: €26 million) are included.

Sensitivity analysis – equity price risk
An amount of €59 million as at 31 December 2008 (2007: €76 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. A 1 per cent increase in the share price at the reporting date would have increased equity with €1 million (2007: €1 million); an equal change in the opposite direction would have decreased equity with €1 million (2007: €1 million).

18. Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net	
In millions of EUR	2008	2007	2008	2007	2008	2007
Property, plant & equipment	33	20	(523)	(369)	(490)	(349)
Intangible assets	55	65	(457)	(45)	(402)	20
Investments	2	3	(5)	(2)	(3)	1
Inventories	10	15	(4)	–	6	15
Loans and borrowings	1	–	–	–	1	–
Employee benefits	84	113	62	–	146	113
Provisions	100	49	–	–	100	49
Other items	142	85	(27)	(59)	115	26
Tax losses carry-forwards	20	15	129	(1)	149	14
Tax assets/(liabilities)	**447**	365	**(825)**	(476)	**(378)**	(111)
Set-off of tax	(188)	(49)	188	49	–	–
Net tax assets/(liabilities)	**259**	316	**(637)**	(427)	**(378)**	(111)

Tax losses carry-forwards
Heineken has losses carry-forwards for an amount of €1,157 million (2007: €130 million) as per 31 December 2008 which expire in the following years:

In millions of EUR	2008	2007
2008	–	12
2009	12	7
2010	11	3
2011	16	–
2012	8	–
2013	22	–
After 2013 respectively 2012 but not unlimited	151	64
Unlimited	937	44
	1,157	130
Recognised as deferred tax assets gross	(470)	(57)
Unrecognised	**687**	73

The increase in unrecognised losses is mainly related to pre-acquisition losses of the newly acquired subsidiaries for which it is uncertain that they will be utilised or will be available for utilisation in the future. Any subsequent changes in 2009 with respect to these losses will be recognised through goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

18. Deferred tax assets and liabilities

Movement in temporary differences during the year

In millions of EUR	Balance 1 January 2007	Changes in consolidation	Effect of movements in foreign exchange rates	Recognised in income	Recognised in equity	Balance 31 December 2007
Property, plant & equipment	(348)	(4)	7	(4)	–	(349)
Intangible assets	38	(9)	–	(9)	–	20
Investments	7	–	–	(6)	–	1
Inventories	10	1	–	4	–	15
Loans and borrowings	(5)	2	3	–	–	–
Employee benefits	135	–	(1)	(21)	–	113
Provisions	74	(4)	1	(22)	–	49
Other items	35	(1)	(2)	(1)	(5)	26
Tax losses carry-forwards	9	(2)	–	7	–	14
Net tax assets/(liabilities)	(45)	(17)	8	(52)	(5)	(111)

In millions of EUR	Balance 1 January 2008	Changes in consolidation	Effect of movements in foreign exchange rates	Recognised in income	Recognised in equity	Balance 31 December 2008
Property, plant & equipment	(349)	(141)	20	(20)	–	(490)
Intangible assets	20	(377)	–	(45)	–	(402)
Investments	1	(5)	(1)	1	1	(3)
Inventories	15	(1)	(2)	(6)	–	6
Loans and borrowings	–	1	1	–	(1)	1
Employee benefits	113	75	(1)	(41)	–	146
Provisions	49	(23)	(1)	75	–	100
Other items	26	(56)	47	37	61	115
Tax losses carry-forwards	14	63	(6)	78	–	149
Net tax assets/(liabilities)	**(111)**	**(464)**	**57**	**79**	**61**	**(378)**

19. Inventories

In millions of EUR	2008	2007
Raw materials	239	118
Work in progress	134	83
Finished products	245	163
Goods for resale	261	211
Non-returnable packaging	144	100
Other inventories	223	208
	1,246	883

During 2008 and 2007 no write-down of inventories to net realisable value was required to be recognised.

20. Trade and other receivables

In millions of EUR	Note	2008	2007
Trade receivables due from associates and joint ventures		60	57
Trade receivables		1,890	1,232
Other receivables		451	391
Derivatives used for hedging		103	89
	30	**2,504**	1,769

In 2007 the other receivables included a deferred payment in relation to the sale of a brewery site in 2006 in Seville, Spain, amounting to €153 million.

A net impairment loss of €30 million (2007: €10 million) in respect of trade receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2008	2007
Bank balances		475	265
Call deposits		223	295
Cash and cash equivalents	30	**698**	560
Bank overdrafts	24	(94)	(251)
Cash and cash equivalents in the statement of cash flows		**604**	309

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

22. Movement in total equity

In millions of EUR	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Minority interests	Total equity
Balance as at 1 January 2007	784	96	28	97	459	(14)	3,559	5,009	284	5,293
Net recognised income and expense	–	(89)	16	2	19	–	(19)	(71)	(2)	(73)
Profit	–	–	–	–	89	–	718	807	122	929
Transfer to retained earnings	–	–	–	–	4	–	(4)	–	–	–
Dividends to shareholders	–	–	–	–	–	–	(333)	(333)	(84)	(417)
Purchase minority shares	–	–	–	–	–	–	–	–	(21)	(21)
Purchase own shares	–	–	–	–	–	(15)	–	(15)	–	(15)
Share-based payments	–	–	–	–	–	–	7	7	–	7
Changes in consolidations	–	–	–	–	–	–	–	–	8	8
Balance as at 31 December 2007	784	7	44	99	571	(29)	3,928	5,404	307	5,711
Balance as at 1 January 2008	784	7	44	99	571	(29)	3,928	5,404	307	5,711
Net recognised income and expense	–	(602)	(166)	(11)	(44)	–	44	(779)	(44)	(823)
Profit	–	–	–	–	142	–	67	209	138	347
Transfer to retained earnings	–	–	–	–	(74)	–	74	–	–	–
Dividends to shareholders	–	–	–	–	–	–	(363)	(363)	(148)	(511)
Purchase minority shares	–	–	–	–	–	–	–	–	(7)	(7)
Purchase/reissuance own shares	–	–	–	–	–	(11)	–	(11)	–	(11)
Share-based payments	–	–	–	–	–	–	11	11	–	11
Changes in consolidation	–	–	–	–	–	–	–	–	35	35
Balance as at 31 December 2008	**784**	**(595)**	**(122)**	**88**	**595**	**(40)**	**3,761**	**4,471**	**281**	**4,752**

Share capital

	Ordinary shares	
In millions of EUR	2008	2007
On issue as at 1 January	784	784
Issued for cash	–	–
On issue as at 31 December	**784**	784

As at 31 December 2008 the issued share capital comprised 489,974,594 ordinary shares (2007: 489,974,594). The ordinary shares have a par value of €1.60. All issued shares are fully paid. The Company's authorised capital amounts to €2.5 billion, comprising of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company's shares that are held by Heineken, rights are suspended.

Translation reserve
The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to minority interests) as well as value changes of the hedging instruments in the net investment hedges.

Hedging reserve
This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred. Heineken considers this a legal reserve.

Fair value reserve
This reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised or impaired. Heineken considers this a legal reserve.

Other legal reserves
These reserves relate to the share of profit of joint ventures and associates over the distribution of which Heineken does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received. In case of a legal or other restriction which means that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part.

Reserve for own shares
The reserve for the Company's own shares comprises the cost of the Company's shares held by Heineken. As at 31 December 2008 Heineken held 1,044,233 of the Company's shares (2007: 800,000).

Dividends
The following dividends were declared and paid by Heineken:

In millions of EUR	2008	2007
Final dividend previous year €0.46, respectively €0.44 per qualifying ordinary share	226	215
Interim dividend current year €0.28, respectively €0.24 per qualifying ordinary share	137	118
Total dividend declared and paid	**363**	333

After the balance sheet date the Executive Board proposed the following dividends. The dividends, taken into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2008	2007
€0.62 per qualifying ordinary share (2007: €0.70)	**304**	343

23. Earnings per share
Basic earnings per share
The calculation of basic earnings per share as at 31 December 2008 is based on the profit attributable to ordinary shareholders of the Company (net profit) of €209 million (2007: €807 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2008 of 488,930,340 (2007: 489,353,315). Basic earnings per share for the year amounts to €0.43 (2007: €1.65).

Weighted average number of shares – basic

In shares	2008	2007
Number of shares – basic– as at 1 January	489,174,594	489,564,594
Effect of own shares held	(244,254)	(211,279)
Weighted average number of shares – basic – as at 31 December	**488,930,340**	489,353,315

Diluted earnings per share
The calculation of diluted earnings per share as at 31 December 2008 was based on the profit attributable to ordinary shareholders of the Company (net profit) of €209 million (2007: €807 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 489,974,594 (2007: 489,974,594). Diluted earnings per share for the year amounted to €0.43 (2007: €1.65).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

24. Loans and borrowings

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 30.

Non-current liabilities

In millions of EUR	2008	2007
Secured bank loans	381	18
Unsecured bank loans	6,444	156
Unsecured bond issues	1,104	1,103
Finance lease liabilities	82	5
Other non-current interest-bearing liabilities	664	–
Non-current interest-bearing liabilities	**8,675**	1,282
Non-current non-interest-bearing liabilities (including derivatives used for hedging)*	409	13
	9,084	1,295

*€159 million in 2008 relates to Heineken N.V.

Current interest-bearing liabilities

In millions of EUR	Note	2008	2007
Current portion of secured bank loans		139	10
Current portion of unsecured bank loans		351	238
Current portion of unsecured bond issues		18	214
Current portion of finance lease liabilities		13	2
Current portion of other interest-bearing liabilities		6	–
Total current portion of non-current interest-bearing liabilities		**527**	464
Deposits from third parties		348	323
Bank overdrafts	21	94	251
		969	1,038

Net interest-bearing debt position

In millions of EUR	Note	2008	2007
Non-current interest-bearing liabilities		8,675	1,282
Current portion of non-current interest-bearing liabilities		527	464
Deposits from third parties		348	323
		9,550	2,069
Bank overdrafts	21	94	251
		9,644	2,320
Cash, cash equivalents and current other investments		(712)	(574)
Net interest-bearing debt position		**8,932**	1,746

Non-current liabilities

In millions of EUR	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current non-interest-bearing liabilities	Total
Balance as at 1 January 2008	18	156	1,103	5	–	13	1,295
Consolidation changes	416	870	–	87	289	361	2,023
Effect of movements in exchange rates	(52)	(18)	–	1	(43)	–	(112)
Transfers to current liabilities	(21)	(101)	–	(12)	(7)	(5)	(146)
Charge to/from profit or loss i/r derivatives	–	–	–	–	–	(119)	(119)
Charge to/from equity i/r derivatives	–	–	–	–	–	161	161
Proceeds	34	5,899	1	1	421	5	6,361
Repayments	(15)	(402)	–	–	–	(7)	(424)
Other	1	40	–	–	4	–	45
Balance as at 31 December 2008	**381**	**6,444**	**1,104**	**82**	**664**	**409**	**9,084**

Terms and debt repayment schedule
Terms and conditions of outstanding loans were as follows:

In millions of EUR	Currency	Nominal interest rate %	Repayment	Face value 2008	Carrying amount 2008	Face value 2007	Carrying amount 2007
Secured bank loans	GBP	3.1-4.7	2009-2017	485	470	–	–
Secured bank loans	various	various	various	50	50	28	28
Unsecured bank loans	EGP	11.5-13.6	2009-2010	34	34	56	56
Unsecured bank loans	EUR	4.4	2009	125	125	–	–
Unsecured bank loans	EUR	5.1	2010	284	284	–	–
Unsecured bank loans	EUR	3.3	2012	470	470	–	–
Unsecured bank loans	EUR	5.1	2010	860	860	–	–
Unsecured bank loans	EUR	4.7	2011	105	105	45	45
Unsecured bank loans	EUR	4.3	2012	123	123	–	–
Unsecured bank loans	EUR	5.0	2013	2,416	2,403	–	–
Unsecured bank loans	EUR	5.0	2016	207	207	105	105
Unsecured bank loans	EUR	6.0-6.3	2013-2016	418	418	–	–
Unsecured bank loans	EUR	various	various	256	256	177	177
Unsecured bank loans	GBP	2.8	2013	504	504	–	–
Unsecured bank loans	GBP	various	various	22	22	–	–
Unsecured bank loans	PLN	6.5	2011	53	53	6	6
Unsecured bank loans	USD	5.4	2012	118	118	–	–
Unsecured bank loans	USD	5.6	2014	494	485	–	–
Unsecured bank loans	USD	5.4	2015	247	242	–	–
Unsecured bank loans	USD	various	various	73	73	–	–
Unsecured bank loans	various	various	various	13	13	5	5
Unsecured bond issues	EUR	4.4	2010	500	500	500	499
Unsecured bond issues	EUR	5.0	2013	600	598	600	597
Unsecured bond issues	EUR	NA	NA	–	–	200	200
Unsecured bond issues	various	various	various	24	24	21	21
Other interest-bearing liabilities	GBP	5.6	2033	204	162	–	–
Other interest-bearing liabilities	USD	5.9	2018	280	280		
Other interest-bearing liabilities	various	various	various	251	228	–	–
Deposits from third parties	various	various	various	348	348	323	323
Finance lease liabilities	various	various	various	95	95	7	7
				9,659	**9,550**	2,073	2,069

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

24. Loans and borrowings

To finance the acquisition and to replace existing loans and borrowings of S&N, Heineken entered into an Acquisition Credit Facility of £3.85 billion ('S&N acquisition facility') with a consortium of nine banks. The S&N acquisition facility was reduced during the year, and as at 31 December 2008, the facility was fully drawn with £480 million and €3,560 million (in total €4,064 million) drawn under two tranches. A one-year tranche with an extension option to two years (€1,144 million) and a five-year tranche of €2,920 million. Interest is based on Libor/Euribor plus a margin. The S&N acquisition facility is denominated in British Pound. If the amounts denominated in another currency would exceed a certain British Pound threshold, measured on a recurring basis, the total facility amount would remain at the original British Pound amount and any shortfall in the other currency would have to be repaid. As at 31 December 2008, it is the intention to extend the one-year tranche with the extension option to a total of two years until April 2010.

Heineken has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing Net Debt (calculated in accordance with the consolidation method of the 2007 consolidated financial statements) by EBITDA (beia), also calculated in accordance with the consolidation method of the 2007 consolidated financial statements and including the pro-forma full-year EBITDA of any acquisitions made during the previous 12 months. As at 31 December 2008, this ratio was 3.14. The incurrence covenant would prevent us from conducting further significant debt-financed acquisitions if this would lead to passing the threshold of 3.50.Following the acquisition of S&N, €4,014 million of interest-bearing loans and borrowings has been assumed, of which a $1.15 billion S&N US private placement has been renegotiated as per the date of the acquisition with maturities between 2009 and 2015 and a weighted annual interest rate of 5.4 per cent. Assumed debt amounting to €1,996 million has been repaid, partly by the S&N acquisition facility.

As per 31 December 2008 €470 million was drawn on the existing revolving credit facility of €2 billion. This revolving credit facility matures in 2012. Interest is based on EURIBOR plus a margin.

Heineken established a €3 billion EMTN-programme in September 2008. This programme has been approved by the Luxembourg Commission de Surveillance du Secteur Financier which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC and facilitates flexible access to Debt Capital Markets going-forward.

25. Finance lease liabilities

Finance lease liabilities are payable as follows:

In millions of EUR	Future minimum lease payments 2008	Interest 2008	Present value of minimum lease payments 2008	Future minimum lease payments 2007	Interest 2007	Present value of minimum lease payments 2007
Less than one year	19	(5)	14	2	–	2
Between one and five years	62	(12)	50	3	–	3
More than five years	35	(4)	31	2	–	2
	116	**(21)**	**95**	7	–	7

The increase in finance lease liabilities is mainly due to the finance lease liabilities acquired in the business combination with S&N.

26. Employee benefits

In millions of EUR	2008	2007
Present value of unfunded obligations	266	287
Present value of funded obligations	4,697	2,571
Total present value of obligations	**4,963**	2,858
Fair value of plan assets	(4,231)	(2,535)
Present value of net obligations	**732**	323
Actuarial (losses)/gains not recognised	(143)	171
Recognised liability for defined benefit obligations	**589**	494
Other long-term employee benefits	99	92
	688	586

Plan assets comprise:

In millions of EUR	2008	2007
Equity securities	1,593	1,050
Government bonds	1,955	959
Properties and real estate	333	220
Other plan assets	350	306
	4,231	2,535

Liability for defined benefit obligations
Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: the Netherlands, the UK, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

Movements in the present value of the defined benefit obligations

In millions of EUR	Note	2008	2007
Defined benefit obligations as at 1 January		2,858	2,984
Changes in consolidation and reclassification		2,973	(1)
Effect of movements in exchange rates		(494)	(4)
Benefits paid		(199)	(98)
Current service costs and interest on obligation (see below)		333	204
Past service costs		5	1
Effect of any curtailment or settlement		(18)	4
Actuarial gains/(losses)		(495)	(232)
Defined benefit obligations as at 31 December		**4,963**	2,858

Movements in the present value of plan assets

In millions of EUR	2008	2007
Fair value of plan assets as at 1 January	2,535	2,397
Changes in consolidation and reclassification	2,737	–
Effect of movements in exchange rates	(450)	(3)
Contributions paid into the plan	177	91
Benefits paid	(199)	(98)
Expected return on plan assets	241	129
Actuarial gains/(losses)	(810)	19
Fair value of plan assets as at 31 December	**4,231**	2,535
Actual return on plan assets	**(569)**	148

Expense recognised in the income statement

In millions of EUR	Note	2008	2007
Current service costs		75	71
Interest on obligation		258	133
Expected return on plan assets		(241)	(129)
Actuarial gains and losses recognised		(1)	2
Past service costs		5	1
Effect of any curtailment or settlement		(18)	4
	10	**78**	82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

26. Employee benefits

Principal actuarial assumptions as at the balance sheet date

The defined benefit plans in the Netherlands and the UK cover 88.6 per cent of the present value of the plan assets, 83.5 per cent of the present value of the defined benefit obligations and 54.3 per cent of the deficit in the plans as per 31 December 2008. For the Netherlands and the UK the following actuarial assumptions apply as per 31 December 2008:

	The Netherlands		UK	
	2008	2007	2008	2007
Discount rate as at 31 December	5.6	5.5	6.7	–
Expected return on plan assets as at 1 January	5.9	5.5	5.7	–
Future salary increases	3	3	4	–
Future pension increases	1.5	2	2.8	–
Medical cost trend rate	–	–	7	–

For the other defined benefit plans the following actuarial assumptions apply as per 31 December 2008:

	Other Western, Central and Eastern Europe		The Americas		Africa and the Middle East		Asia Pacific	
	2008	2007	2008	2007	2008	2007	2008	2007
Discount rate as at 31 December	4.5-6.2	4.5-5.7	5.5-6.5	5.5-6.5	12	4.6-15	2.5-12	3.5-9.5
Expected return on plan assets as at 1 January	4.5-7	1.5-6.6	6.5	6.5	4.6	4.6	2.5-8	3.5-8
Future salary increases	2.9-12	2.5-9	0.5-5.5	0.5-5.5	11	3-14	3-10	3-6.5
Future pension increases	1.5-5	1.5-2.5	3.5	3.5	–	2	8	6.5
Medical cost trend rate	1.5	1.5	5	5	–	–	–	–

Assumptions regarding future mortality rates are based on published statistics and mortality tables. The overall expected long-term rate of return on assets is 6.0 per cent (2007: 5.3 per cent), which is based on the asset mix and the expected rate of return on each major asset class, as managed by the pension funds.

Assumed healthcare cost trend rates have nil effect on the amounts recognised in the income statement. A one percentage point change in assumed healthcare cost trend rates would not have any effect on the income statement neither on the balance sheet as per 31 December 2008.

The Group expects the 2009 contributions to be paid for the defined benefit plans to be in line with 2008 and 2007, excluding the impact of acquisitions.

Historical information

In millions of EUR	2008	2007	2006	2005
Present value of the defined benefit obligation	4,963	2,858	2,984	3,061
Fair value of plan assets	(4,231)	(2,535)	(2,397)	(2,268)
Deficit in the plan	**732**	323	587	793
Experience adjustments arising on plan liabilities, losses/(gains)	71	(4)	(159)	–
Experience adjustments arising on plan assets, (losses)/gains	(817)	16	9	–

27. Share-based payments – Long-Term Incentive Plan

As from 1 January 2005 Heineken established a performance-based share plan (Long-Term Incentive Plan; LTIP) for the Executive Board. As from 1 January 2006 a similar LTIP was established for senior management.

The Long-Term Incentive Plan for the Executive Board includes share rights, which are conditionally awarded to the Executive Board each year and are subject to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group. The LTIP share rights conditionally awarded to senior management each year are for 25 per cent subject to Heineken's RTSR performance and for 75 per cent subject to internal performance conditions. At target performance, 100 per cent of the shares will vest. At maximum performance 150 per cent of the shares will vest.

The performance period for share rights granted in 2006 was from 1 January 2006 to 31 December 2008. The performance period for share rights granted in 2007 is from 1 January 2007 to 31 December 2009. The performance period for share rights granted in 2008 is from 1 January 2008 to 31 December 2010.

The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and 20 business days, after the publication of the annual results of 2008, 2009 and 2010 respectively.

As Heineken N.V. will fulfil the tax payment obligations related to vesting on behalf of the individual employees, the amount of Heineken N.V. shares to be received by the Executive Board and senior management will be a net amount.

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2006	40,049	26.78	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2006	352,098	26.78	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2007	32,265	36.03	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2007	281,400	36.03	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2008	26,288	44.22	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2008	263,958	44.22	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
	996,058			

* The number of shares is based on target performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

27. Share-based payments – Long-Term Incentive Plan

Based on RTSR and internal performance, it is expected that approximately 409,000 shares will vest. The expenses relating to these expected additional grants are recognised in the income statement during the performance period.

The number and weighted average share price per share is as follows:

	Weighted average share price 2008	Number of share rights 2008	Weighted average share price 2007	Number of share rights 2007
Outstanding as at 1 January	30.10	696,616	26.55	435,871
Granted during the year	44.22	290,246	36.03	313,665
Forfeited during the year	–	(40,581)	–	(52,920)
Vested during the year	–	(40,744)	–	–
Outstanding as at 31 December	**37.48**	**905,537**	30.10	696,616

The 40,744 (gross) shares vested in 2008 are related to the 2005-2007 LTIP of the Executive Board. J.F.M.L. van Boxmeer received net 9,244 shares and D.R. Hooft Graafland received net 6,544 shares. The remaining shares were provided to a former board member. The shares have a two-year holding period.

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model, with following inputs:

In EUR	Executive Board 2008	Executive Board 2007	Senior management 2008	Senior management Senior 2007
Fair value at grant date	411,670	486,879	7,409,515	9,524,037
Expected volatility	18.4%	20.1%	18.4%	20.1%
Expected dividends	1.7%	1.2%	1.7%	1.2%

Personnel expenses

In millions of EUR	Note	2008	2007
Share rights granted in 2006		3	3
Share rights granted in 2007		4	4
Share rights granted in 2008		4	–
Total expense recognised as personnel expenses	10	**11**	7

28. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2008		171	3	127	301
Changes in consolidation	6	45	72	142	259
Provisions made during the year		148	6	55	209
Provisions used during the year		(174)	(3)	(11)	(188)
Provisions reversed during the year		(6)	(3)	(39)	(48)
Effect of movements in exchange rates		(7)	(13)	(22)	(42)
Unwinding of discounts		3	3	5	11
Balance as at 31 December 2008		**180**	**65**	**257**	**502**
Non-current		73	56	215	344
Current		107	9	42	158
		180	**65**	**257**	**502**

Restructuring
The provision for restructuring of €180 million mainly relates to restructuring programmes in France, Spain and the UK. Provisions made during the year are mostly related to Fit2Fight and S&N integration. These restructuring expenses have been included in the personnel expenses (refer to note 10).

Other provisions
Included are, amongst others, surety provided €28 million (2007: €23 million), litigations and claims €59 million (2007: €54 million) and environmental provisions €17 million (2007: €17 million).

29. Trade and other payables

In millions of EUR	Note	2008	2007
Trade payables due to associates and joint ventures		7	7
Other trade payables		1,563	1,036
Returnable packaging deposits		427	370
Taxation and social security contributions		553	272
Dividend		76	32
Interest		104	37
Derivatives used for hedging		87	21
Other payables		291	177
Accruals and deferred income		738	573
	30	**3,846**	2,525

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Financial risk management and financial instruments

Overview

Heineken has exposure to the following risks from its use of financial instruments, as they arise in the normal course of Heineken's business:

- Credit risk
- Liquidity risk
- Market risk

This note presents information about Heineken's exposure to each of the above risks, and it summarises Heineken's policies and processes that are in place for measuring and managing risk, including those related to capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

The Executive Board, under the supervision of the Supervisory Board, has overall responsibility and sets rules for Heineken's risk management and control systems. They are reviewed regularly to reflect changes in market conditions and the Group's activities. The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Group departments.

The Group Treasury function focuses primarily on the management of financial risk and financial resources. Some of the risk management strategies include the use of derivatives, primarily in the form of forward exchange contracts and interest rate swaps, but options can be used as well. It is the Group policy that no speculative transactions are entered into.

Credit risk

Credit risk is the risk of financial loss to Heineken if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Heineken's receivables from customers and investment securities.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the balance sheet.

Loans to customers

Heineken's exposure to credit risk is mainly influenced by the individual characteristics of each customer. Heineken's held-to-maturity investments includes loans to customers, issued based on a loan contract. Loans to customers are ideally secured by, amongst others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. Interest rates calculated by Heineken are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

Heineken establishes an allowance for impairment of loans that represents its estimate of incurred losses. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar customers in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics.

In a few countries the issue of new loans is outsourced to third parties. In most cases, Heineken issues sureties (guarantees) to the third party for the risk of default of the customer. Heineken in return receives a fee.

Trade and other receivables
Heineken's local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before Heineken's standard payment and delivery terms and conditions are offered. Heineken's review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. Customers that fail to meet Heineken's benchmark creditworthiness may transact with Heineken only on a prepayment basis.

In monitoring customer credit risk, customers are, on a country base, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as 'high risk' are placed on a restricted customer list, and future sales are made on a prepayment basis with approval of Management.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are carried out in some countries via own wholesalers, in other markets directly and in some others via third parties. As such, distribution models are country-specific and on a consolidated level, diverse. Therefore the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

Heineken establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The components of this allowance are a specific loss component and a collective loss component.

Investments
Heineken limits its exposure to credit risk, except for held-to-maturity investments as disclosed in note 17, by only investing in liquid securities and only with counterparties that have a credit rating of at least single A or equivalent.

Guarantees
Heineken's policy is to avoid issuing guarantees where possible unless this leads to substantial savings for the Group. In cases where Heineken does provide guarantees, such as to banks for loans (by third parties), Heineken aims to receive security from the third party.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Financial risk management and financial instruments

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2008	2007
Loans	17	310	161
Held-to-maturity investments	17	10	3
Available-for-sale investments	17	221	233
Non-current derivatives used for hedging	17	100	–
Investments held for trading	17	14	14
Trade and other receivables, excluding derivatives	20	2,401	1,680
Current derivatives used for hedging	20	103	89
Cash and cash equivalents	21	698	560
		3,857	2,740

The maximum exposure to credit risk for trade and other receivables (excluding derivatives used for hedging) at the reporting date by geographic region was:

In millions of EUR	2008	2007
Western Europe	1,493	900
Central and Eastern Europe	512	469
The Americas	122	117
Africa and the Middle East	145	110
Asia Pacific	31	31
Head Office/eliminations	98	53
	2,401	1,680

Impairment losses

The ageing of trade and other receivables (excluding derivatives used for hedging) at the reporting date was:

In millions of EUR	Gross 2008	Impairment 2008	Gross 2007	Impairment 2007
Not past due	1,868	(17)	1,239	(7)
Past due 0 – 30 days	232	(7)	245	(33)
Past due 31 – 120 days	241	(56)	167	(23)
More than 120 days	340	(200)	223	(131)
	2,681	**(280)**	1,874	(194)

The movement in the allowance for impairment in respect of trade and other receivables (excluding derivatives used for hedging) during the year was as follows:

In millions of EUR	2008	2007
Balance as at 1 January	194	194
Changes in consolidation	88	–
Impairment loss recognised	52	40
Allowance used	(13)	(12)
Allowance released	(31)	(30)
Effect of movements in exchange rates	(10)	2
Balance as at 31 December	**280**	194

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2008	2007
Balance as at 1 January	108	90
Changes in consolidation	49	–
Impairment loss recognised	46	37
Allowance used	(26)	(19)
Balance as at 31 December	**177**	108

Impairment losses recognised for trade and other receivables (excluding derivatives used for hedging) and loans are part of the other non-cash items in the consolidated statement of cash flows.

The impairment loss of €46 million in respect of loans and the impairment loss of €52 million in respect of trade receivables (excluding derivatives used for hedging) were included in expenses for raw materials, consumables and services.

An impairment loss of €46 million in respect of loans was recognised during the current year of which €34 million related to loans to customers. Heineken has no collateral in respect of these impaired investments.

The allowance accounts in respect of trade and other receivables and held-to-maturity investments are used to record impairment losses, unless Heineken is satisfied that no recovery of the amount owing is possible, at that point the amount considered irrecoverable is written off against the financial asset.

Liquidity risk

Liquidity risk is the risk that Heineken will not be able to meet its financial obligations as they fall due. Heineken's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Heineken's reputation.

Given the current credit markets situation it could be more difficult to generate capital to finance long-term growth. The Company has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies are under continuous evaluation. In addition, the Company focuses on a further fine-tuning of the maturity profile of its long-term debts with its forecasted operating cash flows. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Financial risk management and financial instruments

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

							2008
In millions of EUR	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Financial liabilities							
Secured bank loans	520	(600)	(125)	(35)	(44)	(358)	(38)
Unsecured bank loans	6,795	(7,611)	(392)	(207)	(2,017)	(3,655)	(1,340)
Unsecured bond issues	1,122	(1,319)	(40)	(30)	(552)	(690)	(7)
Finance lease liabilities	95	(107)	(11)	(12)	(13)	(38)	(33)
Other interest-bearing liabilities	670	(1,245)	(77)	(39)	(44)	(129)	(956)
Non-interest-bearing liabilities	409	(390)	(36)	(38)	(78)	(80)	(158)
Deposits from third parties	348	(348)	(338)	(10)	–	–	–
Bank overdrafts	94	(102)	(102)	–	–	–	–
Trade and other payables, excluding interest and dividends	3,666	(3,605)	(3,375)	(213)	(8)	(1)	(8)
Derivative financial (assets) and liabilities							
Interest rate swaps used for hedging							
Outflow	425	(2,532)	(194)	(191)	(293)	(1,022)	(832)
Inflow	(89)	2,082	160	144	206	888	684
Forward exchange contracts used for hedging							
Outflow	58	(2,028)	(1,056)	(677)	(295)	–	–
Inflow	(102)	2,068	1,095	670	303	–	–
Other derivatives used for hedging, net	(12)	–	–	–	–	–	–
	13,999	**(15,737)**	**(4,491)**	**(638)**	**(2,835)**	**(5,085)**	**(2,688)**

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (also refer to note 20), other investments (also refer to note 17), trade and other payables (also refer to note 29) and non-current non-interest bearing liabilities (also refer to note 24).

Because of the acquisition of S&N the overall indebtedness of Heineken has increased substantially. Expected cash flows and repayment obligations are monitored stringently and money was raised from Debt Capital Markets in the USA and Germany in 2008.

Heineken established a €3 billion EMTN-programme in September 2008. This programme has been approved by the Luxembourg Commission de Surveillance du Secteur Financier which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC and facilitates flexible access to Debt Capital Markets going forward.

In millions of EUR	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	2007 More than 5 years
Financial liabilities							
Secured bank loans	28	(30)	(5)	(5)	(9)	(9)	(2)
Unsecured bank loans	394	(407)	(183)	(63)	(35)	(120)	(6)
Unsecured bond issues	1,317	(1,566)	(22)	(243)	(52)	(612)	(637)
Finance lease liabilities	7	(7)	(1)	(1)	(1)	(2)	(2)
Non-interest-bearing liabilities	13	(13)	–	–	(10)	(2)	(1)
Deposits from third parties	323	(325)	(324)	(1)	–	–	–
Bank overdrafts	251	(251)	(251)	–	–	–	–
Trade and other payables, excluding interest and dividend	2,456	(2,428)	(2,354)	(74)	–	–	–
Derivative financial (assets) and liabilities							
Forward exchange contracts used for hedging:							
Outflow	36	(1,492)	(707)	(586)	(199)	–	–
Inflow	(104)	1,560	738	613	209	–	–
	4,721	(4,959)	(3,109)	(360)	(97)	(745)	(648)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20) and trade and other payables (note 29) and non-current non-interest bearing liabilities (note 24).

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect Heineken's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return on risk.

Heineken uses derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. Generally, Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board.

Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Heineken entities. The main currencies that give rise to this risk are the US Dollar and British Pound.

In managing foreign currency risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates would have an impact on profit.

Heineken hedges up to 90 per cent of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts in respect of forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. Heineken mainly uses forward exchange contracts to hedge its foreign currency risk. Given the limited availability of efficient and effective hedging instruments hedging levels are temporarily below policy in a number of Central and Eastern European countries. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Financial risk management and financial instruments
The Company has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long-term in nature. Net investment hedging is only applied in circumstances where a subsidiary reporting in a currency other than the euro has an exposure to the euro (the Group functional currency). The result of the net investment hedging is recognised in the translation reserve as can be seen in the consolidated statement of recognised income and expense.

It is Heineken's policy to provide intra-Heineken financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-Heineken financing in foreign currencies is mainly in British Pound, US Dollars, Russian Roubles and Polish Zloty. In some cases Heineken elects to treat intra-Heineken financing with a permanent character as equity and does not hedge the foreign currency exposure.

The principal amounts of Heineken's British Pound, Polish Zloty and Egyptian Pound bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of Heineken. This provides an economic hedge without derivatives being entered into.

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of the Company and the various foreign operations, Heineken ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk
Heineken's exposure to the British Pound and US Dollar was as follows based on notional amounts:

In millions	2008 GBP	2008 USD	2007 USD
Loans and held-to-maturity investments	480	257	74
Trade and other receivables	12	142	198
Cash and cash equivalents	24	19	5
Unsecured bank loans	(537)	(1,720)	–
Unsecured bond issues	–	2	–
Non-interest-bearing liabilities	–	(2)	–
Bank overdrafts	–	(13)	–
Trade and other payables	(4)	(58)	(8)
Gross balance sheet exposure	**(25)**	**(1,373)**	269
Estimated forecast sales next year	2	1,000	1,051
Estimated forecast purchases next year	1	(295)	(163)
Gross exposure	**(22)**	**(668)**	1,157
Cash flow hedging forward exchange contracts	(1)	(987)	(890)
Other hedging forward exchange contracts	57	1,241	(161)
Net exposure	**34**	**(414)**	106

Included in the US Dollar amounts are intra-Heineken cash flows. The loans represent intra-Heineken financing. The following significant exchange rates applied during the year:

	Average rate		Reporting date mid-spot rate	
In EUR	2008	2007	2008	2007
GBP	1.2577	1.3877	1.0499	1.3636
USD	0.6832	0.7308	0.7185	0.6793

Sensitivity analysis

A 10 per cent strengthening of the euro against the British pound and US Dollar as at 31 December would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	Equity		Profit or loss	
In millions of EUR	2008	2007	2008	2007
GBP	(2)	–	(2)	–
USD	54	41	6	(6)

A 10 per cent weakening of the euro against the British Pound and US Dollar as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk

In managing interest rate risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

Heineken opts for a well-balanced mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently Heineken's interest rate position is more weighted towards fixed rather than floating. Interest rate instruments that can be used are interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings and have swap rates ranging from 2.9 to 7.3 per cent (2007: from 5.0 to 5.5 per cent).

Interest rate risk – Profile

At the reporting date the interest rate profile of Heineken's interest-bearing financial instruments was as follows:

In millions of EUR	2008	2007
Fixed rate instruments		
Financial assets	121	55
Financial liabilities	(3,192)	(1,597)
Interest rate swaps floating to fixed	(4,656)	40
	(7,727)	(1,502)
Variable rate instruments		
Financial assets	817	607
Financial liabilities	(6,452)	(723)
Interest rate swaps fixed to floating	4,656	(40)
	(979)	(156)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Financial risk management and financial instruments

Fair value sensitivity analysis for fixed rate instruments

During 2008, Heineken opted to apply fair value hedge accounting on certain fixed rate financial liabilities. The fair value movements on these instruments are recognised in the income statement. The change in fair value on these instruments was €294 million in 2008, which was offset by the change in fair value of the hedging instruments, which was -€288 million.

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (before tax).

	Profit or loss		Equity	
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2008				
Instruments designated at fair value	40	44	40	44
Interest rate swaps	(4)	(84)	126	(214)
Fair value sensitivity (net)	**36**	**(40)**	**166**	**(170)**
31 December 2007				
Instruments designated at fair value	–	–	–	–
Interest rate swaps	–	–	–	–
Fair value sensitivity (net)	–	–	–	–

As part of the acquisition of S&N, Heineken took over a specific portfolio of euro floating-to-fixed interest rate swaps with a notional amount of €1,290 million. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the income statement under the other net financing income/expenses. Any related non-cash income or expenses in our income statement are expected to reverse over time.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

	Profit or loss		Equity	
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2008				
Variable rate instruments	(42)	42	(42)	42
Net interest rate swaps floating to fixed	35	(35)	35	(35)
Cash flow sensitivity (net)	**(7)**	**7**	**(7)**	**7**
31 December 2007				
Variable rate instruments	(1)	1	(1)	1
Interest rate swaps fixed to floating	–	–	–	–
Cash flow sensitivity (net)	(1)	1	(1)	1

Other market price risk

Management of Heineken monitors the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

The primary goal of Heineken's investment strategy is to maximise investment returns in order to partially meet its unfunded defined benefit obligations; management is assisted by external advisers in this regard.

Commodity risk is the risk that changes in commodity price will affect Heineken's income. The objective of commodity risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. So far, commodity trading by the Company is limited to the sale of surplus CO_2 emission rights. Heineken does not enter into commodity contracts other than to meet Heineken's expected usage and sale requirements.

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
							2008
Interest rate swaps:							
Assets	(89)	856	80	64	124	139	449
Liabilities	206	(1,097)	(100)	(97)	(212)	(214)	(474)
Forward exchange contracts:							
Assets	(102)	2,068	1,095	670	303	–	–
Liabilities	58	(2,028)	(1,056)	(677)	(295)	–	–
	73	**(201)**	**19**	**(40)**	**(80)**	**(75)**	**(25)**

In millions of EUR	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
							2007
Interest rate swaps:							
Assets	–	–	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
Forward exchange contracts:							
Assets	(104)	1,560	738	613	209	–	–
Liabilities	36	(1,492)	(707)	(586)	(199)	–	–
	(68)	68	31	27	10	–	–

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact the income statement is on average two months earlier than the occurrence of the cash flows as in the table above.

Fair value hedges/net investment hedges

The following table indicates the periods in which the cash flows associated with derivatives that are fair value hedges or net investment hedges are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
							2008
Interest rate swaps:							
Assets	–	1,106	62	61	47	701	235
Liabilities	167	(1,316)	(76)	(76)	(45)	(761)	(358)
	167	**(210)**	**(14)**	**(15)**	**2**	**(60)**	**(123)**

In millions of EUR	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
							2007
Interest rate swaps:							
Assets	–	–	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
	–	–	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

30. Financial risk management and financial instruments

Capital management

There were no major changes in Heineken's approach to capital management during the year. The Executive Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of business and acquisitions. Capital is herein defined as equity attributable to equity holders of the Company (total equity minus minority interests).

Heineken is not subject to externally imposed capital requirements other then the legal reserves explained in note 22. Shares are purchased to meet the requirements under the Long-Term Incentive Plan as further explained in note 27.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

In millions of EUR	Carrying amount 2008	Fair value 2008	Carrying amount 2007	Fair value 2007
Loans	310	310	161	157
Held-to-maturity investments	10	10	3	3
Available-for-sale investments	221	221	233	233
Advances to customers	346	346	209	209
Investments held for trading	14	14	14	14
Trade and other receivables, excluding derivatives	2,401	2,401	1,680	1,680
Cash and cash equivalents	698	698	560	560
Interest rate swaps used for hedging:				
Assets	89	89	–	–
Liabilities	(425)	(425)	–	–
Forward exchange contracts used for hedging:				
Assets	102	102	89	89
Liabilities	(58)	(58)	(36)	(36)
Other derivatives, net	12	12	–	–
Bank loans	(7,315)	(7,401)	(422)	(422)
Unsecured bond loans	(1,122)	(1,204)	(1,317)	(1,321)
Finance lease liabilities	(95)	(95)	(7)	(7)
Other interest-bearing liabilities	(670)	(679)	–	–
Non-interest-bearing liabilities	(409)	(409)	(13)	(13)
Deposits from third parties	(348)	(348)	(323)	(323)
Trade and other payables excluding dividend, interest and derivatives	(3,579)	(3,579)	(2,435)	(2,435)
Bank overdrafts	(94)	(94)	(251)	(251)
	(9,912)	**(10,089)**	(1,855)	(1,863)

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

31. Off-balance sheet commitments

In millions of EUR	Total	Less than 1 year	1–5 years	More than 5 years	Total 2007
Guarantees to banks for loans (by third parties)	408	181	165	62	387
Other guarantees	89	20	13	56	78
Guarantees	**497**	**201**	**178**	**118**	465
Lease & operational lease commitments	378	66	195	117	242
Property, plant & equipment ordered	56	56	–	–	49
Raw materials purchase contracts	1,318	216	393	709	604
Other off-balance sheet obligations	2,325	384	1,306	635	410
Off-balance sheet obligations	**4,077**	**722**	**1,894**	**1,461**	1,305
Undrawn committed bank facilities	**1,640**	**56**	**1,584**	–	2,014

Heineken leases buildings, cars and equipment.

Guarantees to banks for loans relate to loans to customers, which are given by external parties in the ordinary course of business of Heineken.

During the year ended 31 December 2008 €177 million (2007: €140 million) was recognised as an expense in the income statement in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank's requirement to reserve capital. For the details of these committed bank facilities refer to note 24. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

The off-balance sheet obligations relating to own-use commodities are not included in the above information.

32. Contingencies

The Netherlands

Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the EU competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission imposed a fine on Heineken of €219 million.

All cartel decisions by the European Commission may be appealed against before the European Court of First Instance and then before the Court of Justice of the European Communities in Luxembourg. These two courts are empowered to annul decisions in whole or in part and to reduce or increase fines, where this is deemed appropriate.

On 4 July 2007 Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This imposed fine was treated as an expense in 2007.

The European Commission filed its defence on 22 November 2007. Heineken filed its statement of reply on 3 March 2008. The European Commission filed its reply by rejoinder on 29 May 2008. Heineken is entitled to request oral pleadings before the court. A final decision by the European Court is expected thereafter.

Carlsberg

The consideration paid (purchase price) for the acquisition of S&N is subject to change as, in line with the consortium agreement, the final net debt settlement is being discussed between the consortium partners. It is not expected that these discussions will be completed before expiration of the one-year time window under IFRS 3. Any changes to the consideration paid in subsequent accounting periods will be adjusted to goodwill. Given that the outcome is not certain, it would not be practicable to estimate the financial effects of the net debt settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

33. Related parties

Identity of related parties

Heineken has a related party relationship with its associates and joint ventures (refer note 16), Heineken Holding N.V., Heineken pension funds (refer note 26) and with its key management personnel (Executive Board and the Supervisory Board).

Key management remuneration

In millions of EUR	2008	2007
Executive Board	3.3	4.1
Supervisory Board	0.4	0.4
	3.7	4.5

Executive Board

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic profit growth target and specific year targets as set by the Supervisory Board. For the Long-Term Incentive Plan we refer to note 27. The separate Remuneration report is stated on page 63.

As at 31 December 2008, J.F.M.L. van Boxmeer held 9,244 Company's shares and D.R. Hooft Graafland 6,544 (2007: both 0 shares). D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2008 (2007: 3,052 shares).

Executive Board

	Fixed Salary		Short-Term Incentive Plan		Long-Term Incentive Plan*		Other deferred benefits		Pension plan		Total	
In thousands of EUR	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
J.F.M.L. van Boxmeer	750	750	611	1,125	249	207	–	–	348	395	1,958	2,477
D.R. Hooft Graafland	550	550	336	619	149	143	–	–	305	311	1,340	1,623
Total	**1,300**	1,300	**947**	1,744	**398**	350	–	–	**653**	706	**3,298**	4,100

* The Remuneration reported as part of Long-Term Incentive Plan is based on IFRS accounting policies and does not reflect the value of vested performance shares. For the LTIP period 2006 – 2008 no performance shares will vest.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2008	2007
C.J.A. van Lede	66	66
J.M. de Jong	52	52
M. Das	52	52
M.R. de Carvalho	50	50
A.H.J. Risseeuw[1]	–	13
J.M. Hessels	50	50
I.C. MacLaurin	50	50
A.M. Fentener van Vlissingen	50	50
M. Minnick	32	–
Total	**402**	383

Only M.R. de Carvalho held 8 shares of Heineken N.V. as at 31 December 2008 (2007: 8 shares). As at 31 December 2008 and 2007, the Supervisory Board members did not hold any of the Company's bonds or option rights. C.J.A. van Lede held 2,656 and M.R. de Carvalho held 8 shares of Heineken Holding N.V. as at 31 December 2008 (2007: 2,664 shares).

[1] Stepped down from the Supervisory Board on 19 April 2007.

Other related party transactions

In millions of EUR	Transaction value 2008	Transaction value 2007	Balance outstanding as at 31 December 2008	Balance outstanding as at 31 December 2007
Sale of products and services				
Investments in associates and joint ventures	50	61	6	4
	50	61	**6**	4
Raw materials, consumables and services				
Goods for resale – joint ventures	26	4	7	1
Other expenses – joint ventures	1	1	6	1
	27	5	**13**	2

Heineken Holding N.V.
In 2008 an amount of €551,000 (2007: €572,000) was paid to Heineken Holding N.V. for management services for the Heineken Group.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its administration costs. Best practice provision III.6.4 of the Dutch Corporate Governance Code of 9 December 2003 has been observed in this regard.

34. Heineken entities

Control of Heineken
The shares and options of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Heineken Holding N.V. Amsterdam has an interest of 50.005 per cent in the issued capital of the Company. The financial statements of the Company are included in the consolidated financial statements of Heineken Holding N.V.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands marked with a • below.

Significant subsidiaries

	Country of incorporation	Ownership interest 2008	Ownership interest 2007
• Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
• Heineken Brouwerijen B.V.	The Netherlands	100%	100%
• Heineken Nederland B.V.	The Netherlands	100%	100%
• Heineken International B.V.	The Netherlands	100%	100%
• Heineken Supply Chain B.V.	The Netherlands	100%	100%
• Amstel Brouwerij B.V.	The Netherlands	100%	100%
• Amstel Internationaal B.V.	The Netherlands	100%	100%
• Vrumona B.V.	The Netherlands	100%	100%
• Invebra Holland B.V.	The Netherlands	100%	100%
• B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
• Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
• Beheer- en Exploitatiemaatschappij Brand B.V.	The Netherlands	100%	100%
• Heineken CEE Holdings B.V.	The Netherlands	100%	100%
• Heineken CEE Investments B.V.	The Netherlands	100%	100%
• Brasinvest B.V.	The Netherlands	100%	100%
• Heineken Beer Systems B.V.	The Netherlands	100%	100%
Central Europe Beverages B.V.	The Netherlands	72%	–
Heineken France S.A.S.	France	100%	100%
Scottish & Newcastle UK Ltd.	United Kingdom	100%	–
Sociedade Central de Cervejas et Bebidas S.A.	Portugal	100%	–
Oy Hartwell Ab.	Finland	100%	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

34. Heineken entities

	Country of incorporation	Ownership interest 2008	2007
Heineken España S.A.	Spain	98.6%	98.6%
Heineken Italia S.p.A.	Italy	100%	100%
Athenian Brewery S.A.	Greece	98.8%	98.8%
Brau Union AG	Austria	100%	100%
Brau Union Österreich AG	Austria	100%	100%
Grupa Żywiec S.A. [1]	Poland	62.0%	61.7%
Heineken Ireland Ltd. [2]	Ireland	100%	100%
Beamish & Crawford Plc.	Ireland	100%	–
Heineken Hungária Sorgyárak Zrt.	Hungary	100%	99.6%
Heineken Slovensko a.s.	Slovakia	100%	100%
Heineken Switzerland AG	Switzerland	100%	100%
Eichhof Getränke Holding AG	Switzerland	100%	–
Karlovacka Pivovara d.o.o.	Croatia	100%	100%
Mouterij Albert N.V.	Belgium	100%	100%
Ibecor S.A.	Belgium	100%	100%
Affligem Brouwerij BDS N.V.	Belgium	100%	100%
N.V. Brouwerijen Alken-Maes Brasseries S.A.	Belgium	99.7%	–
LLC Heineken Breweries	Russia	100%	100%
Heineken USA Inc.	United States	100%	100%
Starobrno a.s.	Czech Republic	100%	97.6%
Královský Pivovar Krušovice a.s.	Czech Republic	100%	100%
Drinks Union a.s.	Czech Republic	98.5%	–
Heineken Romania S.A.	Romania	98.2%	96.3%
Bere Mures S.A.	Romania	100%	–
JSC KPBN Shikhan	Russia	100%	99.8%
LLC Company PIT, Kaliningrad	Russia	100%	100%
LLC PIT Novotroitsk	Russia	100%	100%
FCJSC Brewing Company, Syabar'	Belarus	100%	96.0%
OJSC , Rechitsapivo'[1]	Belarus	80.8%	–
Commonwealth Brewery Ltd.	Bahamas	53.2%	53.2%
Windward & Leeward Brewery Ltd.	St Lucia	72.7%	72.7%
Cervecerias Baru-Panama S.A.	Panama	74.9%	74.9%
Nigerian Breweries Plc.	Nigeria	54.1%	54.1%
Al Ahram Beverages Company S.A.E.	Egypt	99.9%	99.9%
Brasserie Lorraine S.A.	Martinique	83.1%	83.1%
Surinaamse Brouwerij N.V.	Suriname	76.1%	76.1%
Consolidated Breweries Ltd.	Nigeria	50.1%	50.1%
Grande Brasserie de Nouvelle Calédonie S.A.	New Caledonia	87.3%	87.3%
Brasserie Almaza S.A.L.	Lebanon	67.0%	67.0%
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	R.D. Congo	95.0%	95.0%
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	70.0%	70.0%
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	59.3%	59.3%
Brasseries de Bourbon S.A.	Réunion	85.7%	85.7%
P.T. Multi Bintang Indonesia Tbk.	Indonesia	84.5%	84.5%
Sierra Leone Brewery Ltd.	Sierra Leone	83.1%	42.5%
Tango s.a.r.l.	Algeria	100%	–
Société Nouvelle des Boissons Gazeuses S.A. ('SNBG')	Tunisia	49%	–
Nouvelle de Brasserie 'Sonobra'	Tunisia	49.9%	49.9%

[1] Excluding treasury shares (will be cancelled in the course of 2009).

[2] In accordance with article 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2008 and 2007 regarding the liabilities of Heineken Ireland Ltd. And Heineken Ireland Sales Ltd., as referred to in article 5I of the Republic of Ireland Companies (Amendment) Act 1986.

35. Subsequent events

On February 9, 2009 the £3.85 billion S&N acquisition facility (available and drawn amount per 31 December 2008: €4,064 million) was restated to become a facility with two base currencies, one for £480 million and the other for €3.1 billion. Without this conversion the available amount expressed in euros could fluctuate if the €/£ exchange-rate moved beyond certain thresholds. As from 15 January 2009 onwards, before the facility was restated, a series of repayments was triggered of €100 million on the one-year tranche with an extension option to a total of two years expiring in April 2010 and a repayment of €325 million on the five-year tranche expiring in April 2013.

These repayments were financed out of the Revolving Credit Facility of €2 billion of which €470 million was drawn per 31 December 2008. To mitigate the impact of these repayments on the headroom of the Group, Heineken has recently obtained a credit commitment from ING for a fully committed two-year standby facility for €250 million.

HEINEKEN N.V. BALANCE SHEET
BEFORE APPROPRIATION OF PROFIT AS AT 31 DECEMBER 2008

In millions of EUR	Note	2008	2007
Fixed assets			
Financial fixed assets			
Investments in participating interests	36	10,723	6,560
Other investments	17	89	–
Deferred tax assets		23	–
Total financial fixed assets		**10,835**	6,560
Trade and other receivables		26	–
Cash and cash equivalents		8	1
Total current assets		**34**	1
Total assets		**10,869**	6,561
Shareholders' equity			
Issued capital		784	784
Translation reserve		(595)	7
Hedging reserve		(122)	44
Fair value reserve		88	99
Other legal reserves		595	571
Reserve for own shares		(40)	(29)
Retained earnings		3,552	3,121
Net profit		209	807
Total shareholders' equity	37	**4,471**	5,404
Liabilities			
Loans and borrowings	38	6,289	1,096
Total non-current liabilities		**6,289**	1,096
Trade and other payables		99	29
Tax payable		10	32
Total current liabilities		**109**	61
Total liabilities		**6,398**	1,157
Total shareholders' equity and liabilities		**10,869**	6,561

HEINEKEN N.V. INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008

In millions of EUR	Note	2008	2007
Share of profit of participating interests, after income tax		246	840
Other profit after income tax		(37)	(33)
Net profit	37	**209**	807

NOTES TO THE HEINEKEN N.V. FINANCIAL STATEMENTS

Reporting entity
The financial statements of Heineken N.V. (the 'Company') are included in the consolidated statements of Heineken.

Basis of preparation
The Company financial statements have been prepared in accordance with the provisions of Part 9, Book 2, of the Dutch Civil Code. The Company uses the option of Article 362.8 of Part 9, Book 2, of the Dutch Civil Code to prepare the Company financial statements, using the same accounting policies as in the consolidated financial statements. Valuation is based on recognition and measurement requirements of accounting standards adopted by the EU (i.e., only IFRS that is adopted for use in the EU at the date of authorisation) as explained further in the notes to the consolidated financial statements.

Significant accounting policies
Financial fixed assets
Participating interests (subsidiaries, joint ventures and associates) are measured on the basis of the equity method.

Shareholders' equity
The translation reserve and other legal reserves were previously formed under and still recognised in accordance with the Dutch Civil Code.

Profit of participating interests
The share of profit of participating interests consists of the share of the Company in the results of these participating interests. Results on transactions, where the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are not recognised.

36. Investments in participating interests

In millions of EUR	Participating interests	Loans to participating interest	Total
Balance as at 1 January 2007	3,415	2,745	6,160
Profit of participating interests	840	–	840
Dividend payments by participating interests	(224)	224	–
Effect of movements in exchange rates	(89)	–	(89)
Changes in hedging and fair value adjustments	18	–	18
Cash receipts	(6)	–	(6)
Repayments	–	(363)	(363)
Balance as at 31 December 2007	3,954	2,606	6,560
Balance as at 1 January 2008	3,954	2,606	6,560
Profit of participating interests	246	–	246
Dividend payments by participating interests	(1)	1	–
Effect of movements in exchange rates	(602)	–	(602)
Changes in hedging and fair value adjustments	(102)	–	(102)
Investments/additions	660	3,961	4,621
Balance as at 31 December 2008	**4,155**	**6,568**	**10,723**

NOTES TO THE HEINEKEN N.V. FINANCIAL STATEMENTS CONTINUED

37. Shareholders' equity

In millions of EUR	Issued capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Net profit	Shareholders' equity
Balance as at 1 January 2007	784	96	28	97	459	(14)	2,348	1,211	5,009
Net recognised income and expense	–	(89)	16	2	19	–	(19)	–	(71)
Profit	–	–	–	–	89	–	(89)	807	807
Transfer to retained earnings	–	–	–	–	4	–	1,207	(1,211)	–
Dividends to shareholders	–	–	–	–	–	–	(333)	–	(333)
Purchase own shares	–	–	–	–	–	(15)	–	–	(15)
Share-based payments	–	–	–	–	–	–	7	–	7
Balance as at 31 December 2007	784	7	44	99	571	(29)	3,121	807	5,404
Balance as at 1 January 2008	784	7	44	99	571	(29)	3,121	807	5,404
Net recognised income and expense	–	(602)	(166)	(11)	(44)	–	44	–	(779)
Profit	–	–	–	–	142	–	(142)	209	209
Transfer to retained earnings	–	–	–	–	(74)	–	881	(807)	–
Dividends to shareholders	–	–	–	–	–	–	(363)	–	(363)
Purchase own shares	–	–	–	–	–	(11)	–	–	(11)
Share-based payments	–	–	–	–	–	–	11	–	11
Balance as at 31 December 2008	**784**	**(595)**	**(122)**	**88**	**595**	**(40)**	**3,552**	**209**	**4,471**

For more details on reserves, please refer to note 22 of the consolidated financial statements.
For more details on LTIP, please refer to note 27 of the consolidated financial statements.

38. Loans and borrowings

Non-current liabilities

In millions of EUR	Note	2008	2007
Unsecured bank loans		4,655	–
Unsecured bond issues		1,098	1,096
Other		377	–
Non-current interest-bearing liabilities		**6,130**	1,096
Non-current non-interest-bearing liabilities (including derivatives used for hedging)	24	159	–
		6,289	1,096

Non-current liabilities

In millions of EUR	Unsecured bank loans	Unsecured bond issues	Other non-current interest-bearing liabilities	Non-current non-interest bearing liabilities	Total
Balance as at 1 January 2008	–	1,096	–	–	1,096
Proceeds	5,157	2	363	159	5,681
Repayments	(373)	–	–	–	(373)
Effect of movements in exchange rates	(129)	–	14	–	(115)
Balance as at 31 December 2008	**4,655**	**1,098**	**377**	**159**	**6,289**

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

In millions of EUR	Currency	Nominal interest rate %	Repayment	Face value 2008	Carrying amount 2008	Face value 2007	Carrying amount 2007
Unsecured bank loans	EUR	3.3	2012	470	470	–	–
Unsecured bank loans	EUR	5.1	2010	860	860	–	–
Unsecured bank loans	EUR	5.0	2013	2,416	2,403	–	–
Unsecured bank loans	EUR	6.0-6.3	2013-2016	418	418	–	–
Unsecured bank loans	GBP	2.8	2013	504	504	–	–
Unsecured bond issue	EUR	4.4	2010	500	500	500	499
Unsecured bond issue	EUR	5.0	2013	600	598	600	597
Other interest-bearing liabilities	GBP	7.3	2016	26	26	–	–
Other interest-bearing liabilities	GBP	7.2	2018	33	33	–	–
Other interest-bearing liabilities	USD	5.9	2018	280	280	–	–
Other interest-bearing liabilities	USD	6.3	2015	38	38	–	–
				6,145	**6,130**	1,100	1,096

For financial risk management and financial instruments please refer to note 30.

NOTES TO THE HEINEKEN N.V. FINANCIAL STATEMENTS CONTINUED

39. Audit fees

Other expenses in the consolidated financial statements include €14.5 million of fees in 2008 (2007: €8 million) for services provided by KPMG Accountants N.V. and its member firms and/or affiliates. Fees for audit services include the audit of the financial statements of Heineken and its subsidiaries. Fees for other audit services include sustainability, subsidy and other audits. Fees for tax services include tax compliance and tax advice. Fees for other non-audit services include due diligence related to mergers and acquisitions, review of interim financial statements, agreed upon procedures and advisory services.

	KPMG Accountants N.V.		Other KPMG member firms and affiliates			Total
	2008	2007	2008	2007	2008	2007
Audit of Heineken and its subsidiaries	2.7	1.7	6.9	4.4	9.6	6.1
Other audit services	0.1	0.1	0.5	0.2	0.6	0.3
Tax services	–	–	1.4	0.3	1.4	0.3
Other non-audit services	0.7	0.4	2.2	0.9	2.9	1.3
Total	**3.5**	2.2	**11.0**	5.8	**14.5**	8.0

40. Off-balance sheet commitments

In millions of EUR	Total	Less than 1 Year	1-5 Years	More than 5 Years	Total 2007
Undrawn committed bank facility	1,530	–	1,530	–	2,000

	2008 Third parties	2008 Heineken companies	2007 Third parties	2007 Heineken companies
Declarations of joint and several liability	–	1,111	–	1,067

Fiscal unity

The Company is part of the fiscal unity of Heineken in the Netherlands. Based on this the Company is liable for the tax liability of the fiscal unity in the Netherlands.

41. Subsequent events

For subsequent events, refer to note 35.

42. Other disclosures

Remuneration

We refer to note 33 of the Consolidated Financial Statements for the remuneration and the incentives of the Executive Board members and the Supervisory Board. The Executive Board members are the only employees of the Company.

Participating interests

For the list of direct and indirect participating interests, we refer to notes 16 and 34 to the consolidated financial statements.

Executive and Supervisory Board statement

The members of the Supervisory Board signed the financial statements in order to comply with their statutory obligation pursuant to art. 2:101 paragraph 2 Civil Code.

The members of the Executive Board signed the financial statements in order to comply with their statutory obligation pursuant to art. 2:101 paragraph 2 Civil Code and art. 5:25 paragraph 2 sub c Financial Markets Supervision Act.

Amsterdam, 17 February 2009	Executive Board	Supervisory Board
	Van Boxmeer	Van Lede
	Hooft Graafland	De Jong
		Das
		de Carvalho
		Hessels
		Fentener van Vlissingen
		MacLaurin
		Minnick

OTHER INFORMATION
STATEMENT OF THE EXECUTIVE BOARD

Statement ex Article 5:25c Paragraph 2 sub c Financial Markets Supervision Act ("Wet op het Financieel Toezicht")

To our knowledge,

1°. the Financial Statements (with the Other Information as meant in article 2:392 Civil Code) give a true and fair view of the assets, liabilities, financial position and profit of Heineken N.V. and its consolidated companies;

2°. the Report of the Executive Board gives a true and fair view of the position as per 31 December 2008 and the developments during the financial year 2008 of Heineken N.V. and its related companies included in its Financial Statements; and

3°. the Report of the Executive Board describes the material risks Heineken N.V. is facing.

Executive Board
Van Boxmeer (Chairman/CEO)
Hooft Graafland (CFO)

Amsterdam, 17 February 2009

APPROPRIATION OF PROFIT

Appropriation of profit
Article 12, paragraph 7, of the Articles of Association stipulates:

"Of the profits, payment shall first be made, if possible, of a dividend of six per cent of the issued part of the authorised share capital. The amount remaining shall be at the disposal of the General Meeting of Shareholders."

It is proposed to appropriate the entire profit of €209 million, as well as €95 million of the retained earnings for payment of dividend.

Civil code
Heineken N.V. is not a 'structuurvennootschap' within the meaning of Sections 152-164 of the Netherlands Civil Code. Heineken Holding N.V., a company listed on Euronext Amsterdam, holds 50.005 per cent of the issued shares of Heineken N.V.

Authorised capital
The Company's authorised capital amounts to €2.5 billion.

AUDITOR'S REPORT

To: Annual General Meeting of Shareholders of Heineken N.V.

Report on the financial statements

We have audited the 2008 financial statements of Heineken N.V., Amsterdam as set out on pages 67 to 143. The financial statements consist of the consolidated financial statements and the Company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2008, the income statement, statement of recognised income and expense and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The Company financial statements comprise the Company balance sheet as at 31 December 2008, the Company income statement for the year then ended and the notes.

Management's responsibility

The Executive Board is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Heineken N.V. as at 31 December 2008, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the Company financial statements
In our opinion, the Company financial statements give a true and fair view of the financial position of Heineken N.V. as at 31 December 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Executive Board report, as set out on pages 6 to 58, is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

KPMG ACCOUNTANTS N.V.
G.L.M. van Hengstum RA

Amsterdam, 17 February 2009

SHAREHOLDER INFORMATION

Investor relations
Heineken takes a proactive role in maintaining an open dialogue with shareholders and bondholders, providing accurate and complete information in a timely and consistent way. We do this through press releases, the Annual Report, presentations, webcasts, regular briefings and open days with analysts, fund managers and shareholders.

Ownership structure
Heading the Heineken Group, Heineken Holding N.V. is no ordinary holding company. Since its formation in 1952, the objective of Heineken Holding N.V., pursuant to its Articles of Association has been to manage and/or supervise the Heineken Group and to provide services to the Heineken Group. The role Heineken Holding N.V. has performed for the Heineken Group since 1952 has been to safeguard its continuity, independence and stability and create conditions for controlled, steady growth of the activities of the Heineken Group. This stability has enabled the Heineken Group to rise to its present position as the brewer with the widest international presence and one of the world's largest brewing groups. Every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. The net asset value of one Heineken Holding N.V. share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical. Historically, however, Heineken Holding N.V. shares have traded at a lower price due to technical factors that are market-specific.

Neither Heineken N.V. nor Heineken Holding N.V. is a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Heineken Holding N.V. holds 50.005 per cent of the Heineken N.V. issued shares.

L'Arche Green N.V. holds 58.78 per cent of the Heineken Holding N.V. shares. The Heineken family holds 88.42 per cent of L'Arche Green N.V. The remaining 11.58 per cent of L'Arche Green N.V. is held by the Hoyer family.

Mrs de Carvalho-Heineken also owns a direct 0.03 per cent stake in Heineken Holding N.V.

Heineken N.V. shares and options
Heineken N.V. shares are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuters Equities 2000 Service under HEIA.AS and HEIO.AS. The ISIN code is NL0000009165. Options on Heineken N.V. shares are listed on Euronext.Liffe. Additional information is available on the website:

www.heinekeninternational.com

In 2008, the average daily trading volume of Heineken N.V. shares was 2,037,340 shares.

Right to add agenda items
Shareholders who, alone or together, represent at least 1 per cent of Heineken N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the Company's material interest.

Market capitalisation
On 31 December 2008, there were 489,974,594 shares of €1.60 nominal value in issue. At a year-end price of €21.90 on 31 December 2008, the market capitalisation of Heineken N.V. on the balance sheet date was €10.7 billion.

Share distribution comparison year-on-year Heineken N.V. shares*
Based on Free float: Excluding shares of Heineken Holding N.V. in Heineken N.V.



Based on 245.0 million shares in free float

- North America 34.6%
- UK/Ireland 14.2%
- Netherlands 9.1%
- Rest of Europe (ex. Netherlands) 14.5%
- Rest of the world 2.3%
- Undisclosed 25.3%

* Source: Capital Precision, based on best estimate January 2009.

Heineken N.V. share price
In EUR, Euronext Amsterdam
after restatement for share split


2004
2005
2006
2007
2008
24.53
26.78
36.03
44.22
21.90
0
10
20
30
40
50
Share price range
Year-end price

Average trade in 2008: 2,037,340 shares per day

Dividend per share (proposed)
In EUR
after restatement for share split


2004 0.40
2005 0.40
2006 0.60
2007 0.70
2008 0.62

Heineken N.V. share price
In EUR, Euronext Amsterdam
after restatement for share split


2004 24.53
2005 26.78
2006 36.03
2007 44.22
2008 21.90

Year-end price	€21.90	31 December 2008
High	€44.03	4 January 2008
Low	€19.68	5 December 2008

SHAREHOLDER INFORMATION CONTINUED

Heineken Holding N.V. shares

The ordinary shares of Heineken Holding N.V. are traded on Euronext Amsterdam. The shares are listed under ISIN code NL0000008977. In 2008, the average daily trading volume of Heineken Holding N.V. shares was 300,618 shares.

Right to add agenda items

Shareholders who, alone or together, represent at least 1 per cent of Heineken Holding N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders.

Requests to place items on the agenda must be received by Heineken Holding N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Market capitalisation

On 31 December 2008, there were 245,011,848 ordinary shares of €1.60 nominal value in issue and 250 priority shares of €2.00 nominal value in issue.

At a year-end price of €20.41 on 31 December 2008, the market capitalisation of Heineken Holding N.V. on balance sheet date was €5 billion.

Year-end price	€20.41	31 December 2008
High	€38.38	2 January 2008
Low	€18.60	5 December 2008

Share distribution comparison year-on-year Heineken Holding N.V. shares*
Based on Free float: Excluding shares of L'Arche Green N.V. in Heineken Holding N.V.



Based on 101 million shares in free float

North America	43.1%
UK/Ireland	18.4%
Netherlands	1.9%
Rest of Europe (ex. Netherlands)	7.5%
Rest of the world	0.9%
Undisclosed	28.2%

* Source: Capital Precision, based on best estimate January 2009.

Heineken Holding N.V. share price
In EUR, Euronext Amsterdam
after restatement for share split


2004
2005
2006
2007
2008
0
10
20
30
40
50
22.25
24.82
30.80
38.73
20.41

Share price range
Year-end price
Average trade in 2008: 300,618 shares per day

Financial calendar in 2009 for both Heineken N.V. and Heineken Holding N.V.

Announcement of 2008 results	18 February
Publication of Annual Report	20 March
Annual General Meeting of Shareholders, Amsterdam	23 April
Quotation ex-final dividend	27 April
Final dividend 2008 payable	4 May
Announcement of half-year results 2009	26 August
Quotation ex-interim dividend	27 August
Interim dividend 2009 payable	2 September

Bondholders information

Heineken N.V. bonds are listed on the Luxembourg Stock Exchange. Two bond loans were issued on 4 November 2003. One was issued for €500 million with a coupon of 4.375 per cent, maturing on 4 February 2010 and listed under ISIN code XS0179266597.

Another one was issued for €600 million with a annual coupon of 5.00 per cent, maturing on 4 November 2013 and listed under ISIN code XS0179266753.

Contacting Heineken N.V. and Heineken Holding N.V.

Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39 or by email: investors@heineken.com.

Further information on Heineken Holding N.V. is obtainable by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also obtainable from the Investor Relations department, telephone +31 20 523 92 39 or by email: investors@heineken.com.

The website www.heinekeninternational.com also carries further information about both Heineken N.V. and Heineken Holding N.V.

COUNTRIES AND BRANDS
AS AT 31 DECEMBER 2008

At Heineken we aim to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. The tables in this section show our breweries and brands worldwide.

1. Western Europe
Heineken is Western Europe's largest and leading beer brewer. We have market leadership positions in the UK, the Netherlands and Spain and we are the number two player in Belgium, Finland, France, Ireland, Italy, Portugal and Switzerland. Heineken is also brewed under licence and various Group brands are imported into several other Western European markets.

2. Central and Eastern Europe
Heineken is the largest brewing group in Central Europe, leading in Greece, Austria, Romania, Slovakia, Bulgaria and FYR Macedonia. We are the number two player in Poland, Croatia and Belarus. Heineken has strong market positions in Russia, Germany, Hungary, Serbia and the Czech Republic. Heineken, and in some cases Amstel, are also brewed under licence or imported into several other Central and Eastern European markets.

3. Africa and the Middle East
Heineken is also very successful in Africa and the Middle East. We have owned breweries and have enjoyed substantial market positions in several African countries for more than 50 years. In Africa we brew a variety of local brands and in some countries Heineken and Amstel beer are also brewed locally. Most of the operating companies also produce and market soft drinks.

4. The Americas
Heineken has built a strong position in the Americas, with exports to the USA, Central America and the Caribbean. Heineken also owns a number of breweries in the Caribbean and Central America and has interests in and licensing agreements with several breweries in Central and South America. The agreement of Heineken USA and FEMSA of Mexico made Heineken the exclusive national importer, marketer and seller of FEMSA's brands for ten years. Our interest in Compania Cervecerias Unidas (CCU) has strengthened our position in Chile and Argentina.

5. Asia Pacific
Underpinning our position in the region is our Singapore-based joint venture with Fraser & Neave, Asia Pacific Breweries (APB). It operates breweries in Singapore, Laos, Malaysia, Mongolia, Thailand, Vietnam, Cambodia, China, New Zealand, Papua New Guinea, India and Sri Lanka. Heineken is brewed at several of APB's breweries throughout the region. In addition, we have our own breweries in Indonesia and New Caledonia. In India, we have a 37.5 per cent stake in United Brewery Limited (UBL)and a 50/50 joint venture in Millenium Alcobev with UBL. UBL is the market leader in India. We also import Heineken into the region. Heineken beer has a strong market position, particularly in Thailand, Vietnam, Australia, New Zealand, Singapore and Taiwan.

Geographic distribution of consolidated beer volume

In thousands of hectolitres	2008	2007	%
Western Europe	44,245	31,910	38.7
Central and Eastern Europe	50,527	46,451	8.8
Africa and the Middle East	18,076	14,731	22.7
The Americas	10,329	9,925	4.1
Asia Pacific	2,644	2,358	12.1
Consolidated beer volume	**125,821**	105,375	19.4



Western Europe

Country	Company	Brewery location	Brands
Belgium	Affligem Brouwerij BDS (100%) Alken-Maes (99.7%)	Opwijk Alken, Kobbegem	Affligem, Postel, Op-Ale Maes, Grimbergen, Mort Subite, Cristal, Cincy, Judas, Hapuin, Brugs
Finland	Hartwall (100%)	Lahti, Tornio	Lapin Kulta, Karjala, 1836 Classic, URHO, Aura, Sininen, Foster's
France	Heineken France (100%)	Marseille, Mons-en-Baroeul, Schiltigheim	Heineken, Adelscott, Amstel, Buckler, Desperados, Doreleï, '33' Export, Fischer tradition, Kriska, Murphy's Irish Stout, Pelforth
Ireland	Heineken Ireland (100%) Beamish & Crawford (100%)	Cork Cork	Heineken, Amstel, Coors Light, Murphy's Irish Stout Beamish
Italy	Heineken Italia (100%)	Aosta, Bergamo, Cagliari, Massafra	Heineken, Amstel, Birra Messina, Birra Moretti, Budweiser, Classica von Wunster, Dreher, Ichnusa, McFarland, Murphy's Irish Stout, Prinz, Sans Souci
Netherlands	Heineken Nederland (100%) Brand Bierbrouwerij (100%)	's-Hertogenbosch, Zoeterwoude Wijlre	Heineken, Amstel, Lingen's Blond, Murphy's Irish Red, Wieckse Witte, Brand
Portugal	Sociedade Central de Cervejas et Bebidas (100%)	Vialonga	Sagres, Imperial, Cergal, Foster's
Spain	Heineken España (98.6%)	Arano, Jaen, Madrid, Seville, Valencia	Heineken, Amstel, Buckler, Cruzcampo, Guinness, Kaliber, Legado de Yuste, Murphy's Irish Red
Switzerland	Heineken Switzerland (100%) Eichhof Getränke (100%)	Chur Lucerne	Heineken, Amstel, Calanda, Ittinger, Murphy's Irish Stout Eichhof
United Kingdom	Scottish & Newcastle UK (100%)	Reading, Manchester, Newcastle, Tadcaster, Edinburgh, Hereford	Foster's, Newcastle Brown Ale, John Smith, Bulmer, Strongbow, Woodpecker, Scrumpy Jack, Jacques, Sirrus, McEwan's, Tartan Special, Deuchar's IPA, Kronenbourg, Heineken, Amstel, Sagres

COUNTRIES AND BRANDS CONTINUED
AS AT 31 DECEMBER 2008

Central and Eastern Europe

Country	Company	Brewery location	Brands
Austria	Brau Union Österreich (100%)	Leoben-Göss, Graz-Puntigam, Schladming, Schwechat, Wieselburg, Zipf, Linz, Hallein-Kaltenhausen	Heineken, Edelweiss, Gösser, Kaiser, Puntigamer, Schlossgold, Schwechater, Wieselburger, Zipfer, Schladminger, Reininghaus
Belarus	Brewing Company Syabar (100%)	Babruysk	Syabar, Bobrov
	Rechitsapivo (80.8%)	Rechitsa	Rechitsa, Dneprovska, BergG
Bulgaria	Zagorka Brewery (49%)	Stara Zagora	Heineken, Amstel, Ariana, Stolichno, Zagorka, Starobrno
Croatia	Karlovacka Pivovara (100%)	Karlovac	Heineken, Karlovačko, Gösser, Edelweiss Kaiser, Golden Brau
Czech Republic	Starobrno (100%)	Brno, Znojmo	Heineken, Amstel, Hostan, Starobrno, Zlaty Bazant, Cerveny Drak, Baron Trenck
	Kralovsky Pivovar Krušovice (100%)	Krušovice	Krušovice
	Drinks Union (98.5%)	Ústi nad Labem, Kutna Hora	Zlatopramen, Breznak, Dacicky
	Pivovar Louny (84%)	Louny	Louny
Germany	Paulaner Brauerei (25%)	Munich, Rosenheim	Hacker-Pschorr, Paulaner, Paulaner, Weissbier
	Kulmbacher Brauerei (31.4%)	Chemnitz, Kulmbach, Plauen	Kulmbacher, Mönchshof, Sternquell-pils
	Karlsberg (22.5%)	Homburg, Koblenz	Desperados, Karlsberg, Mixery, UrPils
	Fürstlich Fürstenbergische Brauerei (49.9%)	Donaueschingen	Bären Pilsner, Fürstenberg, Riegeler, QOWAZ
	Hoepfner Brauerei (49.9%)	Karlsruhe	Arnegger, Edel-Weizen, Export, Goldköpfle, Grape, Hefe Weißbier, Hoepfner Pilsner, Jubelbier, Keller Weißbier, Kräusen, Leicht, Maibock, Porter, Radler
	Schmucker Brauerei (49.8%)	Mossautal, Odenwald	Schmucker, Odenwälder Zwickel
	Würzburger Hofbräu (31.4%)	Würzburg, Poppenhausen	Würzburger Hofbräu, Werner Bräu, Lohrer Bier, Wächtersbacher
Greece	Athenian Brewery (98.8%)	Athens, Patras, Thessaloniki	Heineken, Alfa, Amstel, Buckler, Desperados, Fischer, McFarland, Murphy's Irish Stout, Zorbas
Hungary	Heineken Hungaria (100%)	Martfü, Sopron	Heineken, Amstel, Buckler, Gösser, Kaiser, Schlossgold, Soproni Ászok, Talléros, Zlaty Bazant, Edelweiss, Steffl, Adambrau
Kazakhstan	Efes Karaganda (28%)	Almaty, Karaganda	Heineken, Tian Shan, Efes, Beliy Medved, Stary Melnik, Sokol, Gold Mine
FYR Macedonia	Pivara Skopje (27.6%)	Skopje	Heineken, Amstel, Gorsko, Skopsko



Central and Eastern Europe – continued

Country	Company	Brewery location	Brands
Poland	Grupa Żywiec (62%)	Cieszyn, Elblag, Lezajsk, Warka, Żywiec	Heineken, Królewskie, Kujawiak, Lezajsk, Specjal, Strong, Tatra, Warka Jasne Pelne, Żywiec, Budweiser
Romania	Heineken Romania (98.2%)	Constanta, Craiova, Hateg, Miercurea Ciuc	Heineken, Bucegi, Ciuc, Gambrinus, Golden Brau, Gösser, Schlossgold, Silva
	Bere Mures (100%)	Targu Mures	Neumarkt, Dracula, Sovata
Russia	Heineken Breweries (100%)	St. Petersburg (2)	Heineken, Amstel, Bochkarov, Ochota, Zlaty Bazant, Bud, Kirin, Guinness, Kilkenny, Buckler, Stepan Razin, Kalinkin, Ordinar
		Khabarovsk	PIT, Amur-Pivo, Docter Diesel, Three Bears
		Ekaterinburg	Patra, Strelets, Zhigulevskoye
		Irkutsk	Zhigulevskoye, Yantarnoe, Rizhkoye, Kumanda, Gubernatorskoye, Brandmayor
		Nizhnyi Novgorod	Okskoye, Rusich, Volga
		Novosibirsk	Sobol, Zhigulevskoye
	Shikhan Brewery (100%)	Sterlitamak	Sedoy Ural, Shikhan, Solyanaya Pristan
	PIT Kaliningrad (100%)	Kaliningrad	PIT, Docter Diesel, Ostmark, Three Bears, Gösser, Bitburger, Buckler
	PIT Novotroitsk (100%)	Novotroitsk	PIT, Docter Diesel, Three Bears, Gösser
Serbia	United Serbian Breweries (72%)	Novi Sad	Heineken, Kaiser, MB, Master
	United Serbian Breweries Zajecarsko (52.5%)	Zajecar	Pils Plus, Efes, Zajecarsko, Standard, Weifert
Slovakia	Heineken Slovensko (100%)	Hurbanovo	Heineken, Amstel, Corgon, Gemer, Kelt, Martiner, Zlaty Bazant, Starobrno

COUNTRIES AND BRANDS CONTINUED
AS AT 31 DECEMBER 2008

Africa and the Middle East

Country	Company	Brewery location	Brands
Algeria	Tango (100%)	Rouiba	Tango, Samba, Fiesta, Heineken
Burundi	Brarudi (59.3%)	Bujumbura, Gitega	Amstel, Primus
Cameroon	Brasseries du Cameroun (8.8%)	Bafoussam, Douala, Garoua, Yaoundé	Amstel, Dynamalt, Mützig
Congo	Brasseries du Congo (50%)	Brazzaville, Pointe Noire	Amstel, Guinness, Maltina, Mützig, Ngok, Primus, Turbo King
Democratic Republic of Congo	Bralima (95%)	Boma, Bukavu, Kinshasa, Kisangani, Mbandaka, Lubumbashi	Amstel, Guinness, Maltina, Mützig, Primus, Turbo King
Egypt	Al Ahram Beverages Company (99.9%)	Badr, El Obour, Sharkí	Heineken, Birell, Fayrouz, Meister, Sakara, Stella
Ghana	Guinness Ghana Breweries Ltd. (20%)	Accra, Kumasi	Amstel Malt, Guinness, Gulder, Star
Israel	Tempo Beverages Limited (40%)	Netanya	Heineken, Gold Star, Maccabee, Malt Star, Nesher
Jordan	General Investment (10.8%)	Zerka	Amstel
Lebanon	Almaza (67%)	Beirut	Almaza, Laziza
Morocco	Brasseries du Maroc (2.2%)	Casablanca, Fès, Tanger	Heineken, Amstel
Namibia	Namibia Breweries (14.6%)	Windhoek	Heineken, Beck's, Guinness, Kilkenny, Windhoek
Nigeria	Nigerian Breweries (54.1%)	Aba, Ama, Ibadan, Kaduna, Lagos	Heineken, Amstel Malta, Gulder, Legend, Maltina, Star
	Consolidated Breweries (50.1%)	Jjebu Ode, Awe-Omamma	"33" Export, Hi-malt
Réunion	Brasseries de Bourbon (85.7%)	Saint Denis	Bourbon, Dynamalt
Rwanda	Bralirwa (70%)	Gisenyi, Kigali	Amstel, Guinness, Mützig, Primus
Sierra Leone	Sierra Leone Brewery (83.1%)	Freetown	Heineken, Guinness, Maltina, Star
South Africa	Sedibeng Brewery (75%)*	Johannesburg (Sedibeng)	
Tunisia	Nouvelle de Brasserie 'Sonobra' (49.99%)	Tunis	Heineken

* Under construction.



The Americas

Country	Company	Brewery location	Brands
Argentina	Companias Cervecerias Unidas Argentina (30.7%)	Salta, Santa Fe, Lujan	Heineken, Budweiser, Cordoba, Imperial, Salta, Santa Fe, Schneider
Bahamas	Commonwealth Brewery (53.2%)	Nassau	Heineken, Guinness, Kalik, Vitamalt
Brazil	Cervejarias Kaiser (17%)	Araraquara	Heineken Kaiser, Bavaria, Sol
		Cuiabá	Kaiser, Bavaria, Sol
		Feira de Santana	Kaiser, Bavaria, Sol, Summer Draft
		Gravataí	Kaiser, Bavaria, Sol, Gold
		Jacareí	Kaiser, Bavaria, Sol, Heineken, Kaiser Bock, Gold, Xingú, Summer Draft
		Manaus	Kaiser, Bavaria, Sol
		Pacatuba	Kaiser, Bavaria, Sol
		Ponta Grossa	Kaiser, Bavaria, Sol, Summer Draft, Gold
Chile	Companias Cervecerias Unidas (33.1%)	Antofagasta, Santiago, Temuco	Heineken, Cristal, Escudo, Royal
Costa Rica	Cervecería Costa Rica (25%)	San José	Heineken, Bavaria, Imperial, Pilsen, Rock Ice
Dominican Republic	Cervecería Nacional Dominicana (9.3%)	Santo Domingo	Presidente
Haiti	Brasserie Nationale d'Haïti (23.3%)	Port-au-Prince	Guinness, Malta, Prestige
Jamaica	Desnoes & Geddes (15.5%)	Kingston	Heineken, Dragon Stout, Guinness, Red Stripe
Martinique	Brasserie Lorraine (83.1%)	Lamentin	Heineken, Lorraine, Malta, Porter
Nicaragua	Consorcio Cervecero Centroamericano (12.4%)	Managua	Heineken, Bufalo, Tona, Victoria
Panama	Cervecerias Barú-Panama (74.9%)	Panama City	Heineken, Crystal, Guinness, Panama, Soberana, Budweiser
St. Lucia	Windward & Leeward Brewery (72.7%)	Vieux-Fort	Heineken, Guinness, Piton
Suriname	Surinaamse Brouwerij (76.1%)	Paramaribo	Heineken, Parbo
Trinidad	Carib Development Corporation (20%)	Port of Spain	Carib, Stag, Guinness

COUNTRIES AND BRANDS CONTINUED
AS AT 31 DECEMBER 2008

Asia Pacific

Country	Company	Brewery location	Brands
Cambodia	Cambodia Brewery (33.5%)	Phnom Penh	ABC Extra Stout, Anchor, Gold Crown, Tiger
China	Shanghai Asia Pacific Brewery (44,6%)	Shanghai	Heineken, Reeb, Tiger
	Hainan Asia Pacific (46%)	Haikou	Anchor, Aoke, Tiger
	Kingway Brewery (9.9%)	Shenzhen, Shantou, Dongguan, Tianjin, Xian, Chengdu, Foshan	Kingway
	Guangzhou Asia Pacific Brewery (46%)*	Guangzhou	
India	Asia Pacific Breweries (Aurangabad) (31.9%)	Chowgule	Cannon 10000, Arlem, Baron's Strong Brew, Tiger
	Asia Pacific Breweries – Pearl Private (28.1%)	Hyderabad	Tiger
	United Breweries (37.5%)	Taloja, Cherthala, Palakkad, Hyderabad, Ponda, Kalyani, Ludhiana, Chopanki, Mangalore, Nelamangla, Khurda	Kingfisher, Kalyani, UB
	Millennium Alcobev (68.8%)	Rewari, Aurangabad, Srikakulam, Thiruvallur	
Indonesia	Multi Bintang Indonesia (84.5%)	Sampang Agung, Tangerang	Heineken, Bintang, Guinness, Bintang Zero, Green Sands
Laos	Lao Asia Pacific Breweries (28.5%)	Vientiane	Tiger
Malaysia	Guinness Anchor Berhad (10.7%)	Kuala Lumpur	Heineken, Anchor, Baron's, Guinness, Kilkenny, Tiger, Lion, Malta, Anglia
Mongolia	MCS Asia Pacific Brewery (23.1%)	Ulaan baatar	Tiger, Sengur
New Caledonia	Grande Brasserie de Nouvelle Calédonie (87.3%)	Nouméa	Heineken, Number One, Desperados



Asia Pacific – continued

Country	Company	Brewery location	Brands
New Zealand	DB Breweries (41.9%)	Greymouth, Mangatainoka, Otahuhu	Heineken, Amstel, DB Draught, Export Gold, Export Dry, Tiger, Monteith's, Tui, Fuse, Barrel 51
	DB South Island Brewery (27%)	Timaru	Double Brown, Bushmans Draught, DB Draught, Export 33, Export Dry, Export Gold, Flame, Monteith's, Skippers Draught, Tui
Papua New Guinea	South Pacific Brewery (31.8%)	Lae, Port Moresby	Niugini Ice Beer, South Pacific Export Lager, SP Lager, SP Gold
Singapore	Asia Pacific Breweries (Singapore) (41.9%)	Singapore	Heineken, ABC Extra Stout, Anchor, Baron's, Tiger
Sri Lanka	Asia Pacific Brewery (Lanka) (25.2%)	Mawathagama	Archipelago, Bison, Kings Stout, Baron's Lager, Baron's Strong Brew
Thailand	Thai Asia Pacific Brewery (14.7%)	Bangkok	Heineken, Tiger, Cheers
Vietnam	Vietnam Brewery (25.2%)	Ho Chi Minh City	Heineken, Bivina, Tiger, Coors Light
	Hatay Brewery (41.9%)	Hatay	Heineken, Anchor Draft, Tiger
	VBL Da Nang Co (25.2%)	Da Nang	Coors Light, Foster's, Bier Larue
	VBL Tien Giang (25.2%)	Tien Giang	
	VBL Quang Nam (20.1%)	Guang Nam	

* Under construction.

HISTORICAL SUMMARY

	IFRS	IFRS*	IFRS*	IFRS*	IFRS*
	2008	2007	2006	2005	2004
Revenue and profit In millions of EUR					
Revenue	14,319	11,245	10,556	9,672	9,207
Results from operating activities	1,182	1,364	1,637	1,125	1,242
Results from operating activities (beia)	181	1,642	1,391	1,234	1,249
as % of revenue	1.3	14.6	13.2	12.8	13.6
as % of total assets	0.9	13.7	11.6	11.3	12.4
EBITDA/net interest expenses	6.0	22.6	19.5	13.8	11.9
Net profit	209	807	1,211	761	642
Net profit (beia)	1,013	1,119	930	840	803
as % of equity attributable to equity holders of the Company	22.7	20.7	18.6	21.2	24.7
Dividend proposed	304	343	294	196	196
as % of net profit	145.5	42.5	24.3	25.8	30.5
Per share of €1.60 In millions of EUR					
Cash flow from operating activities	3.39	3.12	3.55	3.49	2.99
Net profit (beia)	2.07	2.28	1.90	1.71	1.64
Dividend proposed	0.62	0.70	0.60	0.40	0.40
Equity attributable to equity holders of the Company	9.14	11.04	10.23	8.10	6.65
Cash flow statement In millions of EUR					
Cash flow from operating activities	1,660	1,529	1,666	1,710	1,466
Dividend paid	(485)	(417)	(268)	(251)	(210)
Cash flow used in investment activities	(4,744)	(1,125)	(626)	(969)	(1,672)
Cash flow from/(used in) financing activities, excluding dividend	3,794	(214)	(381)	(415)	(83)
Net cash flow	**225**	(227)	391	75	(499)

	IFRS 2008	IFRS* 2007	IFRS* 2006	IFRS* 2005	IFRS* 2004
Financing In millions of EUR					
Share capital	784	784	784	784	784
Reserves and retained earnings	3,687	4,620	4,225	3,185	2,472
Equity attributable to equity holders of the Company	**4,471**	5,404	5,009	3,969	3,256
Minority interests	281	307	284	310	280
Total equity	4,752	5,711	5,293	4,279	3,536
Employee benefits	688	586	600	602	633
Provisions (incl. deferred tax liabilities)	1,139	728	780	731	689
Non-current loans and borrowings	9,084	1,295	1,883	1,999	2,522
Current liabilities (excl. provisions)	4,900	3,634	3,482	3,279	2,710
Liabilities (excl. provisions)	13,984	4,929	5,365	5,278	5,232
Total equity and liabilities	20,563	11,954	12,038	10,890	10,090
Equity attributable to equity holders of the Company/(employee benefits, provisions, and liabilities)	0.28	0.87	0.74	0.60	0.50
Employment of capital In millions of EUR					
P, P & E	6,314	4,673	4,248	4,354	4,212
Intangible assets	7,109	2,110	1,976	1,984	1,491
Other non-current assets	2,391	1,814	2,056	1,730	1,596
Total non-current assets	15,814	8,597	8,280	8,068	7,299
Inventories	1,246	883	777	759	698
Trade and other current assets	2,791	1,900	1,718	1,587	1,500
Cash, cash equivalents and current other investments	712	574	1,263	476	593
Total current assets	4,749	3,357	3,758	2,822	2,791
Total assets	20,563	11,954	12,038	10,890	10,090
Total equity/Total non-current assets	0.30	0.66	0.64	0.53	0.48
Current assets/ Current liabilities (excl. provisions)	0.97	0.92	1.08	0.86	1.03

* Restated for change in accounting policies as disclosed in note 3(b) of the notes to the consolidated financial statements

GLOSSARY

Beia
Before exceptional items and amortisation of brands and customer relationships.

Cash conversion ratio
Free operating cash flow/Net profit (beia) before deduction of minority interests.

Depletions
Sales by distributors to the retail trade.

Dividend payout
Proposed dividend as percentage of net profit (beia).

Earnings per share
Basic
Net profit divided by the weighted average number of shares – basic – during the year.

Diluted
Net profit divided by the weighted average number of shares – diluted – during the year.

EBIT
Earnings before interest and taxes and net finance expenses.

EBITDA
Earnings before interest and taxes and net finance expenses before depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates and joint ventures, dividend income and impairments of other investments.

Fit2Fight
Cost-saving programme aimed at reducing the fixed-cost base versus 2005 by €450 million by 2008.

Fixed costs under Fit2Fight
Fixed costs under Fit2Fight include personnel costs, depreciation and amortisation, repair and maintenance costs and other fixed costs. Exceptional items are excluded from these costs.

Fixed costs ratio
Fixed costs under Fit2Fight as a percentage of revenue.

Free operating cash flow
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

Gearing
Net debt/total equity.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Organic growth
Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and customer relationships and changes in accounting policies.

Organic volume growth
Increase in consolidated volume, excluding the effect of the first-time consolidation of acquisitions.

Profit
Net profit
Profit after deduction of minority interests (profit attributable to equity holders of the Company).

Operating profit
EBIT less share of profit of associates and joint ventures and impairments thereof (net of income tax), excluding net gain or loss on sale of subsidiaries, joint ventures and associates. Or results from operating activities excluding net gain or loss on sale of subsidiaries, joint ventures and associates.

Operating profit (beia)
EBIT (beia) less share of profit of associates and joint ventures and impairments thereof (net of income tax), excluding net gain or loss on sale of subsidiaries, joint ventures and associates. Or results from operating activities (beia) excluding net gain or loss on sale of subsidiaries, joint ventures and associates.

Operating profit margin
Ratio of Operating Profit divided by Net Revenues, usually presented as a percentage.

Profit
Profit before deduction of minority interests.

®
All brand names mentioned in this Annual Report, including those brand names not marked by an ®, represent registered trade marks and are legally protected.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Top-line growth
Growth in net revenue.

Volume
Amstel® volume
The Group beer volume of the Amstel brand.

Consolidated beer volume
100 per cent of beer volume produced and sold by fully consolidated companies.

Group beer volume
The part of the total Group volume that relates to beer.

Heineken® volume
The Group beer volume of the Heineken brand.

Heineken® volume in premium segment
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).

Total beer volume
The Group beer volume in a country.

Total Group volume
100 per cent of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and 100 per cent of the volume produced and sold by joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

Weighted average number of shares
Basic
Weighted average number of issued shares adjusted for the weighted average of own shares purchased in the year.

Diluted
Weighted average number of basic shares after adjustment for the effects of all dilutive own shares purchased.

REFERENCE INFORMATION

A Heineken N.V. publication
Heineken N.V.
P.O. Box 28
1000 AA Amsterdam
The Netherlands

telephone +31 20 523 92 39
fax +31 20 626 35 03

Copies of the Annual Report and further information are obtainable from the Group Corporate Relations department via www.heinekeninternational.com

Production and editing
Heineken N.V. Group Corporate Relations

Text
Heineken International

Translation into Dutch
V V H Business Translations, Utrecht, the Netherlands

Illustration
Kate Miller, Edinburgh

Photography
Andreas Pohlmann, Munich
The packshot company Ltd, London
Heineken International, Amsterdam

Graphic design and electronic publishing
Addison Corporate Marketing Ltd, London

Printing
Boom & van Ketel grafimedia, Haarlem, the Netherlands

Binding and distribution
Hexspoor, Boxtel, the Netherlands

Paper
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Mixed Sources
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